UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 5

Summary

Registration data

1. General information	1

2. Address	2

3. Securities	3

4. Auditor information	4

5. Share register	5

6. Investor relations officer	6

7. Shareholders’ department	7

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 5

1.     General information

Company name:                                              CPFL ENERGIA S.A.

Date of adoption of company name:                08/06/2002

Type:                                                              publicly-held Corporation

Previous company name:                                 Draft II Participações S.A

Date of incorporation:                                      03/20/1998

CNPJ (Corporate Taxpayer ID):                         02.429.144/0001-93

CVM code:                                                      1866-0

CVM registration date:                                     05/18/2000

CVM registration status:                                   Active

Status starting date:                                       05/18/2000

Country:                                                          Brazil

Country in which the securities

Are held in custody:                                         Brazil

Other countries in which the securities can be traded

Country                                                                       Date of admission

United States                                                              09/29/2004

Sector of activity:                                            Holding company (Electric Energy)

Description of activity:                                     Holding company

Issuer’s category:                                            Category A

Date of registration in the current category:       01/01/2010

Issuer’s status:                                                            Operating

Status starting date:                                       05/18/2000

Type of ownership control:                               Private Holding

Date of last change in ownership control:          01/23/2017

Date of last change of fiscal year:

Month/day of the end of fiscal year:                             12/31

Issuer´s web address:                                                  www.cpfl.com.br

Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 5

2.     Address

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registered Office Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 5

3.     Securities

Share   trading

Trading mkt                              Stock exchange

Managing entity                        BM&FBOVESPA

Start date                                 09/29/2004

End date

Trading segment                       New Market

Start date                                 9/29/2004

End date

Debenture trading

Trading mkt                              Organized market

Managing entity                        CETIP

Start date                                 05/18/2000

End date

Trading segment                       Traditional

Start date                                 05/19/2000

End date

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 5

4.     Auditor information

Does the issuer have an auditor?                      Yes

CVM code:                                                      385-9

Type of auditor:                                               Brazilian firm

Independent auditor:                                         KPMG Auditores Independentes

CNPJ (Corporate Taxpayer ID):                         57.755.217/0011-09

Period of service:                                             03/29/2017

Partner in charge                                              Marcio José dos Santos

Period of service                                              03/29/2017

CPF (Individual Taxpayer ID)                             253.206.858-23

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 5

5.     Share register

Does the company have a service provider:    Yes

Corporate name:                                            Banco do Brasil

CNPJ:                                                           00.000.000/0001-91

Period of service:                                          01/01/2011

Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 5

6.     Investor relations officer

Name:                                      Gustavo Estrella

                                               Investor Relations Officer

CPF/CNPJ:                              037.234.097-09

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:                 02/27/2013

Date when the officer left the position:

Registration Form – 2017 – CPFL Energia S.A.                                                          Version: 5

7.     Shareholders’ department

Contact                                                            Sérgio Luis Felice

Date when the officer assumed the position:     09/13/2017

Date when the officer left the position:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-8018, email: slfelice@cpfl.com.br

(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Table of Contents
Company Data
Capital Composition	1
Individual financial statements
Statement of Financial Position - Assets	2
Statement of Financial Position - Liabilities and Equity	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows – Indirect Method	6
Statement of Changes in Equity
01/01/2017 to 09/30/2017	7
01/01/2016 to 09/30/2016	8
Statements of Value Added	9
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	10
Statement of Financial Position - Liabilities and Equity	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows - Indirect Method	14
Statement of Changes in Equity
01/01/2017 to 09/30/2017	15
01/01/2016 to 09/30/2016	16
Statements of Value Added	17
Comments on performance	18
Notes to Interim financial statements	27
Other relevant information	89
Reports
Independent Auditor’s Report - Unqualified	91

(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Capital Composition
Number of Shares (In units)	Closing Date 09/30/2017
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Assets

Code	Description	Current Year 09/30/2017	Prior Year 12/31/2016
1	Total assets	8,920,264	8,908,964
1.01	Current assets	442,803	791,016
1.01.01	Cash and cash equivalents	128,616	64,973
1.01.06	Taxes recoverable	90,825	82,836
1.01.06.01	Current taxes recoverable	90,825	82,836
1.01.06.01.01	Income tax and social contribution to be offset	86,293	53,246
1.01.06.01.02	Other taxes recoverable	4,532	29,590
1.01.08	Other current assets	223,362	643,207
1.01.08.03	Others	223,362	643,207
1.01.08.03.01	Other receivables	310	229
1.01.08.03.04	Dividends and interest on capital	223,052	642,978
1.02	Noncurrent assets	8,477,461	8,117,948
1.02.01	Long-term assets	221,140	250,625
1.02.01.06	Deferred taxes	187,327	171,073
1.02.01.06.02	Deferred tax assets	187,327	171,073
1.02.01.08	Receivables from related parties	25,619	52,582
1.02.01.08.02	Receivables from subsidiaries	25,619	52,582
1.02.01.09	Other noncurrent assets	8,194	26,970
1.02.01.09.04	Escrow deposits	649	710
1.02.01.09.10	Other receivables	7,545	26,260
1.02.02	Investments	8,255,110	7,866,100
1.02.02.01	Equity interests	8,255,110	7,866,100
1.02.02.01.02	Investments in subsidiaries	8,255,110	7,866,100
1.02.03	Property, plant and equipment	1,179	1,199
1.02.03.01	Property, plant and equipment - operational	1,179	1,199
1.02.04	Intangible assets	32	24
1.02.04.01	Intangible assets	32	24

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2017	Prior Year 12/31/2016
2	Total liabilities	8,920,264	8,908,964
2.01	Current liabilities	20,423	255,755
2.01.02	Trade payables	644	3,760
2.01.02.01	Domestic suppliers	644	3,760
2.01.03	Taxes payable	359	454
2.01.03.01	Federal taxes payable	359	453
2.01.03.01.02	PIS (tax on revenue)	25	15
2.01.03.01.03	COFINS (tax on revenue)	155	90
2.01.03.01.04	Other federal taxes	179	348
2.01.03.03	Municipal taxes	-	1
2.01.03.03.01	Other municipal taxes	-	1
2.01.04	Borrowings	66	15,334
2.01.04.02	Debentures	66	15,334
2.01.04.02.01	Debentures	66	15,334
2.01.05	Other liabilities	19,354	236,207
2.01.05.02	Others	19,354	236,207
2.01.05.02.01	Dividends and interest on own capital payable	3,345	218,630
2.01.05.02.07	Other liabilities	16,009	17,577
2.02	Noncurrent liabilities	214,307	683,188
2.02.01	Borrowings	183,288	612,251
2.02.01.02	Debentures	183,288	612,251
2.02.01.02.01	Debentures	183,288	612,251
2.02.02	Other liabilities	30,462	69,929
2.02.02.02	Others	30,462	69,929
2.02.02.02.05	Provision for equity interest losses	-	19,301
2.02.02.02.08	Other payables	30,462	50,628
2.02.04	Provisons	557	1,008
2.02.04.01	Provision on tax, social security, labor and civil risks	557	1,008
2.02.04.01.02	Provision on social and labor risks	31	467
2.02.04.01.04	Provision on civil risks	526	541
2.03	Equity	8,685,534	7,970,021
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,014	468,014
2.03.04	Earnings reserves	2,045,584	1,995,355
2.03.04.01	Legal reserve	739,102	739,102
2.03.04.02	Statutory reserve	1,306,482	1,248,433
2.03.04.08	Additional dividend proposed	-	7,820
2.03.05	Retained earnings	684,579	-
2.03.08	Other comprehensive income	(253,927)	(234,632)
2.03.08.01	Accumulated comprehensive income	(253,927)	(234,632)

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(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Prior Year - Third Quarter	YTD Prior Year
		07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016
3.01	Revenue from sale of energy and/or services	1	1	-	1,713
3.03	Gross profit	1	1	-	1,713
3.04	Operating income (expenses)	345,775	753,744	215,150	741,018
3.04.02	General and administrative expenses	(7,672)	(31,743)	(16,083)	(37,025)
3.04.06	Equity interests in subsidiaries, associates and joint ventures	353,447	785,487	231,233	778,043
3.05	Profit before finance income (expenses) and taxes	345,776	753,745	215,150	742,731
3.06	Finance income (expenses)	(15,656)	(48,825)	19,631	24,392
3.06.01	Finance income	6,995	15,979	25,320	61,707
3.06.02	Finance expenses	(22,651)	(64,804)	(5,689)	(37,315)
3.07	Profit (loss) before taxes on income	330,120	704,920	234,781	767,123
3.08	Income tax and social contribution	1,693	16,253	(3,216)	(4,398)
3.08.01	Current	-	-	8,100	(21,062)
3.08.02	Deferred	1,693	16,253	(11,316)	16,664
3.09	Profit (loss) from continuing operations	331,813	721,173	231,565	762,725
3.11	Profit (loss) for the period	331,813	721,173	231,565	762,725
3.99.01.01	Earnings per share - Common shares - Basic (R$)	0.33	0.71	0.23	0.75
3.99.02.01	Earnings per share - Common shares - Diluted (R$)	0.32	0.71	0.22	0.74

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(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Prior Year - Third Quarter	YTD Prior Year
		07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016
4.01	Profit for the period	331,813	721,173	231,565	762,725
4.02	Other comprehensive income	-	-	-	(404,363)
4.02.01	Equity on comprehensive income for the period of subsidiaries	-	-	-	(404,363)
4.03	Comprehensive income for the period	331,813	721,173	231,565	358,362

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(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2017 to 09/30/2017	Prior Year 01/01/2016 to 09/30/2016
6.01	Cash flows from operating activities	741,801	1,250,966
6.01.01	Cash generated from operations	(21,149)	15,210
6.01.01.01	Profit for the period, including income tax and social contribution	704,919	767,123
6.01.01.02	Depreciation and amortization	163	148
6.01.01.03	Provision for tax, civil and labor risks	(41)	260
6.01.01.04	Share of profit (loss) of investees	(785,487)	(778,043)
6.01.01.05	Interest on debts, inflation adjusment and exchange rate changes	59,297	25,722
6.01.02	Changes in assets and liabilities	762,950	1,235,756
6.01.02.01	Dividends and interest on own capital received	847,766	1,300,253
6.01.02.02	Taxes recoverable	(5,220)	7,170
6.01.02.03	Escrow deposits	80	(64)
6.01.02.04	Other operating assets	18,633	7,362
6.01.02.05	Trade payables	(3,116)	(412)
6.01.02.06	Other taxes and social contributions	(95)	(135)
6.01.02.07	Interest on debts (paid)	(70,850)	(45,470)
6.01.02.08	Income tax and social contribution paid	(4)	(27,117)
6.01.02.09	Other operating liabilities	(23,836)	(4,771)
6.01.02.10	Tax, civil and labor risks paid	(408)	(1,060)
6.02	Net cash in investing activities	(23,215)	(115,617)
6.02.01	Purchases of property, plant and equipment	(141)	(572)
6.02.02	Securities	-	(400)
6.02.04	Intragroup loans	27,981	(43,624)
6.02.06	Purchases of intangible assets	(10)	-
6.02.07	Advance for future capital increase	(51,045)	(71,021)
6.03	Net cash in financing activities	(654,945)	(1,097,814)
6.03.01	Repayments of borrowings and debentures, net of derivatives	(434,000)	(888,408)
6.03.02	Payments of dividend and interest on own capital	(220,945)	(204,695)
6.03.04	Derivative instruments paid	-	(4,711)
6.05	Increase (decrease) in cash and cash equivalents	63,641	37,535
6.05.01	Cash and cash equivalents at beginning of period	64,974	424,192
6.05.02	Cash and cash equivalents at end of period	128,615	461,727

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(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2017 to September 30, 2017

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.04	Capital transactions with shareholders	-	-	(7,820)	2,160	-	(5,660)
5.04.06	Dividends	-	-	(7,820)	-	-	(7,820)
5.04.12	Prescribed dividends	-	-	-	2,160	-	2,160
5.05	Total comprehensive income	-	-	-	721,173	-	721,173
5.05.01	Profit for the period	-	-	-	721,173	-	721,173
5.06	Internal changes in equity	-	-	58,049	(38,755)	(19,294)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	19,294	(19,294)	-
5.06.06	Transfers to statutory reserve in the period	-	-	58,049	(58,049)	-	-
5.07	Ending balances	5,741,284	468,014	2,045,584	684,578	(253,926)	8,685,534

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(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2016 to September 30, 2016

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity
5.01	Opening balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.03	Adjusted balance	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.04	Capital transactions with shareholders	392,972	220	(392,972)	1,756	-	1,976
5.04.01	Capital increase	392,972	-	-	-	-	-
5.04.10	Capital increase in subsidiaries with no change in control	-	220	-	-	-	220
5.04.12	Prescribed dividend	-	-	-	1,756	-	1,756
5.05	Total comprehensive income	-	-	-	762,725	(404,362)	358,363
5.05.01	Net income for the period	-	-	-	762,725	-	762,725
5.05.02	Other comprehensive income	-	-	-	-	(404,362)	(404,362)
5.06	Internal changes in Shareholders' equity	-	-	138,858	(119,493)	(19,365)	-
5.06.05	Equity on comprehensive income of subsidiaries	-	-	-	19,365	(19,365)	-
5.06.08	Changes in statutory reserve for the period	-	-	138,858	(138,858)	-	-
5.07	Ending Balances	5,741,284	468,302	1,418,367	644,988	(238,407)	8,034,534

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(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 09/30/2017	Prior Year 01/01/2016 to 09/30/2016
7.01	Revenues	152	2,459
7.01.01	Sales of goods and services	1	1,888
7.01.02	Revenues related to construction of own assets	151	571
7.02	Inputs purchased from third parties	(7,315)	(9,034)
7.02.02	Materials, energy, third-party services and others	(5,827)	(7,269)
7.02.04	Others	(1,488)	(1,765)
7.03	Gross value added	(7,163)	(6,575)
7.04	Retentions	(163)	(148)
7.04.01	Depreciation, amortization and depletion	(163)	(148)
7.05	Net value added generated	(7,326)	(6,723)
7.06	Value Added received in transfer	803,932	844,015
7.06.01	Interest in subsidiaries, associates and joint ventures	785,487	778,043
7.06.02	Finance income	18,445	65,972
7.07	Value Added to be distributed	796,606	837,292
7.08	Distribution of value added	796,606	837,292
7.08.01	Personnel	20,442	24,985
7.08.01.01	Salaries and wages	13,329	14,583
7.08.01.02	Benefits	5,975	9,338
7.08.01.03	FGTS (Severance Pay Fund)	1,138	1,064
7.08.02	Taxes, fees and contributions	(9,895)	12,668
7.08.02.01	Federal	(9,918)	12,636
7.08.02.02	State	23	32
7.08.03	Lenders and lessors	64,886	36,914
7.08.03.01	Interest	64,662	36,877
7.08.03.02	Rentals	224	37
7.08.04	Interest on own capital	721,173	762,725
7.08.04.03	Retained earnings / Loss for the period	721,173	762,725

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(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2017	Prior Year 12/31/2016
1	Total assets	41,793,477	42,170,992
1.01	Current assets	10,297,796	11,379,187
1.01.01	Cash and cash equivalents	3,832,155	6,164,997
1.01.03	Trade receivables	4,644,672	3,765,892
1.01.03.01	Consumers	4,644,672	3,765,892
1.01.06	Taxes recoverable	372,859	403,848
1.01.06.01	Current taxes recoverable	372,859	403,848
1.01.06.01.01	Income tax and social contribution to be offset	145,802	143,943
1.01.06.01.02	Other taxes recoverable	227,057	259,905
1.01.08	Other current assets	1,448,110	1,044,450
1.01.08.03	Others	1,448,110	1,044,450
1.01.08.03.01	Other receivables	935,255	797,181
1.01.08.03.02	Derivatives	389,732	163,241
1.01.08.03.04	Dividends and interest on own capital	106,237	73,328
1.01.08.03.05	Concession financial asset	11,437	10,700
1.01.08.03.06	Sector financial asset	5,449	-
1.02	Noncurrent assets	31,495,681	30,791,805
1.02.01	Long-term assets	10,125,011	8,809,442
1.02.01.03	Trade receivables	242,650	203,185
1.02.01.03.01	Consumers	242,650	203,185
1.02.01.06	Deferred taxes	979,110	922,858
1.02.01.06.02	Deferred tax assets	979,110	922,858
1.02.01.08	Receivables from related parties	9,158	47,632
1.02.01.08.04	Receivables from other related parties	9,158	47,632
1.02.01.09	Other noncurrent assets	8,894,093	7,635,767
1.02.01.09.03	Derivatives	261,942	641,357
1.02.01.09.04	Escrow deposits	837,526	550,072
1.02.01.09.05	Income tax and social contribution to be offset	70,096	65,535
1.02.01.09.06	Other taxes recoverable	162,283	132,751
1.02.01.09.07	Concession financial asset	6,287,650	5,363,144
1.02.01.09.09	Investments at cost	116,654	116,654
1.02.01.09.10	Other receivables	809,785	766,254
1.02.01.09.11	Sector financial asset	348,157	-
1.02.02	Investments	1,042,445	1,493,752
1.02.02.01	Equity interests	1,042,445	1,493,752
1.02.02.01.01	Equity interests on associates	1,042,445	1,493,752
1.02.03	Property, plant and equipment	9,841,148	9,712,998
1.02.03.01	Property, plant and equipment - operational	9,645,465	9,462,696
1.02.03.03	Property, plant and equipment - in progress	195,683	250,302
1.02.04	Intangible assets	10,487,077	10,775,613
1.02.04.01	Intangible assets	10,487,077	10,775,613

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Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 09/30/2017	Prior Year 12/31/2016
2	Total liabilities	41,793,477	42,170,992
2.01	Current liabilities	12,307,461	9,018,493
2.01.01	Payroll and related charges	171,492	131,707
2.01.01.02	Payroll	171,492	131,707
2.01.01.02.01	Estimated payroll	171,492	131,707
2.01.02	Trade payables	4,148,059	2,728,131
2.01.02.01	Domestic suppliers	4,148,059	2,728,131
2.01.03	Taxes payable	698,712	681,544
2.01.03.01	Federal taxes payable	294,761	260,607
2.01.03.01.01	Income tax and social contribution	104,464	57,227
2.01.03.01.02	PIS (tax on revenue)	27,259	28,759
2.01.03.01.03	COFINS (tax on revenue)	120,026	126,939
2.01.03.01.04	Other federal taxes	43,012	47,682
2.01.03.02	State taxes payable	399,421	416,102
2.01.03.02.01	ICMS (state VAT)	399,408	416,096
2.01.03.02.02	State taxes - other	13	6
2.01.03.03	Municipal taxes payable	4,530	4,835
2.01.03.03.01	Other municipal taxes	4,530	4,835
2.01.04	Borrowings	5,377,869	3,422,923
2.01.04.01	Borrowings	3,767,294	1,875,648
2.01.04.01.01	In local currency	1,603,245	1,260,527
2.01.04.01.02	In foreign currency	2,164,049	615,121
2.01.04.02	Debentures	1,610,575	1,547,275
2.01.04.02.01	Debentures	1,610,575	1,547,275
2.01.05	Other liabilities	1,911,329	2,054,188
2.01.05.02	Others	1,911,329	2,054,188
2.01.05.02.01	Dividends and interest on own capital payable	5,418	232,851
2.01.05.02.04	Derivatives	4,464	6,055
2.01.05.02.05	Sector financial liability	384,115	597,515
2.01.05.02.06	Use of public asset	11,936	10,857
2.01.05.02.07	Other payables	973,026	807,623
2.01.05.02.08	Regulatory charges	452,279	366,078
2.01.05.02.09	Private pension plan	80,091	33,209
2.02	Noncurrent liabilities	18,391,056	22,779,831
2.02.01	Borrowings	14,443,078	18,621,065
2.02.01.01	Borrowings	8,006,258	11,168,393
2.02.01.01.01	In local currency	5,349,681	6,293,533
2.02.01.01.02	In foreign currency	2,656,577	4,874,860
2.02.01.02	Debentures	6,436,820	7,452,672
2.02.01.02.01	Debentures	6,436,820	7,452,672
2.02.02	Other liabilities	1,731,960	2,001,356
2.02.02.02	Others	1,731,960	2,001,356
2.02.02.02.03	Trade payables	126,394	129,781
2.02.02.02.04	Private pension plan	1,014,736	1,019,233
2.02.02.02.05	Derivatives	117,130	112,207
2.02.02.02.06	Sector financial liability	76,902	317,406
2.02.02.02.07	Use of public asset	82,153	86,624
2.02.02.02.08	Other payables	293,538	309,292
2.02.02.02.09	Federal taxes payable	21,107	26,813
2.02.03	Deferred taxes	1,267,570	1,324,134
2.02.03.01	Deferred income tax and social contribution	1,267,570	1,324,134
2.02.04	Provisions	948,448	833,276
2.02.04.01	Provision on tax, social security, labor and civil risks	948,448	833,276
2.02.04.01.01	Provision on tax risks	336,726	288,389
2.02.04.01.02	Provision on social security and labor risks	208,128	222,001
2.02.04.01.04	Provision on civil risks	301,123	236,915
2.02.04.01.05	Others	102,471	85,971
2.03	Consolidated equity	11,094,960	10,372,668
2.03.01	Issued capital	5,741,284	5,741,284
2.03.02	Capital reserves	468,014	468,015
2.03.04	Earnings reserves	2,045,584	1,995,355
2.03.04.01	Legal reserve	739,102	739,102
2.03.04.02	Statutory reserve	1,306,482	1,248,433
2.03.04.08	Additional dividend proposed	-	7,820
2.03.05	Retained earnings	684,579	-
2.03.08	Other comprehensive income	(253,927)	(234,634)
2.03.09	Noncontrolling interests	2,409,426	2,402,648

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Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)
Code	Description	Current Year - Third Quarter	YTD Current Year	Prior Year - Third Quarter	YTD Prior Year
		07/01/2017 to 09/30/2017	01/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016
3.01	Revenue from sale of energy and/or services	7,783,946	19,285,274	4,782,815	13,600,307
3.02	Cost of goods sold and/or services rendered	(6,544,266)	(15,741,409)	(3,657,687)	(10,403,455)
3.02.01	Cost of electric energy	(5,246,084)	(12,205,255)	(2,770,513)	(7,963,080)
3.02.02	Cost of operation	(698,427)	(2,055,025)	(562,184)	(1,622,816)
3.02.03	Cost of services rendered to third parties	(599,755)	(1,481,129)	(324,990)	(817,559)
3.03	Gross profit	1,239,680	3,543,865	1,125,128	3,196,852
3.04	Operating income (expenses)	(349,875)	(1,188,988)	(321,483)	(1,012,431)
3.04.01	Selling expenses	(134,823)	(426,479)	(123,680)	(387,775)
3.04.02	General and administrative expenses	(199,380)	(716,170)	(192,069)	(607,198)
3.04.05	Other operating expenses	(105,703)	(299,048)	(74,560)	(218,402)
3.04.06	Equity interests in subsidiaries, associates and joint ventures	90,031	252,709	68,826	200,944
3.05	Profit before finance income (expenses) and taxes	889,805	2,354,877	803,645	2,184,421
3.06	Finance income (expenses)	(343,400)	(1,197,706)	(416,893)	(999,877)
3.06.01	Finance income	205,553	708,896	286,310	932,154
3.06.02	Finance expenses	(548,953)	(1,906,602)	(703,203)	(1,932,031)
3.07	Profit (loss) before taxes on income	546,405	1,157,171	386,752	1,184,544
3.08	Income tax and social contribution	(156,208)	(411,681)	(117,480)	(442,690)
3.08.01	Current	(184,262)	(419,848)	(219,493)	(771,290)
3.08.02	Deferred	28,054	8,167	102,013	328,600
3.09	Profit (loss) from continuing operations	390,197	745,490	269,272	741,854
3.11	Consolidated profit (loss) for the period	390,197	745,490	269,272	741,854
3.11.01	Attributable to owners of the Company	331,813	721,173	231,565	762,724
3.11.02	Attributable to noncontrolling interests	58,384	24,317	37,707	(20,870)

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Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year - Third Quarter	YTD Current Year	Prior Year - Third Quarter	YTD Prior Year
		07/01/2017to 09/30/2017	01/01/2017 to 09/30/2017	07/01/2016 to 09/30/2016	01/01/2016 to 09/30/2016
4.01	Consolidated profit for the period	390,197	745,490	269,272	741,854
4.02	Other comprehensive income	-	-	-	(404,363)
4.02.01	Actuarial gains (losses), net of tax effects	-	-	-	(404,363)
4.03	Consolidated comprehensive income for the period	390,197	745,490	269,272	337,491
4.03.01	Attributtable to owners of the Company	331,813	721,173	231,565	358,362
4.03.02	Attributable to noncontrolling interests	58,384	24,317	37,707	(20,871)

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Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2017 to 09/30/2017	YTD Prior Year 01/01/2016 to 09/30/2016
6.01	Cash flows from operating activities	2,100,706	2,757,232
6.01.01	Cash generated from operations	4,039,604	3,751,617
6.01.01.01	Profit for the year, including income tax and social contribution	1,157,171	1,184,545
6.01.01.02	Depreciation and amortization	1,142,302	936,569
6.01.01.03	Provision for tax, civil and labor risks	115,102	180,905
6.01.01.04	Interest on debts, inflation adjustment and exchange rate changes	1,570,060	1,446,963
6.01.01.05	Pension plan expense (income)	85,426	51,483
6.01.01.06	Loss on disposal of noncurrent assets	99,689	32,272
6.01.01.07	Deferred taxes (PIS and COFINS)	1,075	(8,933)
6.01.01.08	Others	2,603	(1,269)
6.01.01.09	Allowance for doubtful accounts	118,885	130,026
6.01.01.10	Equity interests in associates and joint ventures	(252,709)	(200,944)
6.01.02	Changes in assets and liabilities	(1,938,898)	(994,385)
6.01.02.01	Consumers, concessionaires and licensees	(1,036,050)	(507,596)
6.01.02.02	Dividend and interest on shareholders’ equity received	16,698	113,288
6.01.02.04	Escrow deposits	(247,544)	755,342
6.01.02.05	Sector financial asset	(260,784)	2,174,407
6.01.02.06	Dividend and interest on shareholders’ equity received	579,508	86,282
6.01.02.07	Receivables - Eletrobrás	(17,069)	101,456
6.01.02.08	Concession financial assets (transmission companies)	(54,625)	(38,005)
6.01.02.09	Other operating assets	(14,356)	125,267
6.01.02.10	Trade payables	1,420,137	(1,217,552)
6.01.02.11	Regulatory charges	86,204	(567,176)
6.01.02.12	Tax, civil and labor risks paid	(160,845)	(175,232)
6.01.02.13	Payables - CDE	5,847	(37,509)
6.01.02.14	Income tax and social contribution paid	(366,989)	(687,539)
6.01.02.15	Sector financial liability	(627,509)	247,857
6.01.02.16	Interest paid on debts and debentures	(1,361,477)	(1,229,949)
6.01.02.17	Other taxes and social contributions	(50,764)	(65,534)
6.01.02.18	Other liabilities with private pension plan	(43,039)	(64,990)
6.01.02.19	Other operating liabilities	193,759	(7,202)
6.02	Net cash in investing activities	(1,817,553)	(1,628,855)
6.02.01	Purchases of property, plant and equipment	(610,054)	(845,229)
6.02.02	Securities, pledges and restricted deposits	(71,162)	(114,050)
6.02.04	Purchases of intangible assets	(1,266,817)	(714,457)
6.02.05	Sale of noncurrent assets	94	-
6.02.06	Capital reduction on subsidiaries	91,599	-
6.02.08	Loans to subsidiaries and associates	38,787	44,881
6.03	Net cash in financing activities	(2,615,995)	(1,466,514)
6.03.01	Borrowings and debentures raised	1,545,717	2,290,437
6.03.02	Repayment of principal of borrowings and debentures	(3,766,482)	(3,766,909)
6.03.03	Dividends and interest on capital paid	(249,703)	(228,045)
6.03.04	Capital increase of noncontrolling shareholder	13	247
6.03.05	Business combination payment	(2,507)	(18,752)
6.03.06	Repayment of derivative instruments	(143,033)	256,508
6.05	Increase (decrease) in cash and cash equivalents	(2,332,842)	(338,137)
6.05.01	Cash and cash equivalents at the beginning of the period	6,164,997	5,682,802
6.05.02	Cash and cash equivalents at the end of the period	3,832,155	5,344,665

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Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2017 to September 30, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,648	10,372,669
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,648	10,372,669
5.04	Capital transactions with shareholders	-	-	(7,820)	2,160	-	(5,660)	(17,475)	(23,135)
5.04.01	Capital increase	-	-	-	-	-	-	13	13
5.04.06	Dividend	-	-	(7,820)	-	-	(7,820)	(10,262)	(18,082)
5.04.12	Interim dividend	-	-	-	-	-	-	(7,226)	(7,226)
5.04.13	Prescribed dividends	-	-	-	2,160	-	2,160	-	2,160
5.05	Total comprehensive income	-	-	-	721,173	-	721,173	24,317	745,490
5.05.01	Profit for the period	-	-	-	721,173	-	721,173	24,317	745,490
5.06	Internal changes in equity	-	-	58,049	(38,755)	(19,294)	-	(64)	(64)
5.06.04	Others changes in noncontrolling shareholders	-	-	-	-	-	-	(64)	(64)
5.06.06	Transfers to statutory reserve in the period	-	-	58,049	(58,049)	-	-	-	-
5.06.10	Realization of deemed cost of property, plant and equipment	-	-	-	29,234	(29,234)	-	-	-
5.06.11	Tax effects on realization of deemed cost	-	-	-	(9,940)	9,940	-	-	-
5.07	Ending balances	5,741,284	468,014	2,045,584	684,578	(253,926)	8,685,534	2,409,426	11,094,960

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Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2016 to September 30, 2016

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings /accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.04	Capital transactions within shareholders	392,972	220	(392,972)	1,756	-	1,976	(15,883)	(13,907)
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-	-	-
5.04.09	Dividend proposal approved	-	-	-	-	-	-	(16,129)	(16,129)
5.04.10	Capital increase in subsidiaries with no change in control	-	220	-	-	-	220	246	466
5.04.13	Prescribed dividend	-	-	-	1,756	-	1,756	-	1,756
5.05	Total comprehensive income	-	-	-	762,725	(404,363)	358,362	(20,871)	337,491
5.05.01	Net income for the period	-	-	-	762,725	-	762,725	(20,871)	741,854
5.05.02	Other comprehensive income	-	-	-	-	(404,363)	(404,363)	-	(404,363)
5.06	Internal changes of shareholders equity	-	-	138,858	(119,493)	(19,365)	-	(53)	(53)
5.06.07	Other changes in noncontrolling shareholders	-	-	-	-	-	-	(53)	(53)
5.06.08	Changes in statutory reserve in the period	-	-	138,858	(138,858)	-	-	-	-
5.06.10	Realization of deemed cost of property, plant and equipment	-	-	-	29,341	(29,341)	-	-	-
5.06.11	Tax effects on realization of deemed cost	-	-	-	(9,976)	9,976	-	-	-
5.07	Ending balances	5,741,284	468,302	1,418,367	644,988	(238,408)	8,034,533	2,419,136	10,453,669

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Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 09/30/2017	Prior Year 01/01/2016 to 09/30/2016
7.01	Revenues	29,513,197	22,942,989
7.01.01	Sales of goods and services	27,479,387	21,372,085
7.01.02	Other revenues	1,480,698	816,950
7.01.02.01	Revenue from construction of distribution infrastructure	1,480,698	816,950
7.01.03	Revenues related to construction of own assets	671,997	883,981
7.01.04	Allowance for doubtful accounts	(118,885)	(130,027)
7.02	Inputs purchased from third parties	(16,793,150)	(11,426,738)
7.02.01	Cost of sales and services	(13,566,945)	(8,846,195)
7.02.02	Materials, energy, third-party services and others	(2,700,772)	(2,189,095)
7.02.04	Others	(525,433)	(391,448)
7.03	Gross value added	12,720,047	11,516,251
7.04	Retentions	(1,145,999)	(938,522)
7.04.01	Depreciation, amortization and depletion	(930,473)	(752,249)
7.04.02	Others	(215,526)	(186,273)
7.04.02.01	Amortization of concession intangible asset	(215,526)	(186,273)
7.05	Net value added generated	11,574,048	10,577,729
7.06	Value Added received in transfer	1,010,563	1,212,124
7.06.01	Interest in subsidiaries, associates and joint ventures	252,709	200,945
7.06.02	Finance income	757,854	1,011,179
7.07	Value Added to be distributed	12,584,611	11,789,853
7.08	Distribution of value added	12,584,611	11,789,853
7.08.01	Personnel	1,016,534	748,895
7.08.01.01	Salaries and wages	603,673	463,889
7.08.01.02	Benefits	361,428	246,535
7.08.01.03	FGTS (Severance Pay Fund)	51,433	38,471
7.08.02	Taxes, fees and contributions	8,817,547	8,250,029
7.08.02.01	Federal	4,770,588	4,614,222
7.08.02.02	State	4,030,145	3,622,743
7.08.02.03	Municipal	16,814	13,064
7.08.03	Lenders and lessors	2,005,040	2,049,074
7.08.03.01	Interest	1,951,630	2,004,205
7.08.03.02	Rentals	53,410	44,869
7.08.04	Interest on own capital	745,490	741,855
7.08.04.03	Retained earnings / Loss for the period	745,490	741,855

17 of 92

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

COMMENTS ON THE INDIVIDUAL PERFORMANCE

The comments on performance are expressed in thousands of Reais, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent company)

This quarter, the decrease in profit was R$ 100,248 when compared with the same period of the prior year (R$ 331,813 in 2017 and R$ 231,565 in 2016) mainly due to the decrease in equity interests in subsidiaries, associates and joint ventures.

18 of 92

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 COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	3rd quarter			Nine months
	2017	2016	%	2017	2016	%
OPERATING REVENUES	11,073,189	7,376,992	50.1%	28,960,086	22,189,035	30.5%
Electricity sales to final consumers	6,110,261	5,474,412	11.6%	18,807,612	17,782,476	5.8%
Electricity sales to wholesaler´s	2,117,043	1,012,962	109.0%	4,521,967	2,401,179	88.3%
Revenue from construction of concession infrastructure	602,337	325,100	85.3%	1,480,699	816,950	81.2%
Other operating revenues	998,578	1,122,525	-11.0%	3,100,524	2,940,670	5.4%
Sector financial assets and liabilities	1,244,970	(558,007)	323.1%	1,049,284	(1,752,239)	-159.9%
Deductions from operating revenues	(3,289,243)	(2,594,177)	26.8%	(9,674,812)	(8,588,728)	12.6%
NET OPERATING REVENUE	7,783,946	4,782,815	62.7%	19,285,274	13,600,307	41.8%
COST OF ELECTRIC ENERGY SERVICES	(5,246,084)	(2,770,513)	89.4%	(12,205,255)	(7,963,080)	53.3%
Electricity purchased for resale	(4,772,758)	(2,465,707)	93.6%	(11,311,684)	(6,945,260)	62.9%
Electricity network usage charges	(473,326)	(304,806)	55.3%	(893,571)	(1,017,820)	-12.2%
OPERATING COST/EXPENSE	(1,738,090)	(1,277,483)	36.1%	(4,977,851)	(3,653,750)	36.2%
Personnel	(329,180)	(261,189)	26.0%	(998,342)	(773,356)	29.1%
Employee pension plans	(28,483)	(23,658)	20.4%	(85,426)	(51,483)	65.9%
Materials	(69,451)	(64,765)	7.2%	(182,008)	(143,821)	26.6%
Outside Services	(173,821)	(156,531)	11.0%	(548,210)	(463,320)	18.3%
Depreciation and Amortization	(313,329)	(254,202)	23.3%	(926,776)	(750,297)	23.5%
Merged Goodwill Amortization	(71,294)	(62,365)	14.3%	(215,526)	(186,272)	15.7%
Costs related to infrastructure construction	(598,698)	(324,154)	84.7%	(1,478,990)	(815,681)	81.3%
Other	(153,834)	(130,619)	17.8%	(542,572)	(469,521)	15.6%
INCOME FROM ELECTRIC ENERGY SERVICE	799,773	734,819	8.8%	2,102,168	1,983,477	6.0%
FINANCIAL INCOME (EXPENSE)	(343,400)	(416,893)	-17.6%	(1,197,706)	(999,877)	19.8%
Income	205,553	286,310	-28.2%	708,896	932,154	-24.0%
Expense	(548,953)	(703,203)	-21.9%	(1,906,602)	(1,932,030)	-1.3%
Equity in subsidiaries	90,031	68,826	30.8%	252,709	200,944	25.8%
INCOME BEFORE TAXES	546,404	386,752	41.3%	1,157,171	1,184,545	-2.3%
Social Contribution	(44,521)	(35,448)	25.6%	(113,385)	(125,116)	-9.4%
Income Tax	(111,686)	(82,031)	36.1%	(298,296)	(317,575)	-6.1%
NET INCOME	390,197	269,272	44.9%	745,490	741,854	0.5%

Net income attributable to the shareholders of the company	331,813	231,565	43.3%	721,173	762,725	-5.4%
Net income attributable to the non controlling interests	58,385	37,707	54.8%	24,319	(20,871)	-216.5%

EBITDA	1,274,571	1,120,357	13.8%	3,497,613	3,121,425	12.1%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	390,197	269,272		745,490	741,854
Depreciation and Amortization	384,622	316,567		1,142,302	936,569
	145	145		435	435
Financial Income (Expense)	343,400	416,893		1,197,706	999,877
Social Contribution	44,521	35,448		113,385	125,116
Income Tax	111,686	82,031		298,296	317,575
Adjusted EBITDA	1,274,571	1,120,357		3,497,613	3,121,425

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

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Gross operating revenue

Gross operating revenue for the 3rd quarter of 2017 was R$ 11,073,189, an increase of 50.1% (R$ 3,696,197) compared with the same period of the prior year.

The main factors of this variation were:

•       Increase of 11.6% (R$ 635,849) in the electricity sales to final consumer, justified by the beginning of consolidation of RGE Sul (R$ 864,251) and increase of 4.9% in the volume of energy sold (R$ 266,425), offset by the decrease in average tariffs of 8.6% (R$ 494,826), mainly from the decrease in revenue due to the consolidated negative effects of the Annual Tariff Adjustment (RTA);

•       Increase of 109% (R$ 1,104,081) in the electricity sales to wholesalers, mainly due to:

o   Increase of R$ 849,091 in the sales of energy in the spot market in CCEE (Electric Energy Trading Chamber), basically due to an increase in the average price (R$ 762,177) resulting from an increase in the price of differences settlement (“PLD”) in the quarter, and the beginning of consolidation of RGE Sul (R$ 147,583), partially offset by a decrease in the volume sold of 31.5% (R$ 60,609);

o   Increase of 36.9% (R$ 254,989) in other concessionaires and licensees, basically due to the increase in the average price of 64.7% (R$ 365,972), partially offset by a decrease in the amount sold of 17.2% (R$ 117,298);

•         Decrease of 323.1% (R$ 1,802,977) in sector financial liability (an expense of R$ 558,007 in 2016 for an income of R$ 1,244,970 in 2017), due to: (i) realization of the recorded liability (R$ 338,572), mainly related to costs of electric energy and CDE, and the realization of assets in the third quarter of 2016 (R$ 339,476), and (ii) recording of asset (R$ 906,397), mainly related to costs of electric energy, associated to the recognition of liabilities in the third quarter of 2016 (R$ 218,532).

•         Increase of 11% (R$ 123,947) in other operating revenues, basically due to the decrease in (i) CDE contribution – injunctions and others (R$ 156,992), (ii) TUSD of free consumers (R$ 62,882) and (iii) adjustment of the concession financial asset (R$ 38,244) due to the lower IPCA in the third quarter of 2017, partially offset by the beginning of consolidation of RGE Sul (R$ 129,955).

➢  Volume of energy sold by distributors

In the 3rd quarter of 2017, the amount of energy billed to captive consumers in the period, including other licensees and excluding the acquisition of RGE Sul, presented a decrease of 3.0% when compared with the same quarter of the prior year.

The comments below regarding the performance by consumption class do not consider the acquisition of RGE Sul:

•         The consumption of the residential class represents 42.3% of the total market supplied by distributors. Despite the positive performance of income mass, which, in the accumulated of 12 months (until July 2017) recorded an increase of 2.7%.

•         The commercial class, which represents 18.8% of the total market supplied by distributors, presented a drop of 9.6% in the 3rd quarter of 2017 in relation to the same period of the prior year. The result reflects the client’s migration to the free market.

•         The industrial class, which represents 15.1% of the total market supplied by distributors, reported a fall of 19.6% in the 3rd quarter of 2017 in relation to the same period of the prior year. Such performance is a direct consequence of the client’s migration to the free market.

•         The other consumption classes (rural, public administration, public utilities and licensees) participate with 23.8% of the total market supplied by distributors. Such classes presented a growth of 3.3% in the 3rd quarter of 2017 in relation to the same period of the prior year. This performance reflects the growth in consumption of classes: (i) Rural, due to a rainfall period below the average level and lower than the 3rd quarter of 2016; and (ii) Public Services.

•      Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was an increase of 3.2% when compared with the same period of the prior year. The variation by class presented an increase in all consumption classes: 4.4% in the residential class, 1.0% in the commercial class, 2.8% in the industrial class and 4.4% in other classes.

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➢	Tariffs

In the 3rd quarter of 2017, energy supply tariffs decreased on average 8.6%. This occurred mainly due to the effects of the annual tariff adjustments and periodic tariff review, as follows:

		2017		2016
Distributor	Month	RTA	Average effect perceived by consumers (a)	RTA / RTP	Average effect perceived by consumers (a)
CPFL Paulista	April	-0.80%	-10.50%	9.89%	7.55%
CPFL Piratininga	October (b)	7.69%	17.28%	-12.54%	-24.21%
RGE	June	3.57%	5.00%	-1.48%	-7.51%
RGE Sul	April	-0.20%	-6.43%	3.94%	-0.34%
CPFL Santa Cruz	March	-2.44%	-8.42%	22.51%	7.15%
CPFL Leste Paulista	March	-1.20%	-4.15%	21.04%	13.32%
CPFL Jaguari	March	-0.74%	-2.56%	29.46%	13.25%
CPFL Sul Paulista	March	-3.12%	-10.73%	24.35%	12.82%
CPFL Mococa	March	-0.95%	-3.28%	16.57%	9.02%

(a)

represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not reviewed by the independent auditors).

(b)	as described in the note 34.1 to the interim financial statements, there was a RTA for the subsidiary CPFL Piratininga in October 2017.

Deductions from operating revenue

Deductions from operating revenue in the 3rd quarter of 2017 were R$ 3,289,243, an increase of 26.8% (R$ 695,065) in relation to the same quarter of 2016, which mainly occurred due to:

•	Beginning of consolidation of RGE Sul (R$ 487,505);
•	Increase of 30.7% (R$ 191,955) on PIS and COFINS, mainly due to the increase in the basis of calculation of these taxes (energy supply).
•

Increase of 9.5% (R$ 81,526) in sector charges, basically due to an increase in the recognition of effects of tariff flags and others (R$ 176,066), partially offset by a decrease in Energy Development Account – CDE (R$ 114,493); and

•	Decrease of 6.1% (R$ 67,217) on ICMS, mainly due to the decrease in billed supply.

Cost of electric energy

The cost of electric energy this quarter amounted to R$ 5,246,084, an increase of 89.4% (R$ 2,275,571) in relation to the same period of the prior year, mainly justified by:

•	Increase of 93.6% (R$ 2,307,051) in electric energy purchased for resale, due to:
	o	the beginning of consolidation of RGE Sul (R$ 607,366)
	o	increase of 6.4% (R$ 157,587) in the amount of energy purchased;
	o	increase of 58.8% (R$ 1,542,098) in average price due to the increase in the PLD.

•

Increase of 55.3% (R$ 168,520) in transmission and distribution system usage charges, basically due to (i) the beginning of consolidation of RGE Sul (R$ 86,305), and (ii) an increase in the Itaipu basic networ (R$ 205,034) and transmission charges (R$ 41,932), partially offset by a decrease in the system service charge – ESS and the reserve energy charge – EER (R$ 153,108).

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Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, Operating Costs and Expenses this quarter amounted to R$ 1,139,392, an increase of 19.5% (R$ 186,063) compared with the same period of the prior year. This variation is mainly due to:

•	Personnel: increase of 26% (R$ 67,991), mainly due to (i) beginning of consolidation of RGE Sul (R$ 35,978) and (ii) effects of the collective labor agreement and increase in the number of employees;
•	Private pension plan: increase of 20.4% (R$ 4,825) due to the recognition of the impact of the actuarial report for 2017;
•	Materials: increase of 7.2% (R$ 4,686), basically due to the beginning of consolidation of RGE Sul (R$ 7,637).
•

Third-party services: increase of 11% (R$ 17,290), mainly due to the beginning of consolidation of RGE Sul (R$ 30,921), partially offset by a decrease in (i) machinery and equipment maintenance (R$ 6,618) and (ii) services related to transmission (R$ 5,801);

•

Depreciation and amortization: increase of 23.3% (R$ 59,126), basically due to (i) beginning of consolidation of RGE Sul (R$ 26,929), (ii) increase of R$ 18,636 in the subsidiary CPFL Renováveis mainly due to the beginning of operations of renewable generation facilities in the period and (iii) increase in other distribution subsidiaries basically due to an increase in intangible assets of the distribution infrastructure (R$ 12,622);

•	Amortization of the concession intangible asset: increase of 14.3% (R$ 8,929) mainly due to the beginning of consolidation of RGE Sul (R$ 8,149);
•

Other expenses: increase of 17.8% (R$ 23,215), mainly due to (i) beginning of consolidation of RGE Sul (R$ 3,842), (ii) judicial and legal expenses and indemnities (R$ 14,382) and losses on disposal, retirement and other non-current assets (R$ 14,882), partially offset by a decrease in the allowance for doubtful accounts (R$ 8,901).

Finance income (expenses)

Net finance result this quarter presented an expense of R$ 343,400, compared with R$ 416,893 in the same period of 2016, a deacrease of 17.6% (R$ 73,493). Such variation is basically due to:

•

Decrease in finance income of 28.2% (R$ 80,758), basically due to the decrease in income from financial investments (R$ 95,747), partially offset by the beginning of consolidation of RGE Sul (R$ 15,831);

•

Decrease in finance expenses of 21.9% (R$ 154,250), mainly due to interest on debts and adjustment for inflation and exchange rate changes (R$ 222,943), partially offset by the beginning of consolidation of RGE Sul (R$ 52,945).

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Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures, as follows:

	3rd Quarter
	2017	2016
Epasa	20,924	10,942
Baesa	8,638	172
Enercan	26,328	31,025
Chapecoense	34,286	26,833
Amortization of value-added of assets	(145)	(145)
Total	90,031	68,826

•         EPASA: increase of R$ 9,982 mainly due to the increase in the volume of energy generated (456GWh in the 3rd quarter of 2017 and 120 GWh in the 3rd quarter of 2016).

•         Chapecoense: increase of R$ 7,453 mainly due to the reduction of finance expenses of R$ 7,373, related to an adjustment in the Use of Public Asset, caused by a decrease in the adjustment indexes.

Social Contribution and Income Tax

Expenses on taxes on profit in the 3rd quarter of 2017 were R$ 156,207, an increase of 33% (R$ 38,727) in relation to the one recorded in the same quarter of 2016, which reflects mainly the effects of variation in profit before taxes.

Profit for the Period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 390,197, 44.9% (R$ 120,924) higher than the one of the same period of 2016.

EBITDA (Earnings before depreciation, amortization, finance income and expenses, and income tax and social contribution) for the 3rd quarter of 2017 was R$ 1,274,571, 13.8% (R$ 154,214) higher than the one determined in the same period of 2016.

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COMMENT ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information - ITR as of September 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance is included in its Quarterly Financial Information – ITR as of September 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance is included in its Quarterly Financial Information – ITR as of September 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Rio Grande Energia S.A.

The subsidiary Rio Grande Energia S.A. is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information – ITR as of September 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comment on its performance is included in its Quarterly Financial Information – ITR as of September 30, 2017 filed with the Brazilian Securities and Exchange Commission (CVM).

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Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	3rd quarter			Nine months
	2017	2016	%	2017	2016	%
OPERATING REVENUES	1,109,355	634,500	74.8%	2,676,102	1,672,000	60.1%
Electricity sales to final consumers	497,008	395,262	25.7%	1,397,568	1,049,632	33.1%
Electricity sales to wholesaler´s	612,346	216,733	182.5%	1,278,528	573,380	123.0%
Other operating revenues	2	22,505	-100.0%	7	48,988	-100.0%
Deductions from operating revenues	(124,505)	(74,596)	66.9%	(309,401)	(196,039)	57.8%
NET OPERATING REVENUE	984,851	559,904	75.9%	2,366,701	1,475,960	60.3%
COST OF ELECTRIC ENERGY SERVICES	(932,845)	(494,474)	88.7%	(2,219,912)	(1,343,612)	65.2%
Electricity purchased for resale	(932,833)	(494,474)	88.7%	(2,219,862)	(1,343,614)	65.2%
Electricity network usage charges	(12)	-	0.0%	(50)	1	-3716.0%
OPERATING COST/EXPENSE	(11,687)	(11,721)	-0.3%	(34,729)	(33,178)	4.7%
Personnel	(7,615)	(6,240)	22.0%	(22,902)	(18,992)	20.6%
Materials	(41)	(56)	-25.9%	(128)	(181)	-29.4%
Outside Services	(2,074)	(1,969)	5.3%	(5,628)	(5,173)	8.8%
Depreciation and Amortization	(712)	(951)	-25.1%	(2,408)	(2,879)	-16.4%
Other	(1,245)	(2,506)	-50.3%	(3,662)	(5,953)	-38.5%
INCOME FROM ELECTRIC ENERGY SERVICE	40,318	53,709	-24.9%	112,061	99,170	13.0%
FINANCIAL INCOME (EXPENSE)	(4,179)	4,607	-190.7%	(24,908)	8,084	-408.1%
Income	5,495	8,959	-38.7%	17,865	26,783	-33.3%
Expense	(9,674)	(4,352)	122.3%	(42,773)	(18,699)	128.7%
Equity in subsidiaries	(2,466)	-	0.0%	(9,249)	-	0.0%
INCOME BEFORE TAXES	33,673	58,316	-42.3%	77,904	107,254	-27.4%
Social Contribution	(3,034)	(5,292)	-42.7%	(7,691)	(9,547)	-19.4%
Income Tax	(8,429)	(14,585)	-42.2%	(21,360)	(26,351)	-18.9%
NET INCOME	22,209	38,439	-42.2%	48,853	71,355	-31.5%

EBITDA	38,563	54,660	-29.4%	105,219	102,049	3.1%

Net Income for the Period and Adjusted EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	22,209	38,439		48,853	71,355
Depreciation and Amortization	712	951		2,408	2,879
Financial Income (Expense)	4,179	(4,607)		24,908	(8,084)
Social Contribution	3,034	5,292		7,691	9,547
Income Tax	8,429	14,585		21,360	26,351
Adjusted EBITDA	38,563	54,660		105,219	102,049

(*) Information not reviewed by the independent auditors

 Gross Operating Revenue

The gross operating revenue of the 3rd quarter of 2017 was R$1,109,355, an increase of R$474,855 (74.8%) in relation to the same quarter of 2016, mainly explained by the (i) increase in the amount of energy sold to free consumers and concessionaires (1,849 GWh – R$ 329,611); (ii) gain in operations of CCEE due to an increase in the amount of energy traded (280.1 GWh – R$ 117,946) and increase in average price of PLD (R$ 45,101); partially offset by (iii) contractual indemnities by postponement of energy (R$ 22,503).

Cost of Electric Energy

Cost of electric energy of the 3rd quarter of 2017 was R$ 932,845, an increase of R$ 438,371 (88.7%) in relation to the same quarter of 2016, basically explained by bilateral contracts: increase in volume purchased (2,108 GWh - R$ 352,359) and in average price of 21.5% (R$99,417).

Finance Income (expenses)

The finance result determined in the 3rd quarter of 2017 was a finance cost of R$ 4,179, an increase of R$ 8,786 in relation to the same quarter of 2016, mainly explained by the 3rd issue of debentures in the 4th quarter of 2016 (R$ 11,313), partially offset by the gain on the fair value adjustment of derivatives and debts (R$ 4,402).

The share of profit of investees for the 3rd quarter was negative by R$ 6,534, due to the equity interest in the subsidiary CPFL Jaguariúna.

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Profit for the Period and EBITDA

The result determined in the 3rd quarter of 2017 was a profit of R$ 18,142, a decrease of R$ 20,297 (52.8%) when compared with the same quarter of 2016.

EBITDA (Earnings before finance result, income tax and social contribution and depreciation and amortization) for the 3rd quarter of 2017 was R$ 34,496, a decrease of R$ 20,164 (36.9%) when compared with the same quarter of 2016, which was R$ 54,660 (information not reviewed by the Independent Auditors).

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NOTES TO INTERIM FINANCIAL STATEMENTS

CPFL Energia S.A.
Statements of financial position at September 30, 2017 and December 31, 2016
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
ASSETS		September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016

Current assets
Cash and cash equivalents	5	128,616	64,973	3,832,155	6,164,997
Consumers, concessionaires and licensees	6	-	-	4,644,672	3,765,893
Dividends and interest on capital	12	223,052	642,978	106,237	73,328
Income tax and social contribution to be offset	7	86,293	53,246	145,802	143,943
Other taxes recoverable	7	4,532	29,589	227,057	259,905
Derivatives	32	-	-	389,732	163,241
Sector financial asset	8	-	-	5,449	-
Concession financial asset	10	-	-	11,437	10,700
Other receivables	11	311	229	935,255	797,181
Total current assets		442,803	791,016	10,297,796	11,379,187

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	242,650	203,185
Intragroup loans	30	25,619	52,582	9,157	47,631
Escrow deposits	21	649	710	837,526	550,072
Income tax and social contribution to be offset	7	-	-	70,096	65,535
Other taxes recoverable	7	-	-	162,283	132,751
Sector financial assets	8	-	-	348,157	-
Derivatives	32	-	-	261,942	641,357
Deferred tax assets	9	187,326	171,073	979,110	922,858
Concession financial asset	10	-	-	6,287,650	5,363,144
Investments at cost		-	-	116,654	116,654
Other receivables	11	7,546	26,261	809,785	766,253
Investments	12	8,255,110	7,866,100	1,042,445	1,493,753
Property, plant and equipment	13	1,179	1,199	9,841,148	9,712,998
Intangible assets	14	32	24	10,487,077	10,775,613
Total noncurrent assets		8,477,461	8,117,948	31,495,681	30,791,805

Total assets		8,920,264	8,908,964	41,793,477	42,170,992

The accompanying notes are an integral part of these interim financial statements.

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CPFL Energia S.A.
Statements of financial position at September 30, 2017 and December 31, 2016
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
LIABILITIES AND EQUITY		September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016

Current liabilities
Trade payables	15	644	3,760	4,148,059	2,728,130
Borrowings	16	-	-	3,767,294	1,875,648
Debentures	17	66	15,334	1,610,575	1,547,275
Private pension plan	18	-	-	80,091	33,209
Regulatory charges	19	-	-	452,279	366,078
Income tax and social contribution payable		-	-	104,464	57,227
Other taxes, fees and contributions	20	359	454	594,249	624,317
Dividends		3,345	218,630	5,418	232,851
Estimated payroll		-	-	171,492	131,707
Derivatives	32	-	-	4,464	6,055
Sector financial liability	8	-	-	384,115	597,515
Use of public asset		-	-	11,936	10,857
Other payables	22	16,009	17,577	973,025	807,623
Total current liabilities		20,423	255,755	12,307,461	9,018,492

Noncurrent liabilities
Trade payables	15	-	-	126,394	129,781
Borrowings	16	-	-	8,006,258	11,168,394
Debentures	17	183,288	612,251	6,436,820	7,452,672
Private pension plan	18	-	-	1,014,736	1,019,233
Other taxes, fees and contributions	20	-	-	21,107	26,814
Deferred tax liabilities	9	-	-	1,267,570	1,324,134
Provision for tax, civil and labor risks	21	557	1,008	948,448	833,276
Derivatives	32	-	-	117,130	112,207
Sector financial liability	8	-	-	76,902	317,406
Use of public asset		-	-	82,153	86,624
Allowance for investment losses	12	2,100	19,302	-	-
Other payables	22	28,362	50,628	293,538	309,292
Total noncurrent liabilities		214,307	683,189	18,391,056	22,779,832

Equity	23
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		468,014	468,014	468,014	468,014
Legal reserve		739,102	739,102	739,102	739,102
Statutory reserve - concession financial asset		760,976	702,928	760,976	702,928
Statutory reserve - working capital improvement		545,505	545,505	545,505	545,505
Additional dividend proposed		-	7,820	-	7,820
Accumulated comprehensive income		(253,927)	(234,633)	(253,927)	(234,633)
Retained earnings		684,579	-	684,579	-
		8,685,534	7,970,020	8,685,534	7,970,021
Equity attributable to noncontrolling interests		-	-	2,409,425	2,402,648
Total equity		8,685,534	7,970,020	11,094,960	10,372,668

Total liabilities and equity		8,920,264	8,908,964	41,793,477	42,170,992

The accompanying notes are an integral part of these interim financial statements.

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CPFL Energia S.A.

Statements of profit or loss for the periods ended September 30, 2017 and 2016
(In thousands of Brazilian reais, except earnings per share)

	Note	Parent company				Consolidated
		2017		2016		2017		2016
		3rd Quarter	9 months	3rd Quarter	9 months	3rd Quarter	9 months	3rd Quarter (Restated*)	9 months (Restated*)
Net operating revenue	25	1	1	-	1,713	7,783,946	19,285,274	4,782,815	13,600,307
Cost of electric energy services
Cost of electric energy	26	-	-	-	-	(5,246,084)	(12,205,255)	(2,770,513)	(7,963,080)
Cost of operation	27	-	-	-	-	(698,427)	(2,055,025)	(562,184)	(1,622,816)
Cost of services rendered to third parties	27	-	-	-	-	(599,755)	(1,481,128)	(324,990)	(817,558)

Gross profit		1	1	-	1,713	1,239,680	3,543,865	1,125,128	3,196,852
Operating expenses	27
Selling expenses		-	-	-	-	(134,824)	(426,479)	(123,680)	(387,775)
General and administrative expenses		(7,672)	(31,743)	(16,083)	(37,025)	(199,380)	(716,170)	(192,069)	(607,198)
Other operating expenses		-	-	-	-	(105,702)	(299,048)	(74,560)	(218,402)

Income from electric energy services		(7,671)	(31,743)	(16,083)	(35,312)	799,773	2,102,168	734,819	1,983,477

Equity interests in subsidiaries, associates and joint ventures	12	353,447	785,487	231,233	778,043	90,031	252,709	68,826	200,944
Finance income (expenses)	28
Finance income		6,995	15,979	25,321	61,706	205,553	708,896	286,310	932,154
Finance expenses		(22,651)	(64,804)	(5,689)	(37,315)	(548,953)	(1,906,602)	(703,203)	(1,932,030)
		(15,656)	(48,825)	19,631	24,391	(343,400)	(1,197,706)	(416,893)	(999,877)
Profit before taxes		330,120	704,919	234,781	767,123	546,404	1,157,171	386,752	1,184,545
Social contribution	9	737	5,818	(198)	120	(44,521)	(113,385)	(35,448)	(125,116)
Income tax	9	956	10,435	(3,017)	(4,517)	(111,686)	(298,296)	(82,031)	(317,575)
		1,693	16,253	(3,216)	(4,397)	(156,207)	(411,680)	(117,480)	(442,691)

Profit for the period		331,813	721,173	231,565	762,725	390,197	745,490	269,272	741,854

Profit for the period attributable to owners of the Company					-	331,813	721,173	231,565	762,725
Profit (loss) for the period attributable to noncontrolling interests					-	58,385	24,319	37,707	(20,871)
Basic earnings per share attributable to owners of the Company (R$)	24	0.33	0.71	0.23	0.75	0.33	0.71	0.23	0.75
Diluted earnings per share attributable to owners of the Company (R$)	24	0.32	0.71	0.22	0.74	0.32	0.71	0.22	0.74

(*) Comprises the effects of note 2.8

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The accompanying notes are an integral part of these interim financial statements

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CPFL Energia S.A.
Statements of comprehensive income for the periods ended September 30, 2017 and 2016
(In thousands of Brazilian reais - R$)

	Parent company
	2017		2016
	3rd Quarter	9 months	3rd Quarter	9 months
Profit for the period	331,813	721,173	231,565	762,725

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	-	-	-	(404,363)

Total comprehensive income for the period - individual	331,813	721,173	231,565	358,362

	Consolidated
	2017		2016
	3rd Quarter	9 months	3rd Quarter	9 months
Profit for the period	390,197	745,490	269,272	741,854

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	-	-	-	(404,363)

Total comprehensive income for the period	390,197	745,490	269,272	337,491
Attributable to owners of the Company	331,813	721,173	231,565	358,362
Attributable to noncontrolling interests	58,385	24,319	37,707	(20,871)

The accompanying notes are an integral part of these interim financial statements

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CPFL Energia S.A.
Statements of changes in equity for the period ended September 30, 2017
(In thousands of Brazilian reais - R$)
			Earning reserves				Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves							Accumulated comprehensive income
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan	Retained earnings	Total		Other equity components	Total equity
Balance at December 31, 2016	5,741,284	468,014	739,102	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668

Total comprehensive income	-	-	-	-	-	-	-	-	721,173	721,173	-	24,318	745,490
Profit for the period	-	-	-	-	-	-	-	-	721,173	721,173	-	24,318	745,490

Internal changes in equity	-	-	-	58,049	-	-	(19,294)	-	(38,754)	-	(1,311)	1,247	(64)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(29,234)	-	29,234	-	(1,987)	1,987	-
Tax effects on realization of deemed cost	-	-	-	-	-	-	9,940	-	(9,940)	-	676	(676)	-
Changes in statutory reserve in the period	-	-	-	58,049	-	-	-	-	(58,049)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(64)	(64)

Capital transactions with owners	-	-	-	-	-	(7,820)	-	-	2,161	(5,659)	-	(17,476)	(23,135)
Capital increase	-	-	-	-	-	-	-	-	-	-	-	13	13
Prescribed dividend	-	-	-	-	-	-	-	-	2,161	2,161	-	-	2,161
Interim dividend	-	-	-	-	-	-	-	-	-	-	-	(7,226)	(7,226)
Dividend proposal approved	-	-	-	-	-	(7,820)	-	-	-	(7,820)	-	(10,263)	(18,082)

Balance at September 30, 2017	5,741,284	468,014	739,102	760,976	545,505	-	412,419	(666,346)	684,579	8,685,534	12,261	2,397,165	11,094,960

CPFL Energia S.A.
Statements of changes in equity for the period ended September 30, 2016
(in thousand of Brazilian reais - R$)

			Earnings reserves			Accumulated comprehensive income				Noncontrolling interests
				Statutory reserve						Accumulated comprehensive income
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Deemed cost	Private pension plan	Retained earnings	Total		Other equity components	Total equity
Balance at December 31, 2015	5,348,312	468,082	694,058	585,451	392,972	457,491	(272,171)	-	7,674,196	15,320	2,440,623	10,130,138

Total comprehensive income	-	-	-	-	-	-	(404,363)	762,725	358,362	-	(20,871)	337,491
Profit for the period	-	-	-	-	-	-	-	762,725	762,725	-	(20,871)	741,854
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	(404,363)	-	(404,363)	-	-	(404,363)

Internal changes in equity	-	-	-	138,858	-	(19,365)	-	(119,493)	-	(1,311)	1,259	(53)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	(29,341)	-	29,341	-	(1,987)	1,987	-
Tax effect on realization of deemed cost	-	-	-	-	-	9,976	-	(9,976)	-	675	(675)	-
Changes in statutory reserve in the period	-	-	-	138,858	-	-	-	(138,858)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(53)	(53)

Capital transactions with owners	392,972	220	-	-	(392,972)	-	-	1,756	1,976	-	(15,882)	(13,907)
Capital increase	392,972	-	-	-	(392,972)	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	1,756	1,756	-	-	1,756
Dividend distributed to noncontrollers	-	-	-	-	-	-	-	-	-	-	(16,129)	(16,129)
Dividend proposal approved	-	220	-	-	-	-	-	-	220	-	247	467

Balance at September 30, 2016	5,741,284	468,302	694,058	724,308	-	438,126	(676,534)	644,988	8,034,534	14,009	2,405,128	10,453,670

The accompanying notes are an integral part of these interim financial statements.

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CPFL Energia SA
Statements of cash flow for the periods ended September 30, 2017 and 2016
(in thousand of Brazilian reais - R$)

	Parent Company		Consolidated
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Profit before taxes	704,919	767,123	1,157,171	1,184,545
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	163	148	1,142,302	936,569
Provision for tax, civil and labor risks	(41)	261	115,102	180,905
Allowance for doubtful accounts	-	-	118,885	130,026
Interest on debts, inflation adjustment and exchange rate changes	59,297	25,722	1,570,060	1,446,963
Pension plan expense	-	-	85,426	51,483
Equity interests in associates and joint ventures	(785,487)	(778,043)	(252,709)	(200,944)
Loss on disposal of noncurrent assets	-	-	99,689	32,272
Deferred taxes (PIS and COFINS)	-	-	1,075	(8,933)
Others	-	-	2,603	(1,269)
	(21,149)	15,210	4,039,604	3,751,617
DECREASE (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	(1,036,050)	(507,596)
Dividend and interest on capital received	847,766	1,300,253	579,508	86,282
Taxes recoverable	(5,220)	7,170	16,699	113,288
Escrow deposits	80	(64)	(247,544)	755,342
Sector financial asset	-	-	(260,784)	2,174,407
Receivables - Eletrobras	-	-	(17,069)	101,456
Concession financial assets (transmission companies)	-	-	(54,625)	(38,005)
Other operating assets	18,633	7,362	(14,356)	125,267

INCREASE (DECREASE) IN OPERATING LIABILITIES
Trade payables	(3,116)	(412)	1,420,136	(1,217,552)
Other taxes and social contributions	(95)	(135)	(50,765)	(65,534)
Other liabilities with private pension plan	-	-	(43,040)	(64,990)
Regulatory charges	-	-	86,202	(567,176)
Tax, civil and labor risks paid	(408)	(1,060)	(160,843)	(175,232)
Sector financial liability	-	-	(627,509)	247,857
Payables - amounts provided by the CDE	-	-	5,847	(37,509)
Other operating liabilities	(23,836)	(4,771)	193,761	(7,202)
CASH FLOWS PROVIDED BY OPERATIONS	812,655	1,323,553	3,829,172	4,674,720
Interest paid on debts and debentures	(70,850)	(45,470)	(1,361,477)	(1,229,949)
Income tax and social contribution paid	(4)	(27,117)	(366,989)	(687,539)
NET CASH FROM OPERATING ACTIVITIES	741,801	1,250,966	2,100,706	2,757,232

INVESTING ACTIVITIES
Capital reduce in subsidiaries	-	-	91,599	-
Purchases of property, plant and equipment	(141)	(572)	(610,054)	(845,229)
Securities, pledges and restricted deposits	-	(400)	(71,162)	(114,050)
Purchases of intangible assets	(10)	-	(1,266,817)	(714,457)
Sale of noncurrent assets	-	-	94	-
Advances for future capital increases	(51,045)	(71,020)	-	-
Intragroup loans	27,981	(43,624)	38,787	44,881

NET CASH USED IN INVESTING ACTIVITIES	(23,215)	(115,616)	(1,817,553)	(1,628,855)

FINANCING ACTIVITIES
Capital increase of noncontrolling shareholder	-	-	13	247
Borrowings and debentures raised	-	-	1,545,717	2,290,437
Repayment of principal of borrowings and debentures	(434,000)	(888,408)	(3,766,482)	(3,766,909)
Repayment of derivatives	-	(4,711)	(143,033)	256,508
Business combination payment	-	-	(2,507)	(18,752)
Dividend and interest on capital paid	(220,944)	(204,695)	(249,703)	(228,045)
NET CASH GENERATED BY (USED IN) FINANCING ACTIVITIES	(654,944)	(1,097,814)	(2,615,995)	(1,466,514)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	63,641	37,535	(2,332,842)	(338,137)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	64,973	424,192	6,164,997	5,682,802
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	128,616	461,727	3,832,155	5,344,665

The accompanying notes are an integral part of these interim financial statements.

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CPFL Energia S.A.
Statements of value added for the periods ended September 30, 2017 and 2016
(in thousand of Brazilian reais - R$)

	Parent Company		Consolidated
	Nine months 2017	Nine months 2016	Nine months 2017	Nine months 2016 (Restated *)
1 - Revenues	152	2,459	29,513,197	22,942,989
1.1 Operating revenues	1	1,888	27,479,387	21,372,085
1.2 Revenue related to the construction of own assets	151	572	671,997	883,981
1.3 Revenue from construction of concession infrastructure	-	-	1,480,699	816,950
1.4 Allowance for doubtful accounts	-	-	(118,885)	(130,026)

2 - (-) Inputs	(7,315)	(9,034)	(16,793,150)	(11,426,738)
2.1 Electricity purchased for resale	-	-	(13,566,945)	(8,846,195)
2.2 Material	(103)	(608)	(1,507,519)	(1,276,465)
2.3 Outsourced services	(5,723)	(6,661)	(1,193,253)	(912,630)
2.4 Others	(1,489)	(1,765)	(525,433)	(391,448)

3 - Gross value added (1+2)	(7,164)	(6,575)	12,720,047	11,516,251

4 - Retentions	(163)	(148)	(1,145,999)	(938,522)
4.1 Depreciation and amortization	(163)	(148)	(930,473)	(752,249)
4.2 Amortization of intangible assets of concession	-	-	(215,526)	(186,272)

5 - Net value added generated (3+4)	(7,326)	(6,723)	11,574,048	10,577,729

6 - Value Added received in transfer	803,932	844,015	1,010,563	1,212,124
6.1 Financial income	18,445	65,972	757,854	1,011,179
6.2 Interest in subsidiaries, associates and joint ventures	785,487	778,043	252,709	200,944

7 - Value Added to be distributed (5+6)	796,606	837,292	12,584,611	11,789,852

8 - Distribution of value added
8.1 Personnel and charges	20,442	24,985	1,016,534	748,895
8.1.1 Direct remuneration	13,329	14,583	603,673	463,889
8.1.2 Benefits	5,975	9,338	361,428	246,535
8.1.3 Government severance indemnity fund for employees - F.G.T.S	1,138	1,064	51,433	38,471
8.2 Taxes, fees and contributions	(9,894)	12,668	8,817,547	8,250,030
8.2.1 Federal	(9,918)	12,636	4,770,588	4,614,222
8.2.2 Estate	24	33	4,030,145	3,622,743
8.2.3 Municipal	-	-	16,814	13,064
8.3 Lenders and lessors	64,886	36,914	2,005,040	2,049,073
8.3.1 Interest	64,662	36,877	1,951,630	2,004,204
8.3.2 Rental	223	37	53,409	44,868
8.4 Interest on capital	721,173	762,725	745,490	741,854
8.4.1 Retained earnings	721,173	762,725	745,490	741,854
	796,606	837,292	12,584,611	11,789,852

(*) Includes the effects of note 2.8

The accompanying notes are an integral part of these interim financial statements.

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CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT SEPTEMBER 30, 2017

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1)OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures (information on the concession area, number of consumers, energy production capacity and related data are not reviewed by the independent auditors):

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,366	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,710	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,477	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul") (a)	Publicly-held corporation	Indirect100%	Interior of Rio Grande do Sul	118	1,333	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo and Paraná	27	212	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	7	58	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Privately-held corporation	Direct 100%	Interior of São Paulo	2	41	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Privately-held corporation	Direct 100%	Interior of São Paulo	5	86	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Privately-held corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	47	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo e Goiás	3 Hydropower (b)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina e Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina e Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo e Minas Gerais	6 SHPs	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

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Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguariúna Participações Ltda ("CPFL Jaguariuna")	Limited liability company	Holding company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas. The plants Carioba and Cariobinha are inactive while they await the position of the Ministry of Mines and Energy on the early termination of their concession and are not included in the table.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At September 30, 2017, CPFL Renováveis had a portfolio of 113 projects of 2,509.5 MW of installed capacity (2,102.6 MW in operation).

•         Hydropower generation: 47 SHP’s (555.3 MW) with 39 SHPs in operation (423 MW) and 8 SHPs under development (132.3 MW);

•         Wind power generation: 57 projects (1,583.1 MW) with 45 projects in operation (1,308.5 MW) and 12 projects under construction/development (274.6 MW);

•         Biomass power generation: 8 plants in operation (370 MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

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The Company and its subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or with international Financial Reporting.

The accounting practices and criteria adopted in preparing this individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2016, and therefore should be read together.

Management states that all significant information specific to interim financial statements is disclosed and corresponds to the information used in managing the Group.

The interim financial statements was approved by Management and authorized for issue on November 6, 2017.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 32 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts);

•         Note 8 – Sector financial asset and liability (certain financial components that can start without prior methodology);

•         Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);

•         Note 10 – Concession financial asset (assumptions for fair value measurement);

•         Note 11 – Other receivables (allowance for doubtful accounts);

•         Note 13 – Property, plant and equipment (application of definite useful lives and key assumptions regarding recoverable amounts);

•         Note 14 – Intangible assets (key assumptions regarding recoverable amounts);

•         Note 18 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);

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•         Note 21 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources);

•         Note 25 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD ); and

•         Note 32 – Financial instruments (assumptions for fair value measurement).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 29 for further details.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment measured at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At September 30, 2017 and December 31, 2016, and for the quarters and nine months periods ended September 30, 2017 and 2016, the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

2.8 Restatements in the quarter and nine months period ended September 30, 2016 interim financial statements

As mentioned in note 2.8 to the financial statements at December 31, 2016, the Company and its electricity distribution subsidiaries, for a better presentation of their operating and financial performance, concluded that the adjustment of the expected cash flow of the indemnifiable financial asset of the concession of each distribution company, previously presented in the line item of finance income, within finance income (expenses), should be more properly classified in the group of operating income, together with the other income related to their core activity. This allocation reflects more accurately the electricity distribution business model and allows a better presentation regarding its performance.

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According to the guidance in CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiaries changed their accounting policy previously adopted to an accounting policy that better reflects the business performance of the Company and its subsidiaries (for the reasons mentioned above) and, therefore, made the retrospective reclassifications in their corresponding information submitted for comparative purposes corresponding to the statements of profit or loss and value added, in relation to those originally issued on November 7, 2016.

The reclassifications made do not change the total assets, equity and profit for the period, or the statement of cash flows.

The statements of profit or loss and value added, for comparability purposes, are presented below:

Statement of profit or loss for the period

	Consolidated			Consolidated
	3rd quarter 2016	Reclassifications	3rd quarter 2016 (Restated)	Nine months 2016	Reclassifications	Nine months 2016 (Restated)

Net operating revenue	4,737,375	45,440	4,782,815	13,402,846	197,461	13,600,307
Cost of electric energy services
Cost of electric energy	(2,770,513)	-	(2,770,513)	(7,963,080)	-	(7,963,080)
Cost of operation	(562,184)	-	(562,184)	(1,622,816)	-	(1,622,816)
Cost of services rendered to third parties	(324,990)	-	(324,990)	(817,558)	-	(817,558)
Gross profit	1,079,688	45,440	1,125,128	2,999,391	197,461	3,196,852
Operating expenses
Selling expenses	(123,680)	-	(123,680)	(387,775)	-	(387,775)
General and administrative expenses	(192,069)	-	(192,069)	(607,198)	-	(607,198)
Other operating expenses	(74,560)	-	(74,560)	(218,402)	-	(218,402)
Income from electric energy services	689,379	45,440	734,819	1,786,017	197,461	1,983,477
Equity interests in subsidiaries, associates and joint ventures	68,826	-	68,826	200,944	-	200,944
Finance income (costs)
Finance income	335,467	(49,157)	286,310	1,141,838	(209,684)	932,154
Finance costs	(706,920)	3,717	(703,203)	(1,944,253)	12,223	(1,932,030)
	(371,453)	(45,440)	(416,893)	(802,416)	(197,461)	(999,877)
Profit before taxes	386,752	-	386,752	1,184,545	-	1,184,545
Social contribution	(35,448)	-	(35,448)	(125,116)	-	(125,116)
Income tax	(82,031)	-	(82,031)	(317,575)	-	(317,575)
	(117,480)	-	(117,480)	(442,691)	-	(442,691)
Profit for the period	269,272	-	269,272	741,854	-	741,854

Profit for the period attributable to owners of the Company			231,565			762,725
Profit (loss) for the period attributable to noncontrolling interests			37,707			(20,871)
Basic earnings per share attributable to owners of the Company - R$			0.23			0.75
Diluted earnings per share attributable to owners of the Company - R$			0.22			0.74

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Statement of value added for the period

	Consolidated
	Nine months 2016	Reclassifications	Nine months 2016 (Restated)

1 - Revenues	22,745,528	197,461	22,942,989
1.1 Operating revenues	21,174,624	197,461	21,372,085
1.2 Revenue related to construction of own assets	883,981	-	883,981
1.3 Revenue from construction of concession infrastructure	816,950	-	816,950
1.4 Allowance for doubtful accounts	(130,026)	-	(130,026)

2 - (-) Inputs purchased from third parties	(11,426,738)	-	(11,426,738)
2.1 Electricity purchased for resale	(8,846,195)	-	(8,846,195)
2.2 Material	(1,276,465)	-	(1,276,465)
2.3 Outsourced services	(912,630)	-	(912,630)
2.4 Others	(391,448)	-	(391,448)

3 - Gross value added (1+2)	11,318,790	197,461	11,516,251

4 - Retentions	(938,522)	-	(938,522)
4.1 Depreciation and amortization	(752,249)	-	(752,249)
4.2 Amortization of intangible assets of concession	(186,272)	-	(186,272)

5 - Net value added generated (3+4)	10,380,269	197,461	10,577,729

6 - Value Added received in transfer	1,421,808	(209,684)	1,212,124
6.1 Finance income	1,220,863	(209,684)	1,011,179
6.2 Share of profit (loss) of investees	200,944	-	200,944

7 - Value Added to be distributed (5+6)	11,802,074	(12,223)	11,789,852

8 - Distribution of value added
8.1 Personnel and charges	748,895	-	748,895
8.1.1 Direct remuneration	463,889	-	463,889
8.1.2 Benefits	246,535	-	246,535
8.1.3 Government severance indemnity fund for employees - F.G.T.S	38,471	-	38,471
8.2 Taxes, fees and contributions	8,250,030	-	8,250,030
8.2.1 Federal	4,614,222	-	4,614,222
8.2.2 Estate	3,622,743	-	3,622,743
8.2.3 Municipal	13,064	-	13,064
8.3 Lenders and lessors	2,061,296	(12,223)	2,049,073
8.3.1 Interest	2,016,427	(12,223)	2,004,204
8.3.2 Rental	44,868	-	44,868
8.4 Interest on capital	741,854	-	741,854
8.4.1 Retained earnings	741,854	-	741,854
	11,802,074	(12,223)	11,789,852

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of the Group has been prepared based on the same accounting policies described in notes 3.1 to 3.18, disclosed in the financial statements for the year ended December 31, 2016.

(4) FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

Accordingly, the Group measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for which an unforced transaction for the sale of the asset or transfer of the liability would occur between market participants under current market conditions at the measurement date.

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- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants at the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future payment flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 32) and also includes the debtor's credit risk rate.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Bank balances	3,460	426	158,243	170,884
Short-term financial investments	125,156	64,548	3,673,913	5,994,112
Overnight investment (a)	21,657	64,541	138,778	95,034
Bank certificates of deposit (b)	-	-	1,455,836	2,357,187
Repurchase agreements secured on debentures (b)	-	-	64,887	58,616
Investment funds (c)	103,499	6	2,014,411	3,483,273
Total	128,616	64,973	3,832,155	6,164,997

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

b)   Short-term investments in Bank Certificates of Deposit (CDB) and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 101.9% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, to 101.9% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at September 30, 2017 and December 31, 2016:

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	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	September 30, 2017	December 31, 2016
Current
Consumer classes
Residential	617,550	393,753	55,275	1,066,578	932,380
Industrial	268,298	67,081	81,741	417,120	386,826
Commercial	238,968	69,978	41,941	350,888	317,111
Rural	72,522	13,864	5,883	92,269	97,444
Public administration	63,763	11,769	2,906	78,438	94,348
Public lighting	53,416	6,061	2,817	62,294	73,142
Public utilities	82,703	7,534	5,319	95,556	97,503
Billed	1,397,219	570,041	195,882	2,163,142	1,998,754
Unbilled	919,652	-	-	919,652	1,095,188
Financing of consumers' debts	181,855	21,436	38,545	214,507	170,981
CCEE transactions	935,636	39,468	4,053	979,157	289,761
Concessionaires and licensees	542,003	287	7,593	549,883	390,333
Others	49,324	-	-	49,324	39,974
	4,025,689	631,232	246,074	4,875,664	3,984,989
Allowance for doubtful accounts				(230,993)	(219,098)
Total				4,644,672	3,765,893

Non current
Financing of consumers' debts	224,574	-	-	224,574	198,875
Free energy	5,873	-	-	5,873	5,436
CCEE transactions	41,301	-	-	41,301	41,301
	271,748	-	-	271,748	245,612
Allowance for doubtful accounts				(29,097)	(42,427)
Total				242,650	203,185

Allowance for doubtful accounts

Movements in the Allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
At of December 31, 2016	(261,525)	(27,992)	(289,517)
Allowance - reversal (recognition)	(202,911)	(760)	(203,672)
Recovery of revenue	84,787	-	84,787
Write-off of accrued receivables	119,560	300	119,860
At of September 30, 2017	(260,090)	(28,453)	(288,543)

Current	(230,993)	(28,453)	(259,445)
Noncurrent	(29,097)	-	(29,097)

The allowance for doubtful debts is set up based on the history and probability of default and, specifically for distributors, according to the following criteria:

Class	Past due over:
Residential	90 days
Commercial	180 days
Other classes	360 days
Sundry bills	180 days
Debts in installments	90 days. In the event of default in one of the installments, the whole receivable from the customer is subject to impairment.

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(7) TAXES RECOVERABLE

	Parent company		Consolidated
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Current
Prepayments of social contribution - CSLL	-	5,508	4,890	14,141
Prepayments of income tax - IRPJ	-	2,282	12,893	35,534
Income tax and social contribution to be offset	86,293	45,457	128,019	94,268
Income tax and social contribution to be offset	86,293	53,246	145,802	143,943

Withholding income tax - IRRF on interest on capital	2,482	3,126	2,482	3,642
Withholding income tax - IRRF	1,716	26,150	74,515	115,189
State VAT - ICMS to be offset	-	-	99,798	82,090
Social Integration Program - PIS	55	52	7,491	9,062
Contribution for Social Security Funding - COFINS	279	262	33,000	39,984
National Social Security Institute - INSS	-	-	7,374	6,374
Others	-	0	2,397	3,564
Others taxes to be offset	4,532	29,589	227,057	259,905

Total	90,825	82,836	372,859	403,848

Noncurrent
Social contribution to be offset - CSLL	-	-	58,036	55,498
Income tax to be offset - IRPJ	-	-	12,060	10,037
Income tax and social contribution to be offset	-	-	70,096	65,535

State VAT - ICMS to be offset	-	-	152,502	122,415
Social Integration Program - PIS	-	-	1,029	800
Contribution for Social Security Funding - COFINS	-	-	4,743	3,687
National Social Security Institute - INSS	-	-	1,526	-
Others	-	-	2,483	5,849
Others taxes to be offset	-	-	162,283	132,751

Total	-	-	232,379	198,286

(8)     SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

	Consolidated
	At December 31, 2016			Operating revenue		Finance income or expense	Receipt	At September 30, 2017
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 25.4)	Deferred	Approved	Total
Parcel "A"	(762,573)	190,369	(572,203)	636,019	238,931	(81,690)	(160,995)	424,503	(364,442)	60,062
CVA (*)
CDE (**)	(342,161)	(70,301)	(412,462)	(347,989)	208,670	(32,517)	-	(323,583)	(260,714)	(584,297)
Electric energy cost	(506,490)	(239,777)	(746,267)	1,256,796	614,024	(44,379)	(160,457)	1,130,526	(210,809)	919,717
ESS and EER (***)	(406,568)	(124,411)	(530,979)	(579,831)	303,218	(43,858)	(151)	(721,314)	(130,287)	(851,601)
Proinfa	3,492	31,414	34,906	(30,284)	(24,383)	(1,467)	-	(15,943)	(5,284)	(21,227)
Basic network charges	27,527	9,660	37,187	(58,532)	(23,305)	597	-	(56,754)	12,701	(44,053)
Pass-through from Itaipu	147,012	442,911	589,923	675,851	(537,367)	24,950	-	665,331	88,025	753,356
Transmission from Itaipu	7,646	7,281	14,927	563	(10,154)	347	-	1,434	4,249	5,683
Neutrality of industry charges	142,091	164,375	306,466	112,574	(209,031)	5,599	-	135,590	80,018	215,608
Overcontracting	164,878	(30,782)	134,096	(393,129)	(82,741)	9,037	(387)	(390,784)	57,659	(333,125)
Other financial components	(182,958)	(159,759)	(342,717)	1,187	173,147	909	-	(119,256)	(48,218)	(167,474)
Refunds related to judicial injunctions	(76,615)	(132,410)	(209,025)	(5,386)	156,470	801	-	-	(57,140)	(57,140)
Others	(106,343)	(27,349)	(133,692)	6,573	16,677	108	-	(119,256)	8,922	(110,334)

Total	(945,530)	30,612	(914,918)	637,205	412,078	(80,781)	(160,995)	305,248	(412,660)	(107,412)

Current assets			-							5,449
Noncurrent assets			-							348,157
Current liabilities			(597,515)							(384,115)
Noncurrent liabilities			(317,406)							(76,902)

(*)            Deferred tariff costs and gains variations from Parcel “A” items

(**)          Energy Development Account – CDE

(***)         System Service Charge (ESS) and Reserve Energy Charge (EER)

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

The details of the nature of each sector financial asset and liability are provided in Note 8 to the financial statements at December 31, 2016.

(9)DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax assets and liabilities

	Parent company		Consolidated
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Social contribution credit/(debit)
Tax losses carryforwards	48,872	42,841	109,957	123,389
Tax benefit of merged intangible	-	-	80,544	86,377
Temporarily nondeductible differences	912	1,125	(280,382)	(332,750)
Subtotal	49,785	43,966	(89,881)	(122,984)

Income tax credit / (debit)
Tax losses carryforwards	135,025	123,980	313,348	358,683
Tax benefit of merged intangible	-	-	275,557	295,986
Temporarily nondeductible differences	2,516	3,126	(776,829)	(923,383)
Subtotal	137,541	127,106	(187,924)	(268,713)

PIS and COFINS credit/(debit)
Temporarily nondeductible differences	-	-	(10,655)	(9,580)

Total	187,326	171,073	(288,460)	(401,276)

Total tax credit	187,326	171,073	979,110	922,858
Total tax debit	-	-	(1,267,570)	(1,324,134)

The expected recovery of the deferred tax assets recorded in noncurrent assets, arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, the breakdown of which is described in the financial statements at December 31, 2016, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. To reflect adequately the effective rate of the taxes on profit, deferred tax assets are recognized monthly on any losses for companies that have positive projections, in accordance with such studies.

9.2    Tax benefit of merged intangible asset

Refers to the tax credit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	September 30, 2017		December 31, 2016
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	47,028	130,633	50,497	140,270
CPFL Piratininga	11,474	39,379	12,251	42,044
RGE	22,042	91,029	23,629	97,584
CPFL Geração	-	14,517	-	16,090
Total	80,544	275,557	86,377	295,987

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9.3    Accumulated balances on nondeductible temporary differences

	Consolidated
	September 30, 2017			December 31, 2016
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible differences
Provision for tax, civil and labor risks	53,480	148,555	-	45,065	125,182	-
Private pension fund	2,182	6,062	-	1,711	4,753	-
Allowance for doubtful accounts	26,663	74,064	-	26,543	73,729	-
Free energy supply	8,255	22,931	-	7,718	21,440	-
Research and development and energy efficiency programs	20,726	57,572	-	17,474	48,538	-
Personnel-related provisions	2,231	6,198	-	3,422	9,506	-
Depreciation rate difference	5,708	15,856	-	6,200	17,223	-
Derivatives	(38,587)	(107,185)	-	(54,368)	(151,023)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(7,584)	(21,066)	-	(8,355)	(23,208)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(107,393)	(296,225)	(7,918)	(104,080)	(287,990)	(6,157)
Actuarial losses (IFRS/CPC)	25,648	71,244	-	25,390	70,527	-
Financial instruments (IFRS/CPC)	(6,688)	(18,577)	-	(10,022)	(27,838)	-
Accelerated depreciation	(97)	(270)	-	(73)	(204)	-
Others	(16,108)	(44,828)	(2,737)	4,491	12,281	(3,423)
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(52,789)	(146,637)	-	(55,223)	(153,398)	-
Actuarial losses (IFRS/CPC)	49,699	138,051	-	49,698	138,051	-
Temporarily nondeductible differences - business combination
Deferred taxes - asset:
Provision for tax, civil and labor risks	13,505	37,516	-	-	-	-
Fair value of property, plant and equipment (negative value added of assets)	21,646	60,129	-	22,771	63,252	-
Deferred taxes - liability:
Fair value of property, plant and equipment (value added of assets)	(26,227)	(72,851)	-	(27,472)	(76,310)	-
Value added derived from determination of deemed cost	(64,142)	(178,173)	-	(78,443)	(217,897)	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(186,932)	(519,255)	-	(183,443)	(509,563)	-
Other temporary differences	(3,578)	(9,940)	-	(21,754)	(60,435)	-
Total	(280,382)	(776,829)	(10,655)	(332,750)	(923,383)	(9,580)

9.4    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and nine months periods ended September 30, 2017 and 2016:

	Parent company				Consolidated
	Social contribution				Social contribution
	2017		2016		2017		2016
	3rd Quarter	Nine months	3rd Quarter	Nine months	3rd Quarter	Nine months	3rd Quarter	Nine months
Profit before taxes	330,120	704,919	234,781	767,123	546,404	1,157,171	386,752	1,184,545
Reconciliation to reflect effective rate:
Equity in subsidiaries	(353,447)	(785,487)	(231,233)	(778,043)	(90,031)	(252,709)	(68,826)	(200,944)
Amortization of intangible asset acquired	(3,382)	(10,146)	(3,382)	(10,146)	12,162	36,487	12,162	36,487
Effect of presumed profit system	-	-	-	-	(158,888)	(255,639)	(98,114)	(117,191)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	33,040	106,508	27,545	90,011
Interest on capital income	16,545	16,545	-	12,048	-	-	-	-
Other permanent additions (exclusions), net	1,979	9,519	2,038	7,690	42,213	61,373	(2,072)	(12)
Tax base	(8,184)	(64,650)	2,205	(1,328)	384,899	853,191	257,448	992,895
Statutory rate	9%	9%	9%	9%	9%	9%	9%	9%
Tax credit/(debit)	737	5,818	(198)	120	(34,641)	(76,787)	(23,170)	(89,361)
Tax credit recorded (not recorded), net	-	-	-	-	(9,880)	(36,598)	(12,279)	(35,756)
Recorded (unrecognized) Tax credit, net	737	5,818	(198)	120	(44,521)	(113,385)	(35,448)	(125,116)

Current	-	-	2,601	(4,623)	(53,228)	(118,526)	(63,029)	(213,352)
Deferred	737	5,818	(2,799)	4,743	8,706	5,142	27,580	88,236

	Parent company				Consolidated
	Income tax				Income tax
	2017		2016		2017		2016
	3rd Quarter	Nine months	3rd Quarter	Nine months	3rd Quarter	Nine months	3rd Quarter	Nine months
Profit before taxes	330,120	704,919	234,781	767,123	546,404	1,157,171	386,752	1,184,545
Reconciliation to reflect effective rate:
Equity in subsidiaries	(353,447)	(785,487)	(231,233)	(778,043)	(90,031)	(252,709)	(68,826)	(200,944)
Amortization of intangible asset acquired	-	-	-	-	15,689	47,067	15,689	47,067
Effect of presumed profit system	-	-	-	-	(182,775)	(312,049)	(117,838)	(161,477)
Adjustment of revenue from excess demand and excess reactive power	-	-	-	-	33,040	106,508	27,545	90,011
Interest on capital income	16,545	16,545	-	12,048	-	-	-	-
Tax incentive - operating profit	-	-	-	-	(20,657)	(27,518)	(45,045)	(59,056)
Other permanent additions (exclusions), net	2,958	22,283	8,520	16,940	36,987	70,720	(6,677)	(27,098)
Tax base	(3,824)	(41,740)	12,069	18,068	338,657	789,191	191,600	873,048
Statutory rate	25%	25%	25%	25%	25%	25%	25%	25%
Tax credit/(debit)	956	10,435	(3,017)	(4,517)	(84,664)	(197,298)	(47,900)	(218,262)
Recorded (unrecognized) Tax credit, net	-	-	-	-	(27,021)	(100,999)	(34,132)	(99,313)
Total	956	10,435	(3,017)	(4,517)	(111,686)	(298,296)	(82,031)	(317,575)

Current	-	-	5,500	(16,438)	(131,035)	(301,322)	(156,464)	(557,938)
Deferred	956	10,435	(8,517)	11,921	19,349	3,026	74,432	240,363

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

(10)     CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
At December 31, 2016	5,193,511	180,333	5,373,844
Current	-	10,700	10,700
Noncurrent	5,193,511	169,633	5,363,144

Additions	809,944	45,983	855,926
Adjustment of expected cash flow	97,155	-	97,155
Adjustment - financial asset measured at amortized cost	-	20,287	20,287
Cash inputs - RAP	-	(9,936)	(9,936)
Disposals	(25,850)	-	(25,850)
Business combination	(12,338)	-	(12,338)

At September 30, 2017	6,062,420	236,667	6,299,088
Current	-	11,437	11,437
Noncurrent	6,062,420	225,230	6,287,650

The balance refers to the financial asset corresponding to the right established in the concession agreements of the energy distribution (measured at fair value) and transmission (measured at amortized cost) companies to receive cash (i) through compensation at the time assets are handed over to the granting authority at the end of the concession, and (ii) the transmission companies’ right to receive cash over the concession period through allowed annual revenue ("RAP").

For energy distribution companies, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance to the expected cash flow receipts at fair value (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 25) in the statement of profit or loss for the period.

For energy transmission companies, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received over the concession period, and the compensation to be received at the time assets are handed over to the granting authority. The adjustment of R$ 20,287 is recognized against other operating revenues and income (R$ 11,171 in the nine months period ended September 30, 2016).

The balances disclosed in the "Business Combinations" line refer to the complementary amounts related to the acquisition of RGE Sul, which final recognition occurred on September 30, 2017, according to note 12.5.

(11)   OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Advances - Fundação CESP	15,247	7,533	-	-
Advances to suppliers	26,052	15,787	-	-
Pledges, funds and restricted deposits	154,797	106,925	596,091	533,719
Orders in progress	213,124	203,344	-	-
Services rendered to third parties	9,376	9,385	-	-
Energy pre-purchase agreements	5,879	-	27,398	27,302
Collection agreements	700	1,273	-	-
Prepaid expenses	73,780	65,668	20,524	20,942
GSF renegotiation	12,476	12,722	20,253	28,935
Receivables - Eletrobrás	230,620	213,552	-	-
Advances to employees	32,341	15,940	-	-
Leases	15,792	19,281	45,900	50,541
Others	173,526	153,764	99,619	104,815
(-) Allowance for doubtful accounts (note 6)	(28,453)	(27,992)	-	-
Total	935,255	797,181	809,785	766,253

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Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs. Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 22).

Receivables – Eletrobras: refer to: (i) low-income subsidies amounting to  R$ 15,757 (R$ 17,239 at December 31, 2016), (ii) other tariff discounts granted to consumers amounting to R$ 211,186 (R$ 164,396 at December 31, 2016), and (iii) tariff discounts – court injunctions amounting to R$ 3,677 (R$ 31,917 at December 31, 2016) - note 25.3.1.

In the nine months period ended September 30, 2017, the subsidiaries offset the receivables relating to the Eletrobrás account with the payables relating to the Energy Development Account (CDE) (note 19) amounting to R$ 220,946, of which (i) R$ 88,352 based on an injunction obtained in May 2015, and (ii) R$ 132,595 authorized by Order No. 1,576/2016.

(12)   INVESTMENTS

	Parent company		Consolidated
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Permanent equity interests - equity method
By equity method of the subsidiary	7,603,458	5,811,894	1,031,660	1,482,533
Fair value of assets, net	645,598	692,632	10,785	11,219
Advances for future capital increases	-	1,355,520	-	-
Goodwill	6,054	6,054	-	-
Total	8,255,110	7,866,100	1,042,445	1,493,753

12.1    Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

		September 30, 2017				September 30, 2017	December 31, 2016	Nine months 2017	Nine months 2016
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	8,844,283	923,423	1,179,428	118,256	1,179,428	1,063,400	118,256	235,118
CPFL Piratininga	53,096,770	3,811,166	240,144	403,105	87,908	403,105	355,755	87,908	112,604
CPFL Santa Cruz	371,772	396,527	74,862	147,839	22,219	147,839	140,520	22,219	17,209
CPFL Leste Paulista	892,772	174,048	29,212	54,725	8,709	54,725	52,853	8,709	6,485
CPFL Sul Paulista	454,958	206,475	28,492	60,689	9,852	60,689	58,895	9,852	5,846
CPFL Jaguari	209,294	140,632	20,632	31,940	3,871	31,940	30,255	3,871	6,422
CPFL Mococa	117,199	116,045	16,004	34,996	6,157	34,996	33,824	6,157	5,905
RGE	1,019,790	4,190,510	1,223,350	1,682,646	91,850	1,682,646	1,614,320	91,850	79,132
CPFL Geração	205,492,020	5,946,536	1,043,922	2,374,109	402,672	2,374,109	2,158,384	402,672	259,217
CPFL Jaguari Geração (*)	40,108	45,065	40,108	44,913	9,209	44,913	45,099	9,209	3,498
CPFL Brasil	2,999	1,281,922	2,999	71,194	48,853	71,194	109,054	48,853	71,355
CPFL Planalto (*)	630	3,584	630	3,365	2,735	3,365	2,101	2,735	1,668
CPFL Serviços	1,577,706	245,359	117,968	106,285	(11,683)	106,285	97,968	(11,683)	(5,328)
CPFL Atende (*)	13,991	25,415	13,991	18,202	4,940	18,202	17,150	4,940	4,412
Nect (*)	2,059	28,791	2,059	15,275	12,804	15,275	10,295	12,804	10,264
CPFL Total (*)	19,005	27,581	19,005	24,955	15,195	24,955	27,570	15,195	8,837
CPFL Jaguariuna (*)	1,702,676	1,644,275	1,702,676	1,642,405	(13,756)	1,256,564	1,256,161	(4,507)	(87)
CPFL Telecom	86,420	2,255	86,420	(2,100)	(13,844)	(2,100)	(19,302)	(13,844)	(19,278)
CPFL Centrais Geradoras (*)	16,128	16,721	16,128	16,290	831	16,290	15,459	831	(684)
CPFL Eficiência	48,164	97,953	48,164	56,635	(1,199)	56,635	61,543	(1,199)	4,670
AUTHI (*)	2,610	28,372	2,610	20,302	17,692	20,302	16,810	17,692	17,813
Subtotal - by subsidiary's equity						7,601,358	7,148,112	832,522	825,078
Amortization of fair value adjustment of assets						-	-	(47,035)	(47,035)
Total						7,601,358	7,148,112	785,487	778,043

Investment						7,603,458	5,811,894
Advances for future capital increases						-	1,355,520
Allowance for equity investment losses						(2,100)	(19,302)

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the fair value adjustments (value added) of net assets of R$ 47,035 (R$ 47,035 in the nine months period ended September 30, 2016) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

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The movements, in the parent company, of the balances of investments in subsidiaries are as follows:

Investment	Investment at December 31, 2016	Capital increase /payment of capital	Share of profit (loss) of investees	Dividend and Interest on capital	Advances for future capital increases	Corporate restructuring	Investment at September 30, 2017
CPFL Paulista	1,063,400	-	118,256	(2,228)	-	-	1,179,428
CPFL Piratininga	355,755	-	87,908	(40,557)	-	-	403,105
CPFL Santa Cruz	140,520	-	22,219	(14,900)	-	-	147,839
CPFL Leste Paulista	52,853	-	8,709	(6,837)	-	-	54,725
CPFL Sul Paulista	58,895	-	9,852	(8,058)	-	-	60,689
CPFL Jaguari	30,255	-	3,871	(2,186)	-	-	31,940
CPFL Mococa	33,824	-	6,157	(4,986)	-	-	34,996
RGE	1,614,320	-	91,850	(23,525)	-	-	1,682,646
CPFL Geração	2,158,384	-	402,672	(186,947)	-	-	2,374,109
CPFL Jaguari Geração	45,099	-	9,209	(9,395)	-	-	44,913
CPFL Brasil	109,054	-	48,853	(81,802)	-	(4,911)	71,194
CPFL Planalto	2,101	-	2,735	(1,471)	-	-	3,365
CPFL Serviços	97,968	76,000	(11,683)	-	(56,000)	-	106,285
CPFL Atende	17,150	-	4,940	(3,888)	-	-	18,202
Nect	10,295	-	12,804	(7,824)	-	-	15,275
CPFL Total	27,570	-	15,195	(17,810)	-	-	24,955
CPFL Jaguariuna	1,256,161	1,299,520	(4,507)	-	(1,299,520)	4,911	1,256,564
CPFL Telecom	(19,302)	31,000	(13,844)	-	45	-	(2,100)
CPFL Centrais Geradoras	15,459	-	831	-	-	-	16,290
CPFL Eficiência	61,543	-	(1,199)	(3,708)	-	-	56,635
AUTHI	16,810	-	17,692	(14,200)	-	-	20,302
	7,148,112	1,406,520	832,522	(430,321)	(1,355,475)	-	7,601,358

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

Investments in joint ventures	September 30, 2017	December 31, 2016	Nine months 2017	Nine months 2016
	Share of equity		Share of profit (loss)

Baesa	188,189	175,914	12,275	8,371
Enercan	186,562	562,701	88,825	84,074
Chapecoense	430,485	537,170	94,282	64,972
EPASA	226,424	206,749	57,762	43,962
Fair value adjustments of assets, net	10,785	11,219	(435)	(435)
	1,042,445	1,493,753	252,709	200,944

12.2    Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the consolidated interim financial information, these amounts are classified as Intangible Assets (note 14).

12.3    Dividends and interest on capital receivable

At September 30, 2017 and December 31, 2016, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

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	Parent company
	Dividends		Interest on capital		Total
Subsidiary	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
CPFL Piratininga	52,722	72,080	-	-	52,722	72,080
CPFL Santa Cruz	-	-	5,503	-	5,503	-
CPFL Leste Paulista	-	-	2,030	-	2,030	-
CPFL Sul Paulista	14,034	8,641	4,251	1,986	18,285	10,627
CPFL Jaguari	8,301	6,115	-	-	8,301	6,115
CPFL Mococa	2,583	-	2,176	-	4,759	-
RGE	23,525	24,672	-	-	23,525	24,672
CPFL Geração	-	396,086	-	-	-	396,086
CPFL Jaguari Geração	-	1,664	-	-	-	1,664
CPFL Brasil	72,025	86,020	2,361	1,650	74,385	87,671
CPFL Atende	-	1,953	620	554	620	2,507
Nect	3,324	5,600	-	-	3,324	5,600
CPFL Eficiência	12,195	9,565	17,404	16,325	29,599	25,891
Authi	-	10,064	-	-	-	10,064
	188,707	622,463	34,345	20,516	223,052	642,978

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 106,237 at September 30, 2017 (R$ 73,328 at December 31, 2016) related basically to joint ventures.

12.4    Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2016	263,719	2,060,963	77,966	2,402,648
Equity interest and voting capital	35.00%	48.40%	40.07%

Equity attributable to noncontrolling interests	29,882	(12,130)	6,566	24,318
Dividends	-	(8,722)	(8,766)	(17,489)
Capital increase	-	13	-	13
Other movements	-	-	(66)	(66)
At September 30, 2017	293,601	2,040,123	75,701	2,409,425
Equity Interests and voting capital	35.00%	48.40%	40.07%

12.4.2    Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at September 30, 2017 and December 31, 2016 and the nine months periods ended September 30, 2017 and 2016 is as follows:

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	September 30, 2017			December 31, 2016
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	375,173	1,580,011	32,349	288,538	1,398,797	39,429
Cash and cash equivalents	325,686	945,248	14,694	238,241	908,982	24,688
Noncurrent assets	890,159	11,256,360	121,255	927,948	11,066,086	122,991

Current liabilities	133,199	1,901,163	38,775	121,646	1,313,466	10,799
Borrowings and debentures	59,641	1,203,215	35,153	60,162	889,981	324
Other financial liabilities	27,255	207,037	551	20,800	85,523	1,056
Noncurrent liabilities	293,273	6,537,707	255	341,356	6,713,610	36,404
Borrowings and debentures	211,120	5,373,901	-	254,732	5,517,890	36,167
Other financial liabilities	82,153	-	-	86,624	633	-
Equity	838,861	4,397,501	114,575	753,484	4,437,807	115,217
Equity attributable to owners of the Company	838,861	4,286,866	114,575	753,484	4,324,589	115,217
Equity attributable to noncontrolling interests	-	110,635	-	-	113,218	-

	Nine months 2017			Nine months 2016
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	237,675	1,367,919	29,669	223,603	1,144,731	22,840
Operational costs and expenses	(71,132)	(500,660)	(11,420)	(43,106)	(421,107)	(20,958)
Depreciation and amortization	(33,873)	(461,530)	(3)	(33,995)	(406,679)	(2)
Interest income	24,407	99,623	1,750	20,459	81,576	2,071
Interest expense	(26,901)	(432,402)	(1,003)	(27,936)	(435,558)	(1,093)
Income tax expense	(43,547)	(50,044)	(1,639)	(44,732)	(39,837)	254
Profit (loss) for the year	85,376	(31,597)	16,387	86,558	(117,461)	6,112
Attributable to owners of the Company	85,376	(37,723)	16,387	86,558	(123,705)	6,112
Attributable to noncontrolling interests	-	6,126	-	-	6,244	-

12.4.3    Joint ventures

The summarized financial information on joint ventures at September 30, 2017 and December 31, 2016 and the nine months periods ended September 30, 2017 and 2016 is as follows:

	September 30, 2017				December 31, 2016
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	275,965	100,281	340,463	312,585	405,874	54,703	577,296	257,082
Cash and cash equivalents	151,054	10,762	125,428	21,695	288,956	18,946	280,083	85,709
Noncurrent assets	1,131,530	1,071,461	2,777,283	537,040	1,174,869	1,117,120	2,892,371	562,462

Current liabilities	434,581	134,969	356,335	182,733	196,760	116,192	391,402	172,401
Borrowings and debentures	127,943	82,363	142,894	34,222	87,560	87,032	137,753	35,555
Other financial liabilities	5,140	21,884	75,885	103,522	7,848	24,119	78,372	62,762
Noncurrent liabilities	590,011	284,196	1,917,323	242,427	229,085	352,142	2,024,989	259,559
Borrowings and debentures	510,753	1,936	1,198,154	194,877	153,020	63,196	1,292,239	218,891
Other financial liabilities	25,115	265,501	715,946	18,816	26,254	276,600	730,494	28,686
Equity	382,902	752,578	844,089	424,465	1,154,897	703,489	1,053,275	387,584

	Nine months 2017				Nine months 2016
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	434,341	242,186	614,430	531,187	419,061	181,441	579,724	367,658
Operational costs and expenses	(133,737)	(114,797)	(122,190)	(358,318)	(103,861)	(50,212)	(118,546)	(220,713)
Depreciation and amortization	(39,580)	(37,994)	(95,131)	(24,426)	(40,349)	(38,776)	(96,030)	(24,554)
Interest income	32,116	4,067	21,012	5,176	22,477	7,695	24,695	8,460
Interest expense	(16,413)	(11,118)	(87,137)	(14,711)	(27,360)	(16,233)	(94,599)	(17,815)
Income tax and social contribution expenses	(94,230)	(26,925)	(100,714)	(24,625)	(88,951)	(17,387)	(64,447)	(21,081)
Profit (loss) for the period	182,306	49,089	184,866	108,282	172,554	33,478	127,396	82,418
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of the BNDES.

12.4.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028 (information on energy capacity measurements not reviewed by the independent auditors).

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12.5     Business combination - Acquisition of AES Sul Distribuidora Gaúcha de Energia S.A.  (“AES Sul”)

On June 16, 2016, the Company disclosed in a Material Fact that it had entered into an agreement for the acquisition of 100% of the shares of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), currently RGE Sul, through its wholly-owned subsidiary CPFL Jaguariúna Participações Ltda., shares until then held by AES Guaíba II Empreendimentos Ltda. (“seller”), indirect wholly-owned subsidiary of The AES Corporation.

On August 5, 2016, the transaction was approved by CADE (Brazilian antitrust agency) and, on September 9, 2016, authorized by ANEEL (Brazilian Electricity Regulatory Agency).

The acquisition was completed on October 31, 2016 (“acquisition date”), after all the conditions precedent of the transaction were met, date in which the control of RGE Sul was taken over by CPFL Jaguariúna, the ownership of the shares was transferred and the payment was made.  This acquisition resulted in a business combination in accordance with CPC 15 (R1) – “Combinação de Negócios” and IFRS 3 (R) – Business Combination since CPFL Jaguariúna started holding the control of RGE Sul.

The consideration initially transferred was R$ 1,698,455, paid in cash, in a lump sum, at the acquisition date. This consideration was subsequently adjusted for changes in working capital and net debt of RGE Sul, occurred in the period between December 31, 2015 and the acquisition date, as per the amendment to the agreement. The final value of the consideration, considering the price adjustment, was R$1,591,839.

RGE Sul is a publicly traded company engaged in providing public electricity distribution services in any forms, and these activities are regulated by ANEEL, linked to the Ministry of Mines and Energy. Additionally, RGE Sul is authorized to participate in programs that aim at other forms of energy, technologies and services, including operation of activities derived directly or indirectly from the use of assets, rights and technologies owned by it.

Its administrative headquarters are located at Avenida São Borja, 2801, Bairro Fazenda São Borja, São Leopoldo, State of Rio Grande do Sul.

RGE Sul holds the concession for operation of its activities for a thirty-year period, up to November 5, 2027, its concession area comprises 118 municipalities of the State of Rio Grande do Sul, located between the metropolitan region of Porto Alegre and the borders with Uruguay and Argentina, serving approximately 1.3 million consumers (information not reviewed by the independent auditors).

The acquisition of RGE Sul is in line with the Company’s growth strategy, especially in the distribution segment, with potential gains of scale for its operations. The Company also expects to obtain important synergies relating to the concession area of RGE Sul since another important distributor of the Group (RGE) holds concession in the state of Rio Grande do Sul.

Additional information to the acquisition of RGE Sul

a)     Consideration

RGE Sul
Consideration paid, net	October 31, 2016
Consideration directly transferred to prior shareholders	1,698,455
Reimbursements due to adjustments related to agreement clauses	(106,616)
1,591,839

b)    Assets acquired and liabilities assumed at the acquisition date

The total amount paid on the transaction was allocated at the acquisition date to the assets acquired and liabilities assumed at fair values, including intangible assets relating to the concession right. Accordingly, as the total amount paid was allocated to assets identified and liabilities assumed, no residual value was allocated as goodwill on this transaction.

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The allocation of the amount paid for assets and liabilities acquired was made with amounts provisionally calculated for the financial statements as at December 31, 2016, based on analyses conducted by Management itself at the time these financial statements were prepared. The final fair values presented were pending confirmation until the completion of the economic and financial appraisal report prepared by independent appraiser, completed on October 30, 2017.

As a consequence, certain reclassifications were made to the amounts as at December 31, 2016, relating to the (i) decrease in the fair value of the concession infrastructure’s intangible asset; (ii) completion of the fair value allocation and alignment of the criteria on the provision for tax, civil and labor risks; (iii) increase in the amount of trade receivables; (iv) decrease in the concession’s financial asset; (v) decrease in the intangible asset relating to the operation right, as a consequence of the revision of the assumptions used to determine the value of tangible and intangible assets; and (vi) recording of deferred income tax and social contribution balances on certain adjustments. These reclassifications are within the measurement period, pursuant to CPC 15 / IFRS 3, and were considered immaterial for purposes of restatement of the 2016 financial statements.

The allocation of the purchase price paid to the fair values of the assets and liabilities acquired is as follows:

	October 31, 2016	October 31, 2016
	Consolidated	Consolidated
	(preliminary)	(final)
Current assets
Cash and cash equivalents	95,164	95,164
Consumers, concessionaries and licensees	580,945	580,945
Other current assets	89,548	89,548

Noncurrent assets
Consumers, concessionaries and licensees	54,111	79,501
Deferred tax assets	204,176	310,741
Concession financial asset	876,281	863,943
Intangible assets - Distribution infrastructure	1,456,472	1,444,401
Intangible acquired in this business combination	413,796	398,739
Other noncurrent assets	147,784	155,508

Current liabilities
Trade payables	(479,031)	(479,031)
Debentures and borrowings	(24,672)	(24,672)
Taxes, fees and contributions	(65,198)	(65,198)
Sector financial liability	(29,246)	(29,246)
Regulatory charges	(60,787)	(60,787)
Other current liabilities	(114,552)	(114,552)

Noncurrent liabilities
Debentures and borrowings	(1,131,949)	(1,131,949)
Sector financial liability	(64,939)	(64,939)
Provision for tax, civil and labor risks	(223,383)	(323,595)
Other noncurrent liabilities	(132,682)	(132,682)
Net assets acquired	1,591,839	1,591,839

Goodwill arising on acquisition

Consideration paid, net	1,591,839
(+) Non controlling shareholders interest	-
(-) Fair value of identifiable net assets acquired	1,591,839
Goodwill	-

The fair values presented above were finalized are in accordance with the economic and financial appraisal report prepared by the independent expert.

The fair values of the concession’s financial asset and the distribution infrastructure’s intangible asset were calculated based on the independent appraiser’s report, considering the same assumptions adopted at the time of preparation of the report for Periodic Tariff Review purposes (Regulatory Remuneration Basis - “BRR”).

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c) Contingent consideration

The share purchase agreement does not contain any clauses relating to the contingent consideration to be paid to the seller.

d) Indemnification assets

The agreement for purchase of 100% of the shares of RGE Sul establishes that CPFL Jaguariúna may be indemnified, up to the limit of 15% of the total amount paid, if any losses are incurred in the future, contingent upon the compliance with specific clauses, derived from matters originated in the seller or in any of its subsidiaries established in the share purchase agreement. There are also specific clauses for two lawsuits (regulatory and environmental) in which the seller undertakes to indemnify fully CPFL Jaguariúna in the event of cash outflows relating to these lawsuits, and CPFL Jaguariúna undertakes to pass on to the seller any cash flows relating to these lawsuits that may be received in the future, in order to neutralize any effect on these two matters in particular.

The recognized final fair value of the indemnification asset is R$ 41,974, relating to the environmental lawsuit (see item “e” below). This indemnification asset was recognized in the same amount of the fair value attributed to this contingent liability.

No indemnification asset was recognized for the regulatory lawsuit for which there is a specific indemnification clause since no contingent liability relating to this lawsuit was recognized at the acquisition date.

e) Contingent liabilities recognized

We present below the final contingent liabilities recognized in the amount of R$150,065:

RGE Sul
October 31, 2016
Labor lawsuits (i)	11,429
Civil lawsuits (i)	83,575
Regulatory lawsuits (i)	5,850
Environmental lawsuits (ii)	41,974
Tax lawsuits (i)	7,236
150,065
Provisions recognized in the subsidiary	173,530
Provisions for tax, civil and labor risks	323,595

i.    These amounts represent the fair values of the labor, civil, regulatory and tax lawsuits for which the likelihood of loss attributed at the acquisition date is “possible” or “remote”. Considering that the settlement of these lawsuits depends on third parties, either at the judicial or administrative level, it is not possible to estimate a schedule for the occurrence of any cash outflows associated with these contingent liabilities. No indemnification asset was recognized for these contingent liabilities.

ii.   Refers to the fair value attributed to a class action lawsuit for which the likelihood of loss attributed by Management, together with its legal counsel, is “possible” at the acquisition date. This class action lawsuit seeks compensation for environmental damages occurred in a woodworking and pole manufacture unit that was operated, between 1997 and 2005, by RGE Sul together with its associate at that time AES Florestal. Until 1997, this unit was operated by the former concessionaire, Companhia Estadual de Energia Elétrica (CEEE). An indemnification asset in the same amount was recognized at the acquisition date.

f) Receivables acquired

The fair value of the receivables acquired is R$ 660,446. The gross contractual amount of the receivables is R$ 703,672 and based on the independent expert best estimates R$ 43,226 are not expected to be received and represent therefore the portion that is expected to represent an impairment loss.

g) Net cash outflow on the acquisition

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Consideration paid, net	1,591,839
(-) Cash and cash equivalent balances acquired	(95,164)
Cash and cash equivalents transferred, net	1,496,675

h) Financial information on the acquiree

i.              On the net operating revenue and profit of the subsidiary acquired included in the consolidated financial statements in 2017:

Considering that the acquisition date was October 31, 2016, the consolidated interim financial information as at September 30, 2017 comprises fully the revenue and the result of RGE Sul for the period. In 2016, there is no amount recognized in the consolidated interim financial information relating to the activities of RGE Sul.

ii.            Consolidated financial information on the net operating revenue and profit for 2016 had the acquisition ocurred on January 1, 2016:

	Operational revenue, net	Profit or loss, net
	Jan. to Sep. 2016	Jan. to Sep. 2016
CPFL Energia consolidated	13,600,307	741,854
Pro-forma adjustments (*)	2,110,992	(51,036)
Total	15,711,299	690,818

(*) The pro forma adjustments in the net operating revenue consider the addition of the subsidiary’s net operating revenue for the period in which it was not a subsidiary and, consequently, was not consolidated by the Company. The pro forma adjustments to profit for the period consider: (i) addition of the subsidiary’s result for the period in which it was not consolidated by the Company; (ii) inclusion of the amortization of the intangible asset acquired on the business combination and the amortization of the fair value of the distribution infrastructure’s intangible asset, had the acquisition occurred on January 1, 2016.

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(13)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2016	176,145	1,394,162	1,153,220	6,655,391	76,217	7,562	250,302	9,712,998
Historical cost	206,330	2,060,191	1,652,934	9,066,408	106,920	21,507	250,302	13,364,592
Accumulated depreciation	(30,185)	(666,028)	(499,714)	(2,411,017)	(30,704)	(13,945)	-	(3,651,594)

Additions	-	-	-	722	-	-	637,084	637,806
Disposals	(22)	-	-	(16,104)	(915)	(44)	(5,878)	(22,963)
Transfers	2,905	361	107,367	568,029	17,585	645	(696,892)	-
Transfers from/to other assets - cost	-	9,039	(808)	(66,973)	(139)	28	11,067	(47,786)
Depreciation	(6,060)	(59,464)	(49,775)	(317,732)	(12,659)	(1,093)	-	(446,783)
Write-off of depreciation	2	-	-	3,631	512	-	-	4,145
Transfers from/to other assets - depreciation	6	(4,047)	1,466	11,067	1	36	-	8,529
Business combination	-	-	-	-	(4,800)	-	-	(4,800)

At September 30, 2017	172,976	1,340,050	1,211,470	6,838,031	75,803	7,136	195,683	9,841,148
Historical cost	209,213	2,069,589	1,759,493	9,552,014	118,146	22,137	195,683	13,926,275
Accumulated depreciation	(36,237)	(729,539)	(548,023)	(2,713,983)	(42,344)	(15,000)	-	(4,085,127)

Average depreciation rate	3.86%	3.85%	3.81%	4.46%	13.06%	8.78%

The balance of construction in progress, in the consolidated balances, refers mainly to works in progress of operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 152,027 at September 30, 2017 (R$ 182,181 at December 31, 2016).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated balances, in the nine months period ended September 30, 2017, R$ 27,755 were capitalized at the rate of 9.99% p.a. (R$ 43,568, at the rate of 11.53% p.a., in the nine months period ended September 30, 2016) (note 28).

In the consolidated balances, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization” (note 26).

The balances disclosed in the "Business Combinations" line refer to the complementary amounts related to the acquisition of RGE Sul, which final recognition occurred on September 30, 2017, according to note 12.5.

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(14)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities	Other intangible assets	Total
At December 31, 2016	6,115	4,466,516	5,550,502	666,008	27,324	59,147	10,775,613
Historical cost	6,152	7,602,941	11,987,109	666,008	35,840	183,138	20,481,188
Accumulated Amortization	(37)	(3,136,425)	(6,436,607)	-	(8,516)	(123,990)	(9,705,576)

Additions	-	-	-	1,275,607	-	4,965	1,280,572
Amortization	-	(215,526)	(475,411)	-	(1,065)	(7,229)	(699,230)
Transfer - intangible assets	-	-	684,011	(684,011)	-	-	-
Transfer - financial asset	-	-	(5,071)	(804,873)	-	-	(809,944)
Disposal and transfer - other assets	-	-	(71,142)	48,060	-	1,558	(21,525)
Write-off of assets	-	(16,245)	-	-	-	-	(16,245)
Business combination	-	(15,057)	(7,108)	-	-	-	(22,165)

At September 30, 2017	6,115	4,219,689	5,675,782	500,791	26,259	58,441	10,487,077
Historical cost	6,152	7,571,639	12,455,595	500,791	35,840	189,123	20,759,140
Accumulated Amortization	(37)	(3,351,951)	(6,779,813)	-	(9,581)	(130,681)	(10,272,063)

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the consolidated, for the nine months period ended September 30, 2017, R$ 14,460 were capitalized at a rate of 8.27% p.a. (R$ 8,864 at a rate of 7.59% p.a. n the nine months period ended September 30, 2016).

In the consolidated, the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 26).

The balances disclosed in the "Business Combinations" line refer to the complementary amounts related to the acquisition of RGE Sul, which final recognition occurred on September 30, 2017, according to note 12.5.

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

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	Consolidated
	September 30, 2017			December 31, 2016	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2017	2016
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(204,507)	100,355	107,843	3.28%	3.28%
CPFL Piratininga	39,065	(24,717)	14,348	15,319	3.31%	3.31%
RGE	3,150	(1,793)	1,357	1,457	4.24%	4.24%
CPFL Geração	54,555	(35,027)	19,528	20,912	3.38%	3.38%
CPFL Jaguari Geração	7,896	(3,784)	4,112	4,314	3.41%	3.41%
	409,527	(269,828)	139,699	149,845

Subsidiaries
CPFL Renováveis	3,700,848	(838,371)	2,862,477	2,995,028	4.78%	5.39%
RGE Sul	85,999	(7,168)	78,831	99,524	9.09%	9.09%
RGE	618	(178)	440	473	7.06%	7.06%
	3,787,465	(845,717)	2,941,748	3,095,025

Subtotal	4,196,992	(1,115,545)	3,081,446	3,244,869

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(880,062)	240,204	257,924	2.11%	2.11%
RGE Sul	312,741	(26,080)	286,661	307,982	9.09%	9.09%
CPFL Geração	426,450	(320,972)	105,478	112,953	2.34%	2.34%

Subtotal	1,859,457	(1,227,114)	632,343	678,859

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(746,614)	327,412	351,565	3.00%	3.00%
CPFL Piratininga	115,762	(73,243)	42,518	45,395	3.31%	3.31%
RGE	310,128	(181,172)	128,956	138,469	4.09%	4.09%
CPFL Jaguari Geração	15,275	(8,262)	7,013	7,358	3.01%	3.01%
Subtotal	1,515,190	(1,009,292)	505,899	542,787

Total	7,571,639	(3,351,951)	4,219,689	4,466,516

(15)   TRADE PAYABLES

	Consolidated
	September 30, 2017	December 31, 2016
Current
System service charges	73	59,935
Energy purchased	3,318,251	1,868,950
Electricity network usage charges	218,283	121,884
Materials and services	468,960	545,468
Free energy	142,493	131,893
Total	4,148,059	2,728,130

Noncurrent
Energy purchased	126,394	129,148
Materials and services	-	633
Total	126,394	129,781

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(16)   BORROWINGS

	Consolidated				Consolidated
	September 30, 2017				December 31, 2016
	Current	Noncurrent	Noncurrent	Total	Current	Noncurrent	Current	Noncurrent	Total
	Interest		Principal		Interest		Principal
Measured at cost
Local currency
Investment	16,427	745,081	4,330,205	5,091,713	17,827	842,015	-	4,606,227	5,466,069
Rental assets	13	1,178	3,091	4,283	38	1,034	-	3,955	5,028
Financial Institutions	190,246	632,249	1,002,656	1,825,152	89,387	255,355	144,709	1,517,251	2,006,702
Others	38	22,826	30,990	53,854	50	59,756	-	42,370	102,176
Total at cost	206,724	1,401,335	5,366,943	6,975,002	107,303	1,158,159	144,709	6,169,803	7,579,974

Measured at fair value
Foreign currency
Financial Institutions	16,509	2,143,305	2,646,635	4,806,449	22,062	595,101	-	4,922,463	5,539,626
Mark to market	-	4,235	19,727	23,963	-	(1,764)	-	(35,651)	(37,415)
Total at fair value	16,509	2,147,540	2,666,363	4,830,412	22,062	593,337	-	4,886,812	5,502,211

Borrowing costs (*)	-	(4,814)	(27,047)	(31,861)	-	(5,213)	-	(32,930)	(38,143)

Total	223,233	3,544,062	8,006,258	11,773,552	129,364	1,746,284	144,709	11,023,685	13,044,041

58 of 92

(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

	Consolidated
Measured at amortized cost	September 30, 2017	December 31, 2016	Annual interest	Amortization	Collateral
Local currency
Investment
CPFL Paulista
FINEM V	11,501	37,078	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	2,328	3,638	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM V	25,167	30,835	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	113,403	149,984	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	7,777	8,907	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	142,681	163,404	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	51,810	57,798	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	68,023	73,435	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	114,602	132,622	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	19,015	25,356	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	6,195	19,970	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM IV	751	1,173	Fixed rate 8% (c)	90 monthly installments from August 2011	CPFL Energia guarantee and receivables
FINEM IV	13,088	16,035	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM V	33,145	43,836	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM V	2,043	2,339	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM V	35,507	40,664	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VI	38,553	41,620	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	56,840	65,778	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VI	25,277	28,198	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	9,016	12,023	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE Sul
Finep	4,723	7,757	Fixed rate 5%	81 monthly installments from September 2013	Bank guarantee
Finep	6,054	7,562	TJLP	73 monthly installments from May 2016	Bank guarantee
RGE
FINEM V	6,962	22,444	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	CPFL Energia guarantee and receivables
FINEM V	9,654	11,828	Fixed rate 5.5% (b)	96 monthly installments from February 2013	CPFL Energia guarantee and receivables
FINEM VI	60,584	80,126	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	CPFL Energia guarantee and receivables
FINEM VI	823	942	Fixed rate 2.5% (a)	114 monthly installments from June 2013	CPFL Energia guarantee and receivables
FINEM VI	52,465	60,085	Fixed rate 2.5% (a)	96 monthly installments from December 2014	CPFL Energia guarantee and receivables
FINEM VII	35,356	39,442	Fixed rate 6% (b)	96 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	60,451	65,261	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINEM VII	70,334	81,394	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	CPFL Energia guarantee and receivables
FINAME	4,525	6,033	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	123	168	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	476	579	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
CPFL Santa Cruz
FINEM	8,183	9,094	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	3,009	3,381	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	5,033	6,062	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	1,775	-	TJLP + 3.29%	36 monthly installments from April 2019	CPFL Energia guarantee
FINAME	5	-	SELIC + 3.63%	36 monthly installments from April 2019	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	3,057	3,397	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,103	1,239	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,847	2,224	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	1,319	-	TJLP + 3.29%	36 monthly installments from December 2018	CPFL Energia guarantee
FINAME	7	-	SELIC + 3.63%	36 monthly installments from December 2018	CPFL Energia guarantee
FINAME	58	-	TJLP + 3.39%	120 monthly installments from June 2019	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	2,171	2,412	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,541	1,731	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	2,592	3,122	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	2,609	-	TJLP + 3.29%	36 monthly installments from February 2019	CPFL Energia guarantee
CPFL Jaguari
CCB - Santander	1,272	1,464	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	480	572	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	2,180	2,422	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,145	1,287	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	1,927	2,321	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	381	-	TJLP + 3.29%	36 monthly installments from February 2019	CPFL Energia guarantee
FINAME	16	-	TJLP + 3.39%	120 monthly installments from July 2019	CPFL Energia guarantee
CPFL Mococa
CCB - Santander	1,636	1,883	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	617	736	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	1,222	1,413	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
CCB - Santander	3,657	4,081	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
FINAME	106	-	TJLP + 3.29%	36 monthly installments from April 2019	CPFL Energia guarantee
FINAME	41	-	TJLP + 3.39%	120 monthly installments from May 2019	CPFL Energia guarantee
CPFL Serviços
FINAME	1,139	1,297	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	268	313	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	521	668	Fixed rate 7.7% to 10%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	9,973	11,292	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	37	47	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	1,941	2,249	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	91	101	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,221	5,768	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	576	762	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	3,262	3,870	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,354	1,589	Fixed rate 6% to 10% (e)	66 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,568	5,832	TJLP + 3.50% (e)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,265	2,511	SELIC + 3.86% to 3.90% (k)	48 monthly installments from July 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,314	-	SELIC + 3.86%	48 monthly installments from August 2019	CPFL Energia guarantee and liens on equipment
FINAME	1,259	1,147	SELIC + 3.74% (d)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
FINAME	578	495	TJLP + 3.40% (h)	36 monthly installments from November 2018	CPFL Energia guarantee and liens on equipment
FINAME	2,531	-	SELIC + 3.58% to 3.72%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
FINAME	8,774	-	TJLP + 3.25% to 3.38%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment

59 of 92

(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

CPFL Transmissão Piracicaba
FINAME	14,923	16,871	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CPFL Telecom
FINAME	-	7,448	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	-	7,849	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	-	21,342	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	-	470	TJLP (l)	60 monthly installments from December 2016	CPFL Energia guarantee
CERAN
BNDES	230,630	266,484	TJLP + 3.69 to 5%	208 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenues
BNDES	40,132	48,409	UMBNDES + 5% (1)	208 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenues
CPFL Renováveis
FINEM I	239,868	262,224	TJLP + 1.95%	168 monthly installments from October 2009	(i) Liens of equipment; (ii) Pledge of receivables; (iii) Pledge of shares of SPE and PCH Holding; (iv) Pledge of rights authorized by ANEEL
FINEM II	19,774	22,210	TJLP + 1.90%.	144 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia S.A. and Bioenergia S.A.
FINEM III	469,557	495,912	TJLP + 1.72%	192 monthly installments from May 2013	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Guarantee of CPFL Energia and State Grid.
FINEM V	72,230	80,362	TJLP + 2.8% and 3.4%	143 monthly installments from December 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL-R.
FINEM VI	70,915	74,737	TJLP + 2.05%	173 to 192 monthly installments from October 2013 and April 2015	(i) Liens of receivables; (ii) Pledge of shares of SPE; (iii) Pledge of rights authorized by ANEEL; (iv) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM VII	124,093	138,474	TJLP + 1.92%	156 monthly installments from October 2010	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM IX	19,685	25,195	TJLP + 2.15%	120 monthly installments from May 2010

(i)    Mortgage of rural property;
(ii)   Liens of equipment;
(iii)  Liens of receivables;
(iv)  Pledge of shares of SPE;
(v)   Pledge of rights authorized by ANEEL;
(vi)  Guarantee of CPFL-R, CPFL Energia and State Grid.

FINEM X	-	230	TJLP	84 monthly installments from October 2010	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM XI	97,709	105,670	TJLP + 1.87% to 1.9%	108 to 168 monthly installments from January 2012 and January 2013	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia.
FINEM XII	302,828	317,289	TJLP + 2.18%	192 monthly installments from July 2014

(i)    Liens of equipment;
(ii)   Liens of receivables;
(iii)  Pledge of receivables of operation contracts;
(iv)  Pledge of shares of SPE and Eolica Holding;
(v)   Pledge of rights authorized by ANEEL;
(vi)  Guarantee of CPFL Renováveis, Eólica Holding S.A, CPFL Energia and State Grid.

FINEM XIII	303,456	318,257	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014

(i)   Pledge of equipment;
(ii)   Liens of receivables;
(iii)  Pledge of receivables of operation contracts;
(iv)  Pledge of shares of SPE;
(v)   Pledge of rights authorized by ANEEL;
(vi)  Guarantee of CPFL Renováveis, CPFL Energia and State Grid.

FINEM XV	24,223	27,305	TJLP + 3.44%	139 monthly installments from September 2011	(i) Pledge of shares of SPE; (ii) Pledge of rights authorized by ANEEL; (iii) Liens of receivables; (iv) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XVI	4,857	6,418	Fixed rate 5.50%	101 monthly installments from September 2011	(i) Pledge of shares of SPE; (ii) Pledge of rights authorized by ANEEL; (iii) Liens of receivables; (iv) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XVII	436,542	460,426	TJLP + 2.18%	192 monthly installments from January 2013

(i)    Liens of equipment;
(ii)   Liens of receivables;
(iii)  Pledge of receivables of operation contracts;
(iv)  Pledge of shares of SPE and DESA Eolicas SA;
(v)   Pledge of rights authorized by ANEEL;
(vi)  Guarantee letter.

FINEM XVIII	10,222	13,763	Fixed rate 4.5%	102 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia S.A. and Bioenergia S.A.
FINEM XIX	28,080	29,559	TJLP + 2.02%	192 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XX	39,066	44,650	Fixed rate 2.5%	108 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XXI	38,266	40,281	TJLP + 2.02%	192 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XXII	34,369	39,281	Fixed rate 2.5%	108 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XXIII	1,297	1,729	Fixed rate 4.5%	102 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM XXIV	89,355	109,580	Fixed rate 5.5%	102 to 108 monthly installments from January 2012	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia and State Grid.
FINEM XXV	83,952	87,492	TJLP + 2.18%	192 monthly installments from July 2016

(i)    Pledge of equipment;
(ii)   Liens of receivables;
(iii)  Pledge of receivables of operation contracts;
(iv)  Pledge of shares of SPE;
(v)   Pledge of rights authorized by ANEEL;
(vi)  Guarantee of CPFL Renováveis, CPFL Energia and State Grid.

FINEM XXVI	690,014	525,011	TJLP + 2.75%	192 monthly installments from July 2017	(i) Pledge of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE and T-16; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XXVII	68,774	70,532	TJLP + 2,02%	162 monthly installments from November 2016	(i) Pledge of shares of SPE; (ii) Liens of receivables; (iii) Fiduciary Assignment of emerging rights authorized by ANEEL; (iv) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINAME I	2,505	2,857	Fixed rate 2.5%	96 monthly installments from February 2015	(i) Liens of equipment; (ii) Guarantee of CPFL Renováveis.

60 of 92

(Free Translation of the original in Portuguese)
Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

FINEP I	1,025	1,397	Fixed rate 3.5%	61 monthly installments from October 2014	Guarantee letter.
FINEP II	10,144	10,445	TJLP - 1.0%	85 monthly installments from June 2017	Guarantee letter.
FINEP III	4,375	5,232	Fixed rate 8%	73 monthly installments from July 2015	Guarantee letter.
BNB I	95,111	100,323	Fixed rate 9.5% to 10% and compliance bonus of 15%	168 monthly installments from January 2009	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of SIIF Energies do Brasil.
BNB II	153,125	158,364	Fixed rate 10% and compliance bonus of 15% to 25%	222 monthly installments from May 2010

(i)    Liens of equipment;
(ii)   Liens of receivables;
(iii)  Pledge of shares of SPE;
(iv)  Pledge of rights authorized by ANEEL;
(v)   Pledge of receivables of operation contracts;
(vi)  Guarantee of BVP S.A.;
(vii) Guarantee letter.

BNB III	27,610	29,020	Fixed rate 9.5% and compliance bonus of 25%	228 monthly installments from July 2009	(i) Liens of equipment; (ii) Pledge of shares of SPE; (iii) Pledge of rights authorized by ANEEL; (iv) Liens of receivables; (v) Guarantee of CPFL Renováveis.
NIB	59,096	67,872	IGPM + 8.63%	50 quarterly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.

Rental assets
CPFL Eficiência
FINAME	2,441	2,923	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	86	99	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	187	234	TJLP + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	187	219	SELIC + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	109	121	Fixed rate 9.5%	48 monthly installments from October 2016	CPFL Energia guarantee
FINAME	556	678	Fixed rate 9.5% (e)	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	717	753	TJLP + 3.50% (e)	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
Financial institutions
CPFL Paulista
Banco do Brasil - Working capital	309,432	380,403	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	-	66,951	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	40,845	50,213	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	6,578	6,925	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	4,449	5,405	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	19,481	20,955	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	14,873	15,658	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	5,070	6,993	CDI + 1.33% (f)	12 semiannual installments from January 2016	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	25,992	31,954	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	6,496	7,888	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	5,533	6,784	CDI + 1.27% (g)	Semiannual installments from February 2017	CPFL Energia guarantee
CPFL Jaguari
Banco do Brasil - Working capital	3,589	4,413	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	9,302	10,726	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	10,502	11,297	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	23,517	28,911	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	3,019	3,481	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	12,630	13,296	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	2,511	3,473	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
Promissory note	46,095	-	104% of CDI	1 installment in June 2018	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	618,361	641,316	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Telecom
Banco IBM - Working capital	-	31,449	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee
CPFL Transmissão Morro Agudo
Santander	-	5,031	CDI + 1.60% (k)	1 installment in March 2017	CPFL Energia guarantee
CPFL Renováveis
Bradesco	210,312	250,363	CDI + 0.5%	8 annual installments from June 2013	No collateral
Safra	193,710	208,547	105% of CDI	14 semiannual installments from August 2016	No collateral
CCB - BBM	45,532	44,171	CDI+3.40%	1 installment in March 2018	No collateral
CCB - ABC	45,712	44,217	CDI+3.80%	1 installment in December 2017	No collateral
Promissory note - ABC	99,338	105,883	CDI+3.80%	4 semiannual installments from February 2017	No collateral
Promissory note - BBM	62,272	-	CDI+1.39%	1 installment in June 2018	CPFL Renováveis guarantee

Others
Eletrobrás
CPFL Paulista	2,547	2,960	RGR + 6% to 6.5%	120 monthly installments from January 2013	Receivables and promissory notes
RGE	4,454	5,851	RGR + 6%	120 monthly installments from May 2008	Receivables and promissory notes
RGE Sul	20,691	25,946	RGR + 6%	120 monthly installments from July 2007	Receivables and promissory notes
CPFL Santa Cruz	230	508	RGR + 6%	120 monthly installments from May 2008	Receivables and promissory notes
CPFL Leste Paulista	176	338	RGR + 6%	120 monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	123	303	RGR + 6%	120 monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	-	9	RGR + 6%	120 monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	82	122	RGR + 6%	120 monthly installments from January 2008	Receivables and promissory notes
Others	25,550	66,141
Subtotal local currency	6,975,002	7,579,974

Foreign currency
Measured at fair value
Financial institutions
CPFL Paulista
Bank of America Merrill Lynch	320,566	327,503	US$+Libor 3 months+1.35% (2) (f)	1 installment in October 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	143,479	146,703	US$+Libor 3 months+1.70% (3)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	159,744	163,279	US$ + Libor 3 months + 0.88% (2) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	119,650	163,106	US$+Libor 3 months+0.80% (2) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	75,345	68,663	Euro + 1.6350% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
HSBC	276,794	282,808	US$ + Libor 3 months + 1.30% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	130,522	US$ + 2.28% to 2.32% (2)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	115,382	US$ + 2.36% to 2.39% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	80,163	82,544	US$ + 2.74% (2)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	49,311	US$ + 2.2% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	479,756	490,334	US$ + Libor 3 months + 1.40% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	239,090	244,484	US$+Libor 3 months+1.55% (2) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	213,374	218,104	US$ + Libor 3 months + 2.7% (3)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
CPFL Piratininga
BNP Paribas	207,198	188,822	Euro + 1.6350% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	200,112	204,486	US$ + Libor 3 months + 1.41% (2)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	159,650	163,225	US$ + Libor 3 months + 1.35% (3)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Scotiabank	-	54,235	US$ + 2.08% (2)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	160,236	163,712	US$ + Libor 3 months + 1.35% (2) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	213,374	218,104	US$ + Libor 3 months + 2.7% (3)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	57,599	58,852	US$ + Libor 3 months + 0.82%(2)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	261,934	267,740	US$ + Libor 3 months + 0.83%(2)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
HSBC	43,548	44,496	US$ + Libor 3 months + 1.30% (2)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	199,826	US$ + 2.78% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	213,374	218,104	US$ + Libor 3 months + 2.7% (3)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

CPFL Santa Cruz
Scotiabank	16,053	16,556	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Scotiabank	16,053	16,556	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	16,053	16,556	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	16,053	16,556	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	-	326,159	US$+Libor 3 months + 1.30% (2)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CCB-China Construction Bank	95,786	97,946	US$+Libor 3 months + 1.60% + 1.4% fee (3)	1 installment in June 2019	CPFL Energia guarantee and promissory notes
Scotiabank	113,979	117,550	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
Citibank	382,743	391,380	US$+Libor 3 months + 1.41% (2) (f)	3 annual installments from September 2018	CPFL Energia guarantee and promissory notes
CCB China	31,903	32,624	US$ + 3.37% (3) (g)	1 installment in September 2019	CPFL Energia guarantee and promissory notes
Scotiabank	160,780	163,125	US$ + 3.13% (f)	1 installment in December 2019	CPFL Energia guarantee
Paulista Lajeado
Banco Itaú	34,701	35,771	US$ + 3.196% (3)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	43,205	44,501	US$ + 2.779% (2)	1 installment in August 2018	CPFL Energia guarantee and promissory notes
Scotiabank	11,227	-	US$ + 2.779% (2)	1 installment in September 2020	CPFL Energia guarantee and promissory notes
Scotiabank	242,930	-	US$ + 2.779% (2)	1 installment in September 2020	CPFL Energia guarantee and promissory notes

Mark to market	23,963	(37,415)

Total in foreign currency - fair value	4,830,412	5,502,211

Borrowing costs (*)	(31,861)	(38,143)

Total - Consolidated	11,773,552	13,044,041

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais, corresponding to:
(1) 143.85% of CDI	(3) 109.1% to 119% of CDI
(2) 99% to 109% of CDI

Effective rate:
(a) 30% to 40% of CDI	(e) 80.1% to 90% of CDI
(b) 40.1% to 50% of CDI	(f) 100.1% to 110% of CDI
(c) 60.1% to 70% of CDI	(g) 110.1% to 120% of CDI
(d) 70.1% to 80% of CDI	(h) 120.1% to 130% of CDI

(*) In accordance with CPC 38/IAS 39, this refers to borrowing costs directly attributable to the issuance of the respective debts.

(**) Syndicated transaction – borrowings in foreign currency, having as counterpart a group of financial institutions.

As segregated in the tables above, in conformity with CPCs 38 and 39 and IASs 32 and 39, the Group classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to compare the effects of the recognition of income and expenses derived from marking to market of derivatives, debt-related derivatives, in order to obtain more relevant and consistent accounting information. At September 30, 2017, the balance of the borrowings measured at fair value was R$ 4,830,412 (R$ 5,502,211 at December 31, 2016).

Changes in the fair values of these borrowings are recognized in finance income/cost of the Group. At September 30, 2017, the accumulated losses obtained on the marking to market of the borrowings were R$ 23,963 (accumulated gains of R$ 37,415 at December 31, 2016), which offset by the gains obtained on the marking to market of derivative financial instruments of R$ 34,334 (R$ 24,504 at December 31, 2016) contracted to hedge against changes in foreign exchange rates (note 32), resulted in a total net gain of R$ 10,371 (R$ 61,919 at December 31, 2016).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From October 1st, 2018	513,541
2019	2,771,537
2020	1,620,724
2021	712,155
2022	510,261
2023 to 2027	1,320,764
2028 to 2032	515,886
2033 to 2037	21,664
Subtotal	7,986,531
Mark to market	19,727
Total	8,006,258

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Main additions in the period:

		R$ thousand
Company	Bank / Credit issue	Total approved	Released in 2017	Released net of fundraising costs	Interest	Utilization
Local currency
Investment
CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista e CPFL Mococa	FINAME (a)	6,467	6,467	6,467	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	11,205	11,205	11,205	Quarterly	Acquisition of machinery and equipment
CPFL Serviços	Promissory note	45,000	45,000	45,000	Bullet	Working capital
CPFL Renováveis	FINEM XXVI	764,109	145,670	142,494	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XVII	639,045	677	677	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XII	99,344	800	800	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVII	87,184	1,699	1,699	Monthly	Subsidiary's investment plan
CPFL Renováveis	Promissory note - BBM (a)	62,000	62,000	61,833	Bullet	Subsidiary's investment plan

		1,714,354	273,518	270,175

Foreign currency
CPFL Brasil	Law 4131 - Scotiabank	249,989	249,989	249,989	Semiannually	Working capital

(a) There is no restrictive financial covenant.

Prepayment

CPFL Paulista - In the nine-month period ended September 30, 2017, the subsidiary settled borrowings of R$ 250,738 from J.P. Morgan bank, which original maturities would be in December 2017 and February 2018.

RGE - In the nine-month period ended September 30, 2017, the subsidiary settled borrowings of R$ 200,672 from J.P. Morgan bank, which original maturities would be in February 2018.

CPFL Piratininga - In the nine-month period ended September 30, 2017, the subdisiary settled borrowings of R$ 68,952 from Banco do Brasil bank, which original maturities would be in July 2017 and July 2018.

Restrictive covenants

The borrowing agreements are subject to certain restrictive covenants, including covenants that require the Company and/or its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last measurement period.

CPFL Brasil – Law 4,131 - compliance with the following financial ratios, calculated semiannually: (i) Net debt divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (expenses) – minimum of 2.25.

For purposes of determining covenants, the definition of EBITDA at the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the Company’s direct or indirect interests in those entities (for both EBITDA and assets and liabilities).

Borrowings for other disbursement of amounts occurred in 2017, as well as other debts, have restrictive covenants related to financial indicators, which details of the restrictive covenants are presented in the financial statements at December 31, 2016.

Specifically for borrowings from BNDES related to (i) FINEM of the subsidiaries CPFL Paulista, CPFL Piratininga and RGE and (ii) Finem III, VI, IX, XII, XIII, XV, XVI, XIX, XX, XXI, XXII, XXIV , XXV, XXVI and XXVII of the subsidiary CPFL Renováveis and its subsidiaries, the respective contracts were added in 2017 with the inclusion of new financial covenants, additional to those previously existing, which must be verified annually in the financial statements of its parent companies:

CPFL Paulista, CPFL Piratininga and RGE:

(i)   Compliance, by the subsidiaries, with the financial ratios already disclosed in the notes to the consolidated financial statements for the year ended December 31, 2016;

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

(ii)   Compliance, by CPFL Energia, with the following financial ratios:

•       Net debt divided by EBITDA – maximum of 3.75;

•       Equity / (Equity + Net banking debts) – minumum of 0.28.

(iii) Compliance, by State Grid Brazil Power (SGBP), with the following financial ratios:

•       Equity / Total Assets – minimum of 0.30 (excluding IFRIC 12 / OCPC 01 (R1) effects).

CPFL Renováveis and subsidiaries:

(i)   Compliance, by CPFL Renováveis and its subsidiaries, with the financial ratios already disclosed in the notes to the consolidated financial statements for the year ended December 31, 2016;

(ii)  Compliance, by CPFL Energia, with the following financial ratios:

•       Net debt divided by EBITDA – maximum of 3.75;

•       Equity / (Equity + Net banking debts) – minumum of 0.28.

(iii) Compliance, by State Grid Brazil Power (SGBP), with the following financial ratios:

•       Equity / Total Assets – minimum of 0.30.

The Management of the Group monitors these ratios systematically and constantly to ensure that the covenants are complied with. In the opinion of the Group’s Management, all restrictive covenants and covenants whose indicators are measured semiannually and annually have been properly complied with, as per  the last measurement period, that is, June 30, 2017 and December 31, 2016, respectively.

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

(17)   DEBENTURES

		Consolidated
		September 30, 2017				December 31, 2016
		Current interest	Current	Noncurrent	Total	Current interest	Current	Noncurrent	Total
CPFL Paulista
6th Issue	Single series	6,402	-	264,000	270,402	47,079	198,000	462,000	707,079
7th Issue	Single series	7,062	126,250	378,750	512,062	28,913	-	505,000	533,913
		13,464	126,250	642,750	782,464	75,992	198,000	967,000	1,240,992

CPFL Piratininga
6th Issue	Single series	1,067	-	44,000	45,067	7,846	33,000	77,000	117,846
7th Issue	Single series	3,286	58,750	176,250	238,286	13,455	-	235,000	248,455
8th issue	2nd series	2,861	-	246,000	248,861	-	-	-	-
8th issue	1st series	398	-	60,559	60,957	-	-	-	-
		7,612	58,750	526,809	593,171	21,301	33,000	312,000	366,301

RGE
6th Issue	Single series	4,850	-	200,000	204,850	35,666	150,000	350,000	535,666
7th Issue	Single series	2,377	42,500	127,500	172,377	9,733	-	170,000	179,733
8th issue	2nd series	2,914	-	250,000	252,914	-	-	-	-
8th issue	1st series	872	-	131,347	132,219	-	-	-	-
		11,013	42,500	708,847	762,360	45,399	150,000	520,000	715,399

CPFL Santa Cruz
1st Issue	Single series	1,058	32,500	-	33,558	550	32,500	32,500	65,550

RGE SUL
4th Issue	Single series	53,851	-	1,100,000	1,153,851	32,058	-	1,100,000	1,132,058

CPFL Brasil
3rd Issue	Single series	19,582	-	400,000	419,582	11,657	-	400,000	411,657

CPFL Geração
5th Issue	Single series	19,251	546,000	-	565,251	12,969	546,000	546,000	1,104,969
6th Issue	Single series	4,623	153,318	306,682	464,623	23,228	-	460,000	483,228
7th Issue	Single series	29,565	-	635,000	664,565	16,379	-	635,000	651,379
8th Issue	Single series	2,133	-	87,146	89,279	3,369	-	85,520	88,889
9th Issue	Single series	2,632	-	51,190	53,822	524	-	50,278	50,802
		58,205	699,318	1,080,018	1,837,542	56,470	546,000	1,776,798	2,379,268
Parent company
5th Issue	Single series	66	-	186,000	186,066	18,069	-	620,000	638,069

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	2,056	44,196	464,068	510,320	762	41,938	461,314	504,014
1st Issue - PCH Holding 2	Single series	346	8,700	123,391	132,437	644	8,700	132,091	141,435
1st Issue - DESA	Single series	-	-	-	-	425	17,500	-	17,925
2nd Issue - DESA	Single series	37,712	21,665	43,336	102,713	29,153	-	65,000	94,153
1st Issue - Pedra Cheirosa I	Single series	279	64,653	-	64,932	6,675	52,200	-	58,875
1st Issue - Pedra Cheirosa II	Single series	255	59,203	-	59,458	6,114	47,800	-	53,914
1st Issue - Boa Vista II	Single series	-	-	-	-	6,395	50,000	-	56,395
1st Issue - Renováveis (***)	Single series	13,000	64,500	258,000	335,500	6,160	43,000	322,500	371,660
2nd Issue - Renováveis	Single series	96	60,000	210,000	270,096	11,486	30,000	270,000	311,486
3rd Issue - Renováveis	Single series	11,357	98,658	197,343	307,358	4,444	-	296,000	300,444
4th Issue - Renováveis	1st series	79	-	200,000	200,079	7,925	-	200,000	207,925
5th Issue - Renováveis	Single series	7,268	6,000	94,000	107,268	-	-	-	-
7th Issue - Renováveis	Single series	2,954	-	251,211	254,165	-	-	-	-
		75,402	427,575	1,841,349	2,344,326	80,183	291,138	1,746,905	2,118,226

Borrowing costs (**)		-	(16,570)	(48,954)	(65,524)	(7,346)	(8,545)	(51,684)	(67,575)

		240,252	1,370,323	6,436,820	8,047,395	334,333	1,242,092	7,423,518	8,999,945

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

		Quantity issued	Annual remuneration	Annual effective rate	Amortization conditions	Collateral
CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	246,000	109.5% CDI	109.5% CDI	2 installments in February 2021 and February 2022	CPFL Energia guarantee
8th issue	1st series	60,000	IPCA + 5.2901%	IPCA + 5.2901%	2 installments in February 2021 and February 2022	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	250,000	111.25% CDI	111.25% CDI	2 installments in February 2021 and February 2022	CPFL Energia guarantee
8th issue	1st series	130,000	IPCA+ 5.3473%	IPCA+ 5.3473%	2 installments in February 2021 and February 2022	CPFL Energia guarantee

CPFL Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

RGE SUL
4th Issue	Single series	110,000	114.50% of CDI	114.5% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Brasil
3rd Issue	Single series	40,000	114.5% of CDI	114.5% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee
9th Issue	Single series	50,000	IPCA+ 5.48%	101.74% of CDI	1 installment in October 2021	CPFL Energia guarantee

Parent company
5th Issue	Single series	62,000	114.5% of CDI	120.65% of CDI	2 annual installments from October 2019	No guarantee

CPFL Renováveis
1st Issue - SIIF	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 1% + 0.6%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 1.8%	9 annual installments from June 2015	CPFL Renováveis guarantee
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 1.34%	3 semi-annual installments from April de 2017	Unsecured
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 1.82%	Annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114.0% of CDI	115.43% of CDI	5 annual instalments from June 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% of CDI	120.64% of CDI	1 installment in May 2020	Unsecured
4th Issue - Renováveis	1st series	20,000	126% CDI	134.22% CDI	3 annual installments from September 2019	CPFL Energia guarantee
5th Issue - Renováveis	Single series	100,000,000	129.5% of CDI	138.06% of CDI	12 semi-annual installments from June 2018	Liens of quotas from Ludesa and contract credits Dobrevê guarantee
7th Issue - Renováveis	Single series	250,000	IPCA + 5.62%	IPCA + 6.03%	1 installment in June 2022	CPFL Energia guarantee

The subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for the earnings per share (note 24)

(**) In accordance with CPC 38/IAS 39, this refers to borrowing costs directly attributable to the issuance of the respective debts.

(***) On June 28, 2017, the subsidiary obtained the agreement of the debenture holders for non-compliance with the Debt Service Coverage Ratio (DSCR) indicator relating to the calculation for June 2017 (higher than 1.00) and DSCR relating to the calculation for December 2017 (higher than 1.05).

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
From October 1st, 2018	48,562
2019	2,799,651
2020	1,582,302
2021	863,748
2022	400,659
2023 to 2027	698,344
2028 to 2032	43,555
Total	6,436,820

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Main additions in the period:

			R$ thousand
Company	Issue	Quantity issued	Released in 2017	Released net of fundraising costs	Interest	Utilization
CPFL Piratininga	8th issue	306,000	306,000	303,442	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE	8th issue	380,000	380,000	376,605	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Renováveis - parent company (a)	5th issue	100,000,000	100,000	97,072	Semiannually	Subsidiary's investment plan
CPFL Renováveis - controladora (a)	7th issue	250,000	250,000	243,472	Semiannually	Subsidiary's investment plan
			1,036,000	1,020,591

(a) the agreement has no restrictive covenants

Pre-payment

6th issue - CPFL Paulista, CPFL Piratininga and RGE – In the nine months period ended September 30, 2017, two quotas of principal were paid of the 6th issue of debentures of the subsidiaries CPFL Paulista (R$ 405,660), CPFL Piratininga (R$ 67,610) and RGE (R$ 311,649), whose due date were July 2017 and 2018.

5th issue of debentures - CPFL Energia – In the nine months period ended September 30, 2017, R$ 460,194 of the Company’s 5th issue of debentures, with original maturities in October 2019 and 2020, were settled.

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last  measurement period.

Debentures issued in 2017 are subject to restrictive covenants, which require from Company or its subsidiaries to maintain financial ratios, as follows:

CPFL Piratininga and RGE

Maintenance, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by finance income (expenses) - minimum of 2.25;

The details of the restrictive conditions for other debts are presented in the Financial Statements of December 31, 2016.

The Management of the Group monitors these ratios systematically and constantly to ensure that the conditions are complied with. In the opinion of the Group’s Management, all restrictive covenants and covenants whose indicators are measured semiannually and annually have been properly complied with, as per the last measurement period, that is, June 30, 2017 and December 31, 2016, respectively.

(18)   PRIVATE PENSION PLAN

The subsidiaries have supplementary retirement and pension plans for their employees, the characteristics of which are described in note 19 to the financial statements for the year ended December 31, 2016.

18.1    Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

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	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Net actuarial liability at December 31, 2016	800,445	139,958	18,954	4,972	74,830	1,039,159
Expenses (income) recognized in the statement of profit or loss	63,376	12,933	1,550	190	7,377	85,426
Sponsors' contributions transferred during the year/period	(23,213)	(8,728)	(323)	(5,093)	(4,507)	(41,864)
Net actuarial liability at September 30, 2017	840,608	144,163	20,182	69	77,700	1,082,721
Other contributions	11,225	641	146	94	-	12,106
Total liability	851,833	144,804	20,328	163	77,700	1,094,827

Current						80,091
Noncurrent						1,014,736

The income and expenses recognized as cost of the operation are shown below:

	Nine months 2017
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	531	2,364	54	204	1,615	4,768
Interest on actuarial obligations	357,459	95,670	8,574	28,047	38,205	527,955
Expected return on plan assets	(294,614)	(85,101)	(7,078)	(28,061)	(32,444)	(447,298)
Total expense (income)	63,376	12,933	1,550	190	7,377	85,426

	Nine months 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	604	2,248	55	35	-	2,942
Interest on actuarial obligations	348,598	89,839	8,333	26,078	-	472,848
Expected return on plan assets	(303,883)	(87,027)	(7,228)	(26,689)	-	(424,827)
Effect of asset ceiling	-	-	-	520	-	520
Total expense (income)	45,319	5,060	1,160	(56)	-	51,483

The main assumptions considered in the actuarial calculation, based on the actuarial reports prepared as of  December 31, 2016 and 2015, were as follows:

	CPFL Paulista, CPFL Geração and CPFL Piratininga		RGE		RGE Sul
	12/31/2016	12/31/2015	12/31/2016	12/31/2015	12/31/2016

Nominal discount rate for actuarial liabilities:	10,99% p.a.	12,67% p.a.	10,99% p.a.	12,67% p.a.	10,99% p.a.
Nominal return rate on plan assets:	10,99% p.a.	12,67% p.a.	10,99% p.a.	12,67% p.a.	10,99% p.a.
Estimated rate of nominal salary increase:	7,00% p.a.	6,79% p.a.	8,15% p.a.	6,79% p.a.	7,29% p.a.
Estimated rate of nominal benefits increase:	5,00% p.a.	5,00% p.a.	5,00% p.a.	4,50% p.a.	5,00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.	5,00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BR-EMS sb v.2015	AT-2000 (-10)	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Low Light	Medium Light
Expected turnover rate:	ExpR_2012*	ExpR_2012*	Null	ExpR_2012	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with aggravation of 40%

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(19)   REGULATORY CHARGES

	Consolidated
	September 30, 2017	December 31, 2016
Financial compensation for the use of water resources	826	1,385
Global reversal reserve - RGR	17,520	17,469
ANEEL inspection fee - TFSEE	2,094	2,044
Energy development account - CDE	261,580	309,117
Tariff flags and others	170,259	36,064
Total	452,279	366,078

Energy development account – CDE: refers to the (i) annual CDE quota for the year 2017 in the amount of R$ 138,135 (R$ 164,681 at December 31, 2016); (ii) quota intended for the refund of the amount contributed to the CDE account for the period from January 2013 to January 2014 totaling R$ 46,797 (R$ 44,622 at December 31, 2016); and (iii) quota intended for the refund of the amount contributed to the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 76,648 (R$ 99,814 at December 31, 2016). The subsidiaries matched the payables relating to the CDE account with the receivables relating to the Eletrobras account (note 11) in the nine months period ended September 30, 2017, in the amount of R$ 220,946.

(20)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	September 30, 2017	December 31, 2016
Current
IRPJ (corporate income tax)	75,975	42,793
CSLL (social contribution on net income)	28,489	14,434
Income tax and social contribution	104,464	57,227

ICMS (State VAT)	399,408	416,096
PIS (tax on revenue)	27,259	28,759
COFINS (tax on revenue)	120,026	126,939
Others	47,555	52,522
Other taxes	594,249	624,317

Total current	698,712	681,544

Noncurrent
PIS (Tax on Revenue)	21,107	26,814
Other taxes	21,107	26,814

Total noncurrent	21,107	26,814

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(21)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	September 30, 2017		December 31, 2016
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor	208,128	118,107	222,001	110,147

Civil	301,123	105,554	236,915	114,214

Tax
FINSOCIAL	33,819	94,994	32,372	90,951
Income Tax	148,736	377,776	142,790	150,439
Others	154,172	136,664	113,227	84,091
	336,726	609,434	288,389	325,481

Others	102,471	4,431	85,971	229

Total	948,448	837,526	833,276	550,072

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2016	Additions	Reversals	Payments	Monetary adjustment	Business combinations	September 30, 2017
Labor	222,001	63,065	(28,838)	(68,690)	26,405	(5,817)	208,128
Civil	236,915	73,726	(23,846)	(84,604)	17,668	81,264	301,123
Tax	288,389	24,235	(5,968)	(64)	17,342	12,791	336,726
Others	85,971	4,168	(59)	(7,486)	7,902	11,974	102,471
Total	833,276	165,194	(58,710)	(160,843)	69,318	100,212	948,448

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losses on lawsuits to which the Company and its subsidiaries are parties, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Group’s management.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the Note 22 of the financial statements at December 31, 2016.

Possible losses:

The Company and its subsidiaries are involved in other lawsuits and risks for which Management, supported by the opinion of its outside legal counselors, believes that the likelihood of a favorable outcome is possible as there is a solid defense position for these cases and,  therefore, no provision was recognized. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered as probable or remote.

The claims relating to possible losses at September 30, 2017 and December 31, 2016 were as follows:

	Consolidated
	September 30, 2017	December 31, 2016

Labor	723,054	668,005	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,161,063	1,004,279	Personal injury, environmental impacts and overfed tariffs
Tax	4,740,916	4,611,077	ICMS, FINSOCIAL, PIS, COFINS, Income Tax and Social Contribution
Regulatory	84,616	93,827	Technical, commercial and economic-financial supervisions
Total	6,709,648	6,377,188

Tax – there is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,167,393. In January 2016, the subsidiary obtained court decisions that authorized the replacement of the escrow deposits related to these lawsuits with financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiary occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in both cases, without suspensive effect, which is pending a decision of the Federal Regional Court. Concurrently, in February 2017, there was a decision for the refund of the amount related to interest incurred on one of the deposits withdrawn. Therefore, the subsidiary made an escrow deposit of R$ 206,874.

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Regarding the labor risks, as described in note 22 to the financial statements for the year ended December 31, 2016, there is a discussion about the possibility of changing the inflation adjustment index used by the Labor Court, the status of such discussion has been unchanged since then and the risk remains as possible.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(22)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	September 30, 2017	December 31, 2016	September 30, 2017	December 31, 2016
Consumers and concessionaires	49,088	73,864	43,765	44,711
Energy efficiency program - PEE	258,575	257,622	83,938	58,798
Research & Development - P&D	120,976	75,655	39,196	55,272
EPE / FNDCT / PROCEL	14,031	12,928	-	-
Reversion fund	-	-	17,750	17,750
Advances	305,762	163,054	6,903	8,029
Tariff discounts - CDE	13,343	8,891	-	-
Provision for socio environmental costs	12,586	13,703	67,584	61,828
Payroll	13,045	16,951	-	-
Profit sharing	43,450	56,215	7,056	11,400
Collection agreements	66,713	69,793	-	-
Guarantees	-	-	24,608	44,140
Business combination	6,845	9,492	-	-
Others	68,610	49,455	2,738	7,364
Total	973,025	807,623	293,538	309,292

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

(23)   EQUITY

The shareholders’ interest in the Company’s equity at September 30, 2017 and December 31, 2016 is shown below:

	Number of shares
	September 30, 2017
Shareholders	Common shares	Interest %
State Grid Brazil Power Participações S.A.	322,078,613	31.64%
ESC Energia S.A.	234,086,204	23.00%
Members of Executive Board and Board of Directors	23,516	0.00%
Other shareholders	461,726,413	45.36%
Total	1,017,914,746	100.00%

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	Number of shares
	December 31, 2016
Shareholders	Common shares	Interest %
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	299,787,559	29.45%
Camargo Correa S.A.	5,897,311	0.58%
ESC Energia S.A.	234,086,204	23.00%
Bonaire Participações S.A.	1,249,386	0.12%
Energia São Paulo FIA	35,145,643	3.45%
Fundação Petrobras de Seguridade Social - Petros	28,056,260	2.76%
Fundação Sistel de Seguridade Social	37,070,292	3.64%
Fundação Sabesp de Seguridade Social - Sabesprev	696,561	0.07%
Fundação CESP	51,048,952	5.02%
Members of Executive Board	34,250	0.00%
BNDES Participações S.A.	68,592,097	6.74%
Antares Holdings Ltda.	16,967,165	1.67%
Brumado Holdings Ltda.	36,497,075	3.59%
Other shareholders	202,785,991	19.92%
Total	1,017,914,746	100.00%

On January 23, 2017, the Company received a correspondence from State Grid Brazil Power Participações S.A.. (“State Grid Brazil”) informing that on that date the Share Purchase Agreement dated September 2, 2016 between State Grid Brazil, Camargo Corrêa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS, Fundação SABESP de Seguridade Social — SABESPREV, and certain other parties, had been signed.

After finalizing the transaction, State Grid Brazil became the parent company of CPFL Energia with 54.64% (556,164,817 shares, direct or indirect) of the Company’s voting and total capital.

With the transaction, State Grid Brazil became the only controlling shareholder of the Company, and the Shareholders’ Agreement dated March 22, 2002 signed among the former shareholders was terminated.

On August 14, 2017, the Company disclosed to the Market that Bradespar S.A., due to the merger of its subsidiaries Antares Holdings Ltda. and Brumado Holdings Ltda., became the holder of 53,464,240 common shares issued by the Company, representing 5.25% of the total capital of the Company. This transaction does not entail any change in the Company’s shareholding control or administrative structure.

The details of the items included in equity are described in the financial statements for the year ended December 31, 2016.

(24)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and nine months periods ended September 30, 2017 and 2016 was based on the profit attributable to the controlling shareholders and the weighted average number of common shares outstanding during the reporting periods.

	2017		2016
	3rd Quarter	Nine months	3rd Quarter	Nine months
Numerator
Profit attributable to controlling shareholders	331,813	721,173	231,565	762,725
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746	1,017,914,746	1,017,914,746	(*)

Earnings per share - basic	0.33	0.71	0.23	0.75

Numerator
Profit attributable to controlling shareholders	331,813	721,173	231,565	762,725
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis	(2,718)	(2,718)	(7,179)	(7,179)
Profit attributable to controlling shareholders	329,094	718,454	224,386	755,546

Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746	1,017,914,746	1,017,914,746	(*)

Earnings per share - diluted	0.32	0.71	0.22	0.74

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(*)Considers the event that occurred on April 29, 2016, related to the capital increase through issue of 24,900,531 shares (note 24). In accordance with CPC 41/IAS 33, when there is an increase in the number of shares without an increase in resources, the number of shares is adjusted as if the event had occurred at the beginning of the oldest period presented

(25)   NET OPERATING REVENUE

	Consolidated
	2017		2016
Revenue from Electric Energy Operations	3rd quarter	Nine months	3rd quarter (Restated)	Nine months (Restated)
Consumer class
Residential	2,708,078	8,580,231	2,304,438	7,611,526
Industrial	1,276,260	3,778,892	1,295,120	3,963,933
Commercial	1,228,395	4,048,359	1,196,170	4,023,477
Rural	273,868	859,869	191,310	552,378
Public administration	176,618	575,827	154,934	495,974
Public lighting	164,093	477,590	139,861	428,024
Public services	249,703	720,235	214,077	665,123
(-) Adjustment of revenues from excess demand and excess reactive power	(19,876)	(65,029)	(15,654)	(51,277)
Billed	6,057,138	18,975,975	5,480,257	17,689,157
Unbilled (net)	53,122	(168,362)	(5,845)	93,319
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	(2,132,292)	(6,959,567)	(2,064,321)	(6,700,140)
Electricity sales to final consumers	3,977,969	11,848,045	3,410,091	11,082,336

Furnas Centrais Elétricas S.A.	144,208	421,449	137,893	396,271
Other concessionaires and licensees	931,259	2,206,234	682,585	1,683,928
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	(13,936)	(38,783)	(11,773)	(37,721)
Spot market energy	1,041,576	1,894,284	192,485	320,981
Electricity sales to wholesalers	2,103,107	4,483,184	1,001,189	2,363,459

Revenue due to Network Usage Charge - TUSD - Captive Consumers	2,146,228	6,998,350	2,076,094	6,737,861
Revenue due to Network Usage Charge - TUSD - Free Consumers	514,854	1,578,458	531,631	1,506,994
(-) Adjustment of revenues from excess demand and excess reactive power	(5,902)	(18,936)	(4,124)	(12,671)
Revenue from construction of concession infrastructure	602,337	1,480,699	325,100	816,950
Sector financial asset and liability (Note 8)	1,244,970	1,049,284	(558,007)	(1,752,239)
Concession financial asset - Adjustment of expected cash flow (Note 10)	10,399	91,713	45,440	197,461
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions and other tariff discounts	334,024	1,071,948	430,363	925,383
Other revenues and income	145,203	377,339	119,216	323,503
Other operating revenues	4,992,113	12,628,857	2,965,712	8,743,241
Total gross operating revenue	11,073,189	28,960,086	7,376,992	22,189,035

Deductions from operating revenues
ICMS	(1,271,009)	(4,026,211)	(1,103,749)	(3,619,844)
PIS	(164,278)	(439,068)	(111,639)	(341,665)
COFINS	(756,678)	(2,022,379)	(514,251)	(1,573,816)
ISS	(3,844)	(10,438)	(2,817)	(7,719)
Global reversal reserve - RGR	(755)	(2,211)	(2,142)	(3,527)
Energy development account - CDE	(784,740)	(2,399,054)	(788,646)	(2,465,988)
Research and development and energy efficiency programs	(56,047)	(140,481)	(33,494)	(99,783)
PROINFA	(41,414)	(128,181)	(30,732)	(79,641)
Tariff flags and others	(202,835)	(483,898)	(125)	(377,223)
IPI	(11)	(102)	(40)	(124)
FUST and FUNTEL	-	(19)	(10)	(27)
Others	(7,632)	(22,771)	(6,532)	(19,370)
	(3,289,243)	(9,674,812)	(2,594,177)	(8,588,728)
Net operating revenue	7,783,946	19,285,274	4,782,815	13,600,307

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	Consolidated
	2017		2016
Revenue from operations with electricity - in GWh (*)	3rd Quarter	Nine months	3rd Quarter	Nine months
Consumer class
Residential	4,538	14,256	3,755	12,023
Industrial	3,754	10,896	3,312	9,546
Commercial	2,325	7,609	2,184	7,121
Rural	877	2,811	593	1,624
Public administration	308	1,075	288	913
Public lighting	497	1,468	432	1,277
Public services	588	1,600	446	1,349
Billed	12,886	39,715	11,010	33,853
Own consumption	8	25	7	24
Electricity sales to final consumers	12,894	39,740	11,017	33,877

Furnas Centrais Elétricas S.A.	763	2,263	763	2,272
Other concessionaires and licensees	5,845	15,532	3,509	8,934
Spot market energy	2,590	6,963	2,973	4,737
Electricity sales to wholesalers	9,197	24,759	7,245	15,943

(*) Information not reviewed by the independent auditors.

	Consolidated
Nº of consumers (*)	September 30, 2017	September 30, 2016
Consumer class
Residential	8,284,900	7,036,187
Industrial	60,098	54,242
Commercial	545,514	467,295
Rural	357,943	247,832
Public Administration	60,695	52,005
Public Lighting	11,118	10,843
Public Services	9,765	8,580
Total	9,330,033	7,877,828
(*) Information not reviewed by the independent auditors.

25.1    Adjustment of revenues from excess demand and excess reactive power

The information related to the recognition and historical data are described in note 27.1 to the financial statements for the year ended December 31, 2016.

25.2     Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2017		2016
Subsidiary	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	-0.80%	-10.50%	9.89%	7.55%
CPFL Piratininga	October (b)	7.69%	17.28%	-12.54%	-24.21%
RGE	June	3.57%	5.00%	-1.48%	-7.51%
RGE Sul	April	-0.20%	-6.43%	3.94%	-0.34%
CPFL Santa Cruz	March	-2.44%	-8.42%	22.51%	7.15%
CPFL Leste Paulista	March	-1.20%	-4.15%	21.04%	13.32%
CPFL Jaguari	March	-0.74%	-2.56%	29.46%	13.25%
CPFL Sul Paulista	March	-3.12%	-10.73%	24.35%	12.82%
CPFL Mococa	March	-0.95%	-3.28%	16.57%	9.02%

(a) Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not reviewed by the independent auditors).

 (b) As described in note 34.1, the RTA for CPFL Piratininga occurred in October, 2017.

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25.3 Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

All the details about CDE are described in note 27.4 of the financial statements for the year ended December 31, 2016.

In the nine months period ended September 30, 2017, revenue of R$ 1,071,948 was recognized (R$ 739,110 in the nine months period ended September 30, 2016), of which (i) R$ 75,509 related to low-income subsidy (R$ 70,912 in the nine months period ended September 30, 2016), (ii) R$ 908,434 related to other tariff discounts (R$ 668,198 in the nine months period ended September 30, 2016) and (iii) R$ 88,005 related to tariff discounts - injunctions. These items were recognized against other receivables, in line item Trade receivables - Eletrobrás (note 11) and other payables in line item Tariff discounts - CDE (note 22).

25.4Tariff flags

The system for applying the Tariff Flags is described in note 27.5 to the financial statements for the year ended December 31, 2016.

In the nine months period ended September 30, 2017, ANEEL approved the tariff flags billed from December 2016 to July 2017 of the distribution subsidiaries. The amount billed in this period was R$ 344,278, of this amount R$ 160,995 were used to offset part of the sector financial asset and liability (note 8) and R$ 183,283 were passed on to the Centralizing Account for Tariff Flag Resources (CCRBT).  R$ 170,241, related to tariff flag billed in August and September 2017 and not yet approved, are recorded in regulatory charges (nota 19).

25.5 Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,202 of February 7, 2017, amended by REH No. 2,204 of March 7, 2017, established the definitive annual quotas of CDE for the year 2017. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015. Furthermore, by means of REH No. 2.004 of December 15, 2015, ANEEL established another quota intended for the amortization of the ACR Account, whose amount were updated by REH No. 2.231, of April 25, 2017, with payment and transfer to the CDE Account for the tariff period of each subsidiary.

25.6Adjustment for refunding the Reserve Energy Charge ("EER") of Angra III

ANEEL approved through REH No. 2,214 of March 28, 2017 the republication of the energy tariff – TE and Distribution System Usage Tariff - TUSD for the distribution subsidiaries, with the purpose of refunding the amount forecast for the Reserve Energy Charge (EER) of the energy generation company UTN Almirante Alvaro Alberto - Unit III (Angra III).

The tariffs resulting from this decision were effective in April 2017, however, as the reading period of each consuming unit does not coincide with the calendar month, this reduction occurred in the revenue amounts of April and May 2017, with its impact diluted between the two periods.

The average effect perceived by consumers was: -15.28% for CPFL Paulista, -6.8% for CPFL Piratininga, -10.89% for RGE, -13.76% for RGE Sul, -13.41% for CPFL Santa Cruz, -16.49% for CPFL Jaguari, -14.81% for CPFL Leste Paulista, -14.71% for CPFL Mococa, and -14.29% for CPFL Sul Paulista.

The estimated impact of this adjustment is an average reduction of -12.85% in revenues of distribution subsidiaries in April 2017.

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(26)   COST OF ELECTRIC ENERGY

	Consolidated
	2017		2016
Electricity Purchased for Resale	3rd Quarter	Nine months	3rd Quarter	Nine months
Itaipu Binacional	595,889	1,763,987	462,469	1,513,184
Spot market / PROINFA	114,110	315,928	80,271	169,721
Energy purchased through auction in the regulated market and bilateral contracts	4,540,978	10,366,187	2,168,998	5,960,300
PIS and COFINS credit	(478,219)	(1,134,417)	(246,031)	(697,945)
Subtotal	4,772,758	11,311,684	2,465,707	6,945,260

Electricity Network Usage Charge
Basic network charges	491,691	988,004	198,405	602,168
Transmission from Itaipu	66,358	96,896	13,386	38,799
Connection charges	30,950	90,764	22,142	57,487
Charges for use of the distribution system	7,515	29,581	9,272	28,179
System service charges - ESS	(75,657)	(224,185)	84,763	281,672
Reserve energy charges - EER	(74)	(91)	5,538	106,925
PIS and COFINS credit	(47,457)	(87,399)	(28,700)	(97,410)
Subtotal	473,326	893,571	304,806	1,017,820

Total	5,246,084	12,205,255	2,770,513	7,963,080

	Consolidated
	2017		2016
Electricity Purchased for Resale	3rd Quarter	Nine months	3rd Quarter	Nine months
Itaipu Binacional	595,889	1,763,987	462,469	1,513,184
Spot market / PROINFA	114,110	315,928	80,271	169,721
Energy purchased through auction in the regulated market and bilateral contracts	4,540,978	10,366,187	2,168,998	5,960,300
PIS and COFINS credit	(478,219)	(1,134,417)	(246,031)	(697,945)
Subtotal	4,772,758	11,311,684	2,465,707	6,945,260

Electricity Network Usage Charge
Basic network charges	491,691	988,004	198,405	602,168
Transmission from Itaipu	66,358	96,896	13,386	38,799
Connection charges	30,950	90,764	22,142	57,487
Charges for use of the distribution system	7,515	29,581	9,272	28,179
System service charges - ESS	(75,657)	(224,185)	84,763	281,672
Reserve energy charges - EER	(74)	(91)	5,538	106,925
PIS and COFINS credit	(47,457)	(87,399)	(28,700)	(97,410)
Subtotal	473,326	893,571	304,806	1,017,820

Total	5,246,084	12,205,255	2,770,513	7,963,080

	Consolidated
	2017		2016
Electricity Purchased for Resale - in GWh (*)	3rd Quarter	Nine months	3rd Quarter	Nine months
Itaipu Binacional	2,972	8,806	2,556	7,603
Spot market/PROINFA	630	2,457	461	1,631
Energy purchased through auction in the regulated market and bilateral contracts	16,054	47,342	13,073	36,808
Total	19,656	58,605	16,090	46,042
(*) Information not reviewed by the independent auditors

(27)      OPERATING COSTS AND EXPENSES

	Parent Company
	General and Administrative expenses
	2017		2016
	3rd Quarter	Nine months	3rd Quarter	Nine months
Personnel	4,675	24,169	12,391	28,345
Materials	37	103	18	62
Third party services	2,111	5,572	2,740	6,645
Depreciation and amortization	55	163	46	148
Others	793	1,736	888	1,825
Leases and rentals	13	223	12	37
Publicity and advertising	248	508	189	350
Legal, judicial and indemnities	168	174	276	406
Donations, contributions and subsidies	-	15	-	-
Others	365	816	410	1,031
Total	7,672	31,743	16,083	37,025

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	Consolidated
	3rd Quarter
			Services rendered to third parties		Operating expenses
	Operating costs				Sales		General		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Personnel	217,549	160,273	1	-	40,862	32,061	70,769	68,855	-	-	329,180	261,189
Private Pension Plans	28,483	23,658	-	-	-	-	-	-	-	-	28,483	23,658
Materials	62,466	59,038	558	211	(305)	2,121	6,733	3,396	-	-	69,452	64,766
Third party services	59,930	66,425	501	627	40,466	36,662	72,923	52,817	-	-	173,821	156,531
Depreciation and amortization	290,885	228,852	-	-	1,304	979	21,140	24,371	-	-	313,329	254,202
Costs of infrastructure construction	-	-	598,698	324,154	-	-	-	-	-	-	598,698	324,154
Others	39,115	23,938	(3)	(2)	52,498	51,857	27,815	42,631	105,702	74,560	225,127	192,984
Collection fees	2,915	-	-	-	18,045	16,205	-	-	-	-	20,960	16,205
Allowance for doubtful accounts	-	-	-	-	32,817	34,161	-	-	-	-	32,817	34,161
Leases and rentals	12,957	9,909	-	-	33	-	4,698	3,885	-	-	17,688	13,794
Publicity and advertising	60	60	-	-	41	-	4,527	3,971	-	-	4,628	4,031
Legal, judicial and indemnities	-	-	-	-	(40)	-	8,402	29,258	-	-	8,362	29,258
Donations, contributions and subsidies	17	22	-	-	-	3	704	69	-	-	721	94
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	50,414	12,290	50,414	12,290
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	71,294	62,365	71,294	62,365
Amortization of the risk premium paid -GSF	2,398	2,400	-	-	-	-	-	-	-	-	2,398	2,400
Fee for the use of water	1,402	2,936	-	-	-	-	-	-	-	-	1,402	2,936
Others	19,365	8,612	(3)	(2)	1,603	1,489	9,485	5,449	(16,006)	(95)	14,443	15,453
Total	698,427	562,184	599,755	324,990	134,824	123,680	199,380	192,069	105,702	74,560	1,738,089	1,277,483

	Consolidated
	Nine months
			Services rendered to third parties		Operating expenses
	Operating costs				Sales		General		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Personnel	639,033	485,120	2	1	126,445	93,951	232,862	194,285	-	-	998,342	773,357
Private Pension Plans	85,426	51,483	-	-	-	-	-	-	-	-	85,426	51,483
Materials	162,061	124,936	856	471	4,432	5,331	14,659	13,083	-	-	182,008	143,821
Third party services	198,894	199,037	1,285	1,414	123,734	105,282	224,297	157,586	-	-	548,210	463,318
Depreciation and amortization	852,521	676,204	-	-	4,146	2,635	70,109	71,458	-	-	926,776	750,297
Costs of infrastructure construction	-	-	1,478,990	815,681	-	-	-	-	-	-	1,478,990	815,681
Others	117,091	86,037	(5)	(8)	167,722	180,576	174,243	170,785	299,048	218,403	758,098	655,794
Collection fees	8,741	-	-	-	52,090	47,519	-	-	-	-	60,831	47,519
Allowance for doubtful accounts	-	-	-	-	118,885	130,026	-	-	-	-	118,885	130,026
Leases and rentals	38,832	28,386	-	-	(128)	-	14,055	12,682	-	-	52,759	41,068
Publicity and advertising	187	103	-	-	41	16	12,040	9,312	-	-	12,267	9,431
Legal, judicial and indemnities	-	-	-	-	(40)	-	122,025	138,227	-	-	121,985	138,227
Donations, contributions and subsidies	71	36	-	-	2	6	3,262	127	-	-	3,335	169
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	99,689	32,272	99,689	32,272
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	215,526	186,272	215,526	186,272
Amortization of the risk premium paid -GSF	7,195	7,200	-	-	-	-	-	-	-	-	7,195	7,200
Fee for the use of water	6,365	9,909	-	-	-	-	-	-	-	-	6,365	9,909
Others	55,701	40,403	(5)	(8)	(3,128)	3,009	22,861	10,438	(16,167)	(141)	59,262	53,700
Total	2,055,025	1,622,816	1,481,128	817,558	426,479	387,775	716,170	607,198	299,048	218,402	4,977,850	3,653,749

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(28)   FINANCE INCOME (EXPENSES)

	Parent company				Consolidated
	3rd Quarter 2017	Nine months 2017	3rd Quarter 2016	Nine months 2016	3rd Quarter 2017	Nine months 2017	3rd Quarter 2016 (Restated)	Nine months 2016 (Restated)
Financial income
Income from financial investments	1,051	3,449	21,251	48,516	94,177	383,653	186,959	484,733
Late payment interest and fines	-	2	460	464	60,858	203,693	58,088	174,934
Adjustment for inflation of tax credits	3,942	6,211	1,569	5,419	9,866	14,821	9,528	27,078
Adjustment for inflation of escrow deposits	6	19	12	34	13,847	39,911	9,287	26,835
Adjustment for inflation and exchange rate changes	-	8	-	1	20,848	50,125	29,647	131,639
Discount on purchase of ICMS credit	-	-	-	-	3,501	9,281	1,808	13,454
Adjustments to the sector financial asset (note 8)	-	-	-	-	(1,105)	-	(5,944)	50,643
PIS and COFINS on other finance income	(429)	(892)	(1,248)	(3,109)	(10,118)	(37,298)	(22,882)	(44,915)
PIS and COFINS on interest on own capital	(1,545)	(1,574)	(14)	(1,156)	(1,545)	(1,574)	(14)	(1,156)
Others	3,971	8,755	3,290	11,537	15,224	46,283	19,835	68,910
Total	6,995	15,979	25,321	61,706	205,553	708,896	286,310	932,154

Finance expenses
Interest on debts	(19,199)	(61,203)	(1,772)	(10,885)	(393,441)	(1,321,202)	(447,606)	(1,315,996)
Adjustment for inflation and exchange rate changes	3	2	(3,916)	(25,959)	(98,415)	(436,458)	(226,964)	(515,106)
(-) Capitalized interest	-	-	-	-	8,057	42,215	18,493	52,432
Adjustments to the sector financial liability ( note 8)	-	-	-	-	(30,390)	(80,781)	(996)	(17,257)
Use of public asset	-	-	-	-	(1,031)	(4,660)	(4,120)	(12,470)
Others	(3,455)	(3,603)	(1)	(470)	(33,732)	(105,717)	(42,010)	(123,633)
Total	(22,651)	(64,804)	(5,689)	(37,315)	(548,953)	(1,906,602)	(703,203)	(1,932,030)

Finance expense, net	(15,656)	(48,825)	19,631	24,391	(343,400)	(1,197,706)	(416,893)	(999,877)

Interest was capitalized at an average rate of 9.40% p.a. during the nine months period ended September 30, 2017 (10.87% p.a. in the nine months period ended September 30, 2016) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

The line item Adjustment for inflation and exchange rate changes includes the effects of losses on derivative instruments amounting to R$ 299,160 in the nine months period ended September 30, 2017 (R$ 1,345,605 in the nine months period ended September 30, 2016) (note 32).

(29)   SEGMENT INFORMATION

The segregation of the Group’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

The information segregated by segment is presented below, according to the criteria established by the Group’s officers:

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
Nine months 2017
Net operating revenue	15,320,657	506,494	996,327	2,362,076	41,296	58,424		19,285,274
(-) Intersegment revenues	22,710	323,729	419,460	7,809	312,135	9,197	(1,095,040)	-
Cost of electric energy	(10,089,747)	(91,464)	(218,864)	(1,805,180)	-	-		(12,205,255)
Operating costs and expenses	(3,096,790)	(75,629)	(271,917)	(27,248)	(284,738)	(79,225)		(3,835,548)
(-) Intersegment costs and expenses	(590,345)	(11,924)	(57,747)	(419,997)	(7,953)	(7,074)	1,095,040	-
Depreciation and amortization	(569,327)	(92,344)	(461,530)	(2,409)	(14,384)	(2,308)		(1,142,302)
Income from electric energy service	997,159	558,861	405,729	115,051	46,355	(20,987)		2,102,168
Equity	-	252,709	-	-	-	-		252,709
Finance income	472,228	89,450	106,957	12,586	7,092	20,582		708,896
Finance expenses	(951,199)	(353,983)	(494,239)	(37,333)	(4,838)	(65,011)		(1,906,602)
(-) Intersegment finance income (expense)	1,372	(1,297)	10,881	(5,182)	48	(5,822)		-
Profit (loss) before taxes	519,560	545,741	29,328	85,122	48,658	(71,238)		1,157,171
Income tax and social contribution	(235,340)	(96,922)	(50,044)	(29,467)	(10,861)	10,954		(411,680)
Profit (loss) for the period	284,221	448,818	(20,716)	55,654	37,797	(60,284)		745,490
Attributable to owners of the Company	284,221	412,370	(8,585)	55,654	37,797	(60,284)		721,173
Attributable to noncontrolling interests	-	36,448	(12,130)	-	-	-		24,318
Total assets (**)	22,750,421	4,220,825	12,796,051	831,834	403,661	790,685		41,793,477
Purchases of PP&E and intangible assets	1,264,243	3,197	565,671	2,100	40,909	751		1,876,871

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	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Other (*)	Elimination	Total
Nine months 2016 Restated (***)
Net operating revenue	10,690,753	436,358	934,182	1,427,923	68,225	42,866		13,600,307
(-) Intersegment revenues	16,752	304,028	229,817	50,015	229,907	6,330	(836,850)	-
Cost of electric energy	(6,659,834)	(64,996)	(142,772)	(1,095,478)	-	-		(7,963,080)
Operating costs and expenses	(2,091,100)	(72,332)	(221,903)	(25,717)	(228,429)	(77,700)		(2,717,181)
(-) Intersegment costs and expenses	(483,762)	(8,992)	(75,700)	(252,926)	(8,641)	(6,828)	836,850	-
Depreciation and amortization	(421,536)	(92,991)	(406,679)	(2,879)	(9,933)	(2,549)		(936,569)
Income from electric energy service	1,051,273	501,075	316,945	100,937	51,129	(37,881)		1,983,477
Equity	-	200,944	-	-	-	-		200,944
Finance income	616,665	131,604	97,742	25,317	6,845	53,981		932,154
Finance expenses	(977,675)	(413,364)	(492,310)	(19,003)	(6,530)	(23,149)		(1,932,030)
(-) Intersegment finance income (expense)	11,222	(1,915)	674	7,795	2,764	(20,540)		-
Profit (loss) before taxes	701,486	418,345	(76,950)	115,045	54,209	(27,590)		1,184,545
Income tax and social contribution	(274,371)	(74,189)	(39,837)	(36,169)	(13,158)	(4,967)		(442,691)
Profit (loss) for the period	427,114	344,156	(116,787)	78,877	41,051	(32,556)		741,854
Attributable to owners of the Company	427,114	311,412	(63,172)	78,877	41,051	(32,556)		762,725
Attributable to noncontrolling interests	-	32,744	(53,616)	-	-	-		(20,871)
Total assets (**)	22,887,781	5,310,924	12,459,791	466,021	345,372	701,103		42,170,992
Purchases of PP&E and intangible assets	709,200	11,728	802,228	2,490	31,312	2,728		1,559,686

(*) Others – refer basically to assets and transactions that are not related to any of the segments identified.

(**) The intangible assets, net of amortization, were allocated to the respective segments.

(***) For total assets, the balances refer to December 31, 2016.

(30)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações S.A.

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações S.A.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates were considered as related parties.

The main natures and transactions are described in note 32 to the financial statements for the year ended December 31, 2016.

To ensure that the trading transactions with related parties are conducted under usual market conditions, the Group set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, of the Company and an independent member, which analyzes the main transactions with related parties.

The total compensation of key management personnel in the nine months period ended September 30, 2017, as required by CVM Resolution 560/2008, was R$ 50,675 (R$ 41,764 in the nine months period ended September 30, 2016). This amount is comprised by R$ 49,625 related to short-term benefits (R$ 40,805 in the nine months period ended September 30, 2016), R$ 925 to post-employment benefits (R$ 836 in the nine months period ended September 30, 2016) and R$ 126 to others long-term benefits (R$ 123 in the nine months period ended September 30, 2016), and refers to the amount recognized on the accrual basis.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect  subsidiaries of State Grid Corporation of China.

Transactions between related parties involving controlling shareholders, entities under common control or  significant influence and joint ventures are as follows:

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	Consolidated
	September 30, 2017		Nine months 2017
	Asset	Liability	Income	Expense
Advances
BAESA – Energética Barra Grande S.A.	-	700	-	-
Foz do Chapecó Energia S.A.	-	992	-	-
ENERCAN - Campos Novos Energia S.A.	-	1,226	-	-
EPASA - Centrais Elétricas da Paraiba	-	446	-	-

Energy purchases and sales, and charges
Entities under common control	-	599	-	65,075
BAESA – Energética Barra Grande S.A.	-	17,096	-	50,527
Foz do Chapecó Energia S.A.	-	36,374	-	284,399
ENERCAN - Campos Novos Energia S.A.	802	51,746	6,568	211,011
EPASA - Centrais Elétricas da Paraiba	-	32,015	-	94,768

Intangible assets, property, plant and equipment, materials and services rendered
BAESA – Energética Barra Grande S.A.	221	-	1,181	-
Foz do Chapecó Energia S.A.	2	-	1,307	-
ENERCAN - Campos Novos Energia S.A.	152	-	1,242	-
EPASA - Centrais Elétricas da Paraíba S.A.	341	-	(544)	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	327	-
Noncontrolling shareholder of CPFL Renováveis	6,184	-	185	-

Dividends and interest on capital
ENERCAN - Campos Novos Energia S.A.	106,237	-	-	-

Others
Instituto CPFL	-	-	-	2,893

The comparative information below refers to the period in which  the controlling shareholders were those prior to the change of control described in note 23.

	Consolidated
	December 31, 2016		Nine months 2016
	Asset	Liability	Income	Expense
Bank balance and short term investment
Banco Bradesco S.A.	-	-	200,564	539
Banco do Brasil S.A.	48,985	-	1,302	1

Borrowings, Debentures and Derivatives
Banco Bradesco S.A.	-	-	15,732	50,103
Banco do Brasil S.A.	-	4,257,562	-	349,777
Banco BNP Paribas Brasil S.A	5,126	-	-	43,305

Other financial transactions
Banco Bradesco S.A.	-	-	50	10,194
Banco do Brasil S.A.	-	962	156	4,781

Advances
BAESA – Energética Barra Grande S.A.	-	726	-	-
Foz do Chapecó Energia S.A.	-	1,025	-	-
ENERCAN - Campos Novos Energia S.A.	-	1,269	-	-
EPASA - Centrais Elétricas da Paraiba	-	462	-	-

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Energy purchases and sales, and charges
Afluente Transmissão de Energia Elétrica S.A.	-	53	-	891
Aliança Geração de Energia S.A	-	1,183	3	38,479
Arizona 1 Energia Renovável S.A	-	-	-	720
Baguari I Geração de Energia Elétrica S.A.	-	6	-	217
BRF Brasil Foods	-	-	14,152	-
Braskem S.A.	-	-	-	16,023
Caetite 2 Energia Renovável S.A.	-	-	-	662
Caetité 3 Energia Renovável S.A.	-	-	-	668
Calango 1 Energia Renovável S.A.	-	-	-	799
Calango 2 Energia Renovável S.A.	-	-	-	681
Calango 3 Energia Renovável S.A.	-	-	-	799
Calango 4 Energia Renovável S.A.	-	-	-	742
Calango 5 Energia Renovável S.A.	-	-	-	788
Companhia de Eletricidade do Estado da Bahia – COELBA	743	121	14,440	-
Companhia Energética de Pernambuco - CELPE	692	20	7,295	183
Companhia Energética do Rio Grande do Norte - COSERN	267	-	2,262	1,035
Companhia Hidrelétrica Teles Pires S.A.	-	1,416	41	40,633
ELEB Equipamentos Ltda	-	-	2,228	-
Embraer	-	-	5,816	-
Energética Águas da Pedra S.A.	-	112	4	3,674
Estaleiro Atlântico Sul S.A.	-	-	5,958	-
Goiás Sul Geração de Enegia S.A.	-	-	-	133
Itapebi Geração de Energia S.A	-	-	3	-
Mel 2 Energia Renovável S.A.	-	-	-	533
NC ENERGIA S.A.	451	2	19,505	9
Norte Energia S.A.	1	4,585	11	27,279
Rio PCH I S.A.	-	209	-	6,878
Santista Jeanswear S/A	-	-	9,944	-
Santista Work Solution S/A	-	-	1,605	-
SE Narandiba S.A.	-	2	-	100
Serra do Facão Energia S.A. - SEFAC	-	557	-	17,963
Termopernambuco S.A.	-	-	5	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	19,380	5,705
Vale Energia S.A.	8,680	-	76,732	-
BAESA – Energética Barra Grande S.A.	-	5,642	-	50,573
Foz do Chapecó Energia S.A.	-	35,018	468	264,616
ENERCAN - Campos Novos Energia S.A.	387	50,526	6,478	209,243
EPASA - Centrais Elétricas da Paraiba	-	12,418	-	63,494

Intangible assets, property, plant and equipment, materials and services rendered
Alpargatas S.A.	168	-	-	-
Brasil veículos Companhia de Seguros	-	-	2	-
Centro de Gestão de Meios de Pagamento S.A. - CGMP	-	-	-	2,699
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	4	42	167	33
Companhia Brasileira de Soluções e Serviços CBSS - Alelo	-	-	-	1,768
Concessionária Auto Raposo Tavares S.A. - CART	-	-	-	15
Concessionária de Rodovias do Oeste de São Paulo – ViaOeste S.A.	-	-	-	6
Concessionária do Sistema Anhanguera - Bandeirante S.A.	86	-	-	3
Embraer	-	-	7	-
Estaleiro Atlântico Sul S.A.	-	-	10	-
HM 02 Empreendimento Imobiliário SPE Ltda.	-	-	45	-
Indústrias Romi S.A.	4	-	39	-
InterCement Brasil S.A	-	-	43	-
Instituto CCR	-	-	-	19
Investco S.A	-	-	-	15,381
Logum Logística S.A.	26	-	702	-
Mapfre Seguros Gerais S.A.	-	-	60	56
NC Energia S.A.	-	-	6	-
SAMM - Sociedade de Atividades em Multimídia Ltda.	-	-	845	-
Tim Celular S.A.	6	89	-	-
TOTVS S.A.	-	2	-	44
Ultrafértil S.A	-	-	14	-
Vale Fertilizantes S.A	-	-	147	-
BAESA – Energética Barra Grande S.A.	56	-	1,236	-
Foz do Chapecó Energia S.A.	104	-	1,406	-
ENERCAN - Campos Novos Energia S.A.	74	-	1,309	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,599	-	427	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	38,078	-	6,834	-
Noncontrolling shareholders of CPFL Renováveis	9,067	-	1,099	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	89	-	-	-
Chapecoense Geração S.A.	29,329	-	-	-
ENERCAN - Campos Novos Energia S.A.	40,983	-	-	-

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

(31)   RISK MANAGEMENT

The risk management structure and the main risk factors that affect the Group’s business are disclosed in note 34 to the financial statements for the year ended December 31, 2016.

(32)   FINANCIAL INSTRUMENTS

The main financial instruments, classified in accordance with the Group’s accounting practices, are:

					Consolidated
					September 30, 2017
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	(2)	Level 1	2,945,009	2,945,009
Cash and cash equivalent	5	(a)	(2)	Level 2	887,147	887,147
Derivatives	32	(a)	(2)	Level 2	588,572	588,572
Derivatives - Zero-cost collar	32	(a)	(2)	Level 3	63,102	63,102
Concession financial asset - distribution	10	(b)	(2)	Level 3	6,062,420	6,062,420
					10,546,250	10,546,250

Liabilities
Borrowings - principal and interest	16	(c)	(1)	Level 2 (***)	6,952,926	6,456,188
Borrowings - principal and interest	16	(a)	(2)	Level 2	4,820,626	4,820,626
Debentures - Principal and interest	17	(c)	(1)	Level 2 (***)	8,047,395	8,021,430
Derivatives	32	(a)	(2)	Level 2	121,594	121,594
					19,942,541	19,419,838
(*) Refers to the hierarchy for fair value measurement

(**) As a result of the initial designation of this financial liability, the consolidated balances reported a loss of  R$ 61,378 in the nine months period ended September 30, 2017 (loss of R$ 228,814 in the nine months period ended September 30, 2016).

(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:		Measurement:
(a) - Measured at fair value through profit or loss		(1) - Measured at amortized cost
(b) - Available for sale		(2) - Measured at fair value
(c) - Other financial liabilities

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting period are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – Eletrobras, (v) concession financial asset – transmission companies, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the nine months period ended September 30, 2017 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

CPC 40 (R1) and IFRS 7 require the classification into a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the measurement of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable inputs as market data obtained from independent sources and unobservable inputs as those that reflect market assumptions.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as available-for-sale, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss for the nine months period ended September 30, 2017 are R$ 97,155 (R$ 209,683 in the nine months period ended September 30, 2016) and the main assumptions are described in note 10.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 32 b.1.

The Company recognizes in the consolidated, in “Investments at cost”, the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A., comprising 28,154,140 common shares and 18,593,070 preferred shares. As this company does not have shares listed on the stock exchange and considering that the main objective of its operations is to generate electric energy that will be traded by the shareholders holding the concession, the Company elected to recognize the investment at cost.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (note 16). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

At September 30, 2017, the Group had the following swap transactions, all traded on the over-the-counter market:

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net	Gain (loss) on mark to market	Currency / index	Maturity range	Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of Tokyo-Mitsubishi	31,345	-	31,345	31,214	131	Dollar	Mar 2019	117,400
Bank of America Merrill Lynch	39,006	-	39,006	37,325	1,681	Dollar	Sep 2018	106,020
Bank of America Merrill Lynch	44,118	-	44,118	42,721	1,397	Dollar	Mar 2019	116,600
J.P.Morgan	22,059	-	22,059	21,361	698	Dollar	Mar 2019	58,300
Bradesco	8,944	-	8,944	8,826	118	Dollar	Jan 2018	54,214
Bradesco	36,981	-	36,981	36,439	542	Dollar	Jan 2018	173,459
J.P.Morgan	11,515	-	11,515	11,231	284	Dollar	Jan 2019	67,613
BNP Paribas	10,448	-	10,448	10,233	215	Euro	Jan 2018	63,896
Bank of Tokyo-Mitsubishi	14,281	-	14,281	15,646	(1,365)	Dollar	Feb 2020	142,735
Bank of America Merrill Lynch	71,598	-	71,598	70,026	1,572	Dollar	Feb 2018	405,300
Bank of America Merrill Lynch	-	(13,116)	(13,116)	(15,402)	2,287	Dollar	Oct 2018	329,500
Bradesco	-	(4,761)	(4,761)	(6,232)	1,471	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,368)	(4,368)	(6,215)	1,847	Dollar	May 2021	59,032
Citibank	-	(4,550)	(4,550)	(6,223)	1,672	Dollar	May 2021	59,032
Citibank	-	(4,506)	(4,506)	(6,232)	1,726	Dollar	May 2021	59,032
	290,295	(31,301)	258,994	244,719	14,274

CPFL Piratininga
Citibank	42,988	-	42,988	41,763	1,225	Dollar	Mar 2019	117,250
Bradesco	24,282	-	24,282	23,974	308	Dollar	Apr 2018	55,138
J.P.Morgan	24,288	-	24,288	23,976	312	Dollar	Apr 2018	55,138
Citibank	29,336	-	29,336	27,764	1,572	Dollar	Jan 2020	169,838
BNP Paribas	28,731	-	28,731	28,139	591	Euro	Jan 2018	175,714
Bradesco	-	(4,761)	(4,761)	(6,232)	1,471	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,368)	(4,368)	(6,215)	1,847	Dollar	May 2021	59,032
Citibank	-	(4,550)	(4,550)	(6,223)	1,672	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(2,105)	(2,105)	(3,110)	1,004	Dollar	May 2021	29,516
Citibank	-	(2,253)	(2,253)	(3,116)	863	Dollar	May 2021	29,516
	149,626	(18,037)	131,588	120,723	10,866

RGE
Bank of Tokyo-Mitsubishi	20,742	-	20,742	20,723	19	Dollar	Apr 2018	36,270
Bank of Tokyo-Mitsubishi	92,399	-	92,399	92,147	252	Dollar	May 2018	168,346
Bradesco	10,323	-	10,323	10,304	19	Dollar	Oct 2017	32,715
Bradesco	-	(4,761)	(4,761)	(6,232)	1,471	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,368)	(4,368)	(6,215)	1,847	Dollar	May 2021	59,032
Citibank	-	(4,550)	(4,550)	(6,223)	1,672	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,211)	(4,211)	(6,219)	2,009	Dollar	May 2021	59,032
	123,464	(17,890)	105,574	98,285	7,289
CPFL Jaguari
Scotiabank	-	(706)	(706)	(770)	64	Dollar	Jul 2019	16,484

CPFL Sul Paulista
Scotiabank	-	(706)	(706)	(770)	64	Dollar	Jul 2019	16,484

CPFL Leste Paulista
Scotiabank	-	(706)	(706)	(770)	64	Dollar	Jul 2019	16,484

CPFL Santa Cruz
Scotiabank	-	(706)	(706)	(770)	64	Dollar	Jul 2019	16,484

CPFL Paulista Lajeado
Itaú	-	(297)	(297)	(404)	106	Dollar	Mar 2018	35,000

CPFL Brasil
Scotiabank	-	(2,623)	(2,623)	(2,746)	123	Dollar	Aug 2018	45,360
Scotiabank	55	-	55	203	(147)	Dollar	Sep 2020	11,000
Scotiabank	-	(1,159)	(1,159)	3,573	(4,732)	Dollar	Sep 2020	238,989
	55	(3,782)	(3,726)	1,029	(4,755)

CPFL Geração
Scotiabank	-	(5,013)	(5,013)	(5,464)	451	Dollar	Jul 2019	117,036
Votorantim	-	(6,257)	(6,257)	(9,070)	2,812	Dollar	Jun 2019	104,454
Bradesco	-	(308)	(308)	(808)	499	Dollar	Sep 2019	32,636
Citibank	-	(13,416)	(13,416)	(15,467)	2,051	Dollar	Sep 2020	397,320
Scotiabank	-	(18,026)	(18,026)	(18,513)	487	Dollar	Dec 2019	174,525
	-	(43,020)	(43,020)	(49,320)	6,301

Subtotal	563,439	(117,151)	446,288	411,954	34,334

Derivatives to hedge debts not designated at fair value
Exchange rate hedge
CPFL Geração
J.P.Morgan	-	(4,443)	(4,443)	(4,813)	370	Dollar	Dec 2018	37,291

Price index hedge
CPFL Geração
Santander	9,933	-	9,933	7,978	1,955	IPCA	Apr 2019	35,235
J.P.Morgan	9,933	-	9,933	7,978	1,955	IPCA	Apr 2019	35,235
	19,865	-	19,865	15,956	3,909

Interest rate hedge (1)
CPFL Paulista
J.P.Morgan	1,059	-	1,059	70	990	CDI	Feb 2021	300,000
Votorantim	362	-	362	24	338	CDI	Feb 2021	100,000
Santander	382	-	382	25	357	CDI	Feb 2021	105,000
	1,803	-	1,803	119	1,684
CPFL Piratininga
Votorantim	511	-	511	34	477	CDI	Feb 2021	135,000
Santander	383	-	383	26	357	CDI	Feb 2021	100,000
	894	-	894	60	834

RGE
Votorantim	590	-	590	39	551	CDI	Feb 2021	170,000

CPFL Geração
Votorantim	1,980	-	1,980	100	1,880	CDI	Aug 2020	460,000

Subtotal	25,132	(4,443)	20,690	11,461	9,229

Other derivatives (2)
CPFL Geração
Itaú	21,929	-	21,929	1,990	19,939	Dollar	Sep 2020	21,548
Votorantim	18,260	-	18,260	1,676	16,584	Dollar	Sep 2020	21,548
Santander	22,913	-	22,913	1,968	20,946	Dollar	Sep 2020	27,095
Subtotal	63,102	-	63,102	5,633	57,469

Total	651,674	(121,594)	530,080	429,048	101,032

Current	389,732	(4,464)
Noncurrent	261,942	(117,130)

For further details on terms and information on debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.

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Standard Interim Financial Statements – ITR – Date: September 30, 2017 - CPFL Energia S.A.

As mentioned above, certain subsidiaries elected to mark to market debts for which they have fully debt-related derivatives instruments (note 16).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the quarters and nine months periods ended September 30, 2017 and 2016, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance expenses on adjustment for inflation and exchange rate changes:

			Gain (Loss)
			2017		2016
Company	Hedged risk / transaction	Account	3rd Quarter 2017	Nine months 2017	3rd Quarter 2016	Nine months 2016
CPFL Energia	Exchange variation	Finance expense - swap transaction	-	-	(4,584)	(76,202)
CPFL Energia	Mark to Market	Finance expense - fair value adjustment	-	-	49	2,319
CPFL Paulista	Interest rate variation	Finance expense - swap transaction	157	(10)	(750)	(736)
CPFL Paulista	Exchange variation	Finance expense - swap transaction	(97,613)	(155,275)	(72,032)	(768,061)
CPFL Paulista	Mark to Market	Finance expense - fair value adjustment	(2,164)	6,244	42,902	105,083
CPFL Piratininga	Interest rate variation	Finance expense - swap transaction	82	22	(208)	(473)
CPFL Piratininga	Exchange variation	Finance expense - swap transaction	(41,126)	(50,700)	(28,481)	(332,090)
CPFL Piratininga	Mark to Market	Finance expense - fair value adjustment	(943)	2,936	13,746	40,220
RGE	Interest rate variation	Finance expense - swap transaction	50	11	(436)	(432)
RGE	Exchange variation	Finance expense - swap transaction	(25,560)	(44,590)	(21,890)	(243,907)
RGE	Mark to Market	Finance expense - fair value adjustment	(1,075)	2,435	8,410	43,334
CPFL Geração	Interest rate variation	Finance expense - swap transaction	41	(183)	2,949	4,131
CPFL Geração	Exchange variation	Finance expense - swap transaction	(36,600)	(64,284)	(30,312)	(118,427)
CPFL Geração	Mark to Market	Finance expense - fair value adjustment	12,578	16,794	(20,849)	45,904
CPFL Santa Cruz	Exchange variation	Finance expense - swap transaction	(814)	(1,385)	(789)	(6,698)
CPFL Santa Cruz	Mark to Market	Finance expense - fair value adjustment	11	143	(94)	201
CPFL Leste Paulista	Exchange variation	Finance expense - swap transaction	(814)	(1,385)	(789)	(789)
CPFL Leste Paulista	Mark to Market	Finance expense - fair value adjustment	11	143	(27)	(27)
CPFL Sul Paulista	Exchange variation	Finance expense - swap transaction	(814)	(1,385)	(789)	(7,289)
CPFL Sul Paulista	Mark to Market	Finance expense - fair value adjustment	11	143	(66)	223
CPFL Jaguari	Exchange variation	Finance expense - swap transaction	(814)	(1,385)	(789)	(9,948)
CPFL Jaguari	Mark to Market	Finance expense - fair value adjustment	11	143	(27)	326
Paulista Lajeado Energia	Exchange variation	Finance expense - swap transaction	(1,789)	(3,012)	(1,288)	(10,480)
Paulista Lajeado Energia	Mark to Market	Finance expense - fair value adjustment	106	260	479	1,734
CPFL Brasil	Exchange variation	Finance expense - swap transaction	1,518	(79)	(1,622)	(13,084)
CPFL Brasil	Mark to Market	Finance expense - fair value adjustment	(4,916)	(4,760)	710	2,449
CPFL Serviços	Exchange variation	Finance expense - swap transaction	-	-	(342)	(3,327)
CPFL Serviços	Mark to Market	Finance expense - fair value adjustment	-	-	215	440
			(200,464)	(299,160)	(116,702)	(1,345,605)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, inasmuch as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At September 30, 2017, the total amount contracted was US$ 70,191, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

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Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 17.6%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 591, resulting in a net asset of R$ 63,693.

The following table reconciles the opening and closing balances of the call and put options for the nine months period ended September 30, 2017, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
At December 31, 2016	57,715	-	57,715
Measurement at fair value	22,126	-	22,126
Net cash, received from settlement of flows	(16,739)	-	(16,739)
At September 30, 2017	63,102	-	63,102

The fair value measurement of these financial instruments was recognized as finance income in the statement of profit or loss for the period, and no effects were recognized in other comprehensive income.

c)     Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1)  Changes in exchange rates

Considering that the net exchange rate exposure at September 30, 2017 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
			Decrease (increase)
Instruments	Exposure R$ thousand (a)	Risk	Exchange depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(4,590,320)		(202,710)	995,547	2,193,805
Derivatives - Plain Vanilla Swap	4,641,218		204,958	(1,006,586)	(2,218,130)
	50,898	drop in the dollar	2,248	(11,039)	(24,325)

Financial liability instruments	(282,542)		(18,871)	56,482	131,835
Derivatives - Plain Vanilla Swap	283,708		18,949	(56,715)	(132,379)
	1,165	drop in the euro	78	(233)	(544)

Total	52,063		2,326	(11,272)	(24,869)

			Decrease (increase)
Instruments	Exposure US$ thousand (a)	Risk	Currency depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Derivatives zero-cost collar	70,191	raise in the dollar	(67,171)	(90,702)	(114,233)

(a) The exchange rate considered at 9/30/2017 was R$ 3.17 per US$ 1.00 and R$ 3.74 per € 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 3.31 and R$ 3.99, and the currency depreciation at 4.42% and 6.68%, for US$ and €, respectively.

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(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..

(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Except for the zero-cost collar, as the net exchange exposure of the dollar and euro for the other derivative instruments is an asset, the risk is a drop in the dollar and euro, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Changes in interest rates

Assuming that: (i) the scenario of net exposure of the financial instruments indexed to floating interest rates at September 30, 2017 is maintained, and (ii) the respective annual indexes accumulated in the last 12 months, for this base date, remain stable (CDI 8.14% p.a.; IGP-M -1.45% p.a.; TJLP 7.00% p.a.; IPCA 2.47% p.a. and SELIC 11.40% p.a.), the effects that would be recognized in the consolidated financial statements for the next 12 months would be a net finance cost of R$ 920,804 (expenses of CDI R$ 721,153, TJLP R$ 305,251 and SELIC R$ 32,711, and finance income of IGP-M R$ 857 and IPCA R$ 137,454). In the event of fluctuations in the indexes according to the three scenarios defined, the amount of the net finance cost would be impacted by:

	Consolidated
Instruments	Exposure (a) R$ thousand	Risk	Scenario I (a)	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	4,529,045		(48,461)	31,590	111,641
Financial liability instruments	(8,837,495)		94,561	(61,642)	(217,844)
Derivatives - Plain Vanilla Swap	(4,550,920)		48,695	(31,743)	(112,180)
	(8,859,370)	CDI apprec	94,795	(61,794)	(218,383)

Financial liability instruments	(59,096)	IGP-M apprec	(2,612)	(3,051)	(3,490)

Financial liability instruments	(4,360,731)	TJLP apprec	-	(76,313)	(152,626)

Financial liability instruments	(590,442)		(7,262)	(1,801)	3,661
Derivatives - Plain Vanilla Swap	92,972		1,144	284	(576)
Concession financial asset	6,062,420		74,568	18,490	(37,587)
	5,564,950	drop in the IPCA	68,449	16,973	(34,503)

Financial liability instruments	(107,412)		4,554	2,632	709
Sectorial financial assets and liabilities	(179,526)		7,612	4,398	1,185
	(286,938)	SELIC apprec.	12,166	7,030	1,894

Total	(8,001,185)		172,798	(117,155)	(407,108)

(a)   The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of: 7.07%, 2.97%, 7.00%, 3.70% and 7.16%, respectively, were obtained from information available in the market.

(b)   As required by CVM Instruction 475/2008, the percentages of increase or decrease were applied to the indexes in scenario I.

(33)   NON-CASH TRANSACTIONS

	Parent Company		Consolidated
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Transactions originated from busines combination
Concession financial asset	-	-	(12,338)	-
Intangible assets	-	-	(22,165)	-
Property, plant and equipment	-	-	(4,800)	-
	-	-	(39,303)	-

Other transactions
Capital increase in investees	-	52,680	-	-
Interest capitalized in property, plant and equipment	-	-	27,755	43,568
Interest capitalized in concession intangible asset - distribution infrastructure	-	-	14,460	8,864
Transfer between property, plant and equipment and other assets	-	-	(39,257)	12,791

The balances disclosed in the "Transactions originated from business combination " lines refer to the complementary amounts related to the acquisition of RGE Sul, which final recognition occurred on September 30, 2017, according to note 12.5.

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(34)   SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD

34.1    Annual tariff adjustment (“RTA”) – CPFL Piratininga

On October 17, 2017, the ANEEL’s Collegiate Body approved the 2017 annual tariff adjustment (“RTA”) of subsidiary CPFL Piratininga. The tariffs were adjusted on average 7.69%, of which 6.33% is related to the economic adjustment and 1.37% related to financial components, in relation to the last tariff event (RTA/2016). The average effect to be perceived by the consumers is 17.28% (as disclosed in the Ratification Resolution), when compared with the RTA occurred in October 2016. The new tariffs are effective from October 23, 2017 to October 22, 2018.

34.2    Mandatory Tender Offer

As presented in the note 38.5 of financial statements at December 31, 2016, State Grid Brazil Power Participações will conduct a mandatory tender offer resulting from transfer of control for acquisition of all the common shares held by the remaining shareholders of CPFL (“Mandatory Tender Offer”).

At March 27, 2017, the Company’s extraordinary general meeting decided on the (i) selection of Credit Suisse (Brasil) S.A. for determining the Company’s economic value; (ii) cancelation of the Company’s listing with CVM as issuer of securities registered under the category “A”, and their conversion into category “B”; and (iii) Company’s withdrawal from the Novo Mercado.

On June 12, 2017, CVM requested State Grid to file the appraisal reports relating to the Mandatory Tender Offers, or alternatively, file the adjusted offering documentation foreseeing only the Mandatory Tender Offers, through direct sale of the Company’s control or indirect sale of the CPFL Renováveis’ control. In a material fact disclosed on July 7, 2017, State Grid informed that it had decided to proceed only with the Mandatory Tender Offers for the sale of control of the Companies required, in relation to each of the Companies.

On October 30 and 31, 2017, State Grid Brazil disclosed a Material Fact reporting that:

(i) on October 26, 2017, the CVM formally approved all relevant documents and the continuity of the Mandatory Tender Offer, pursuant to article 254-A of Law 6,404, article 29 of CVM Instruction 361, the Novo Mercado Listing Rules of B3 S.A. – Brasil, Bolsa, Balcão and the CPFL Energia’s bylaws;

(ii) as a result of such approval, in accordance with article 11 of the CVM Instruction 361/02, State Grid Brazil published on October 31, 2017, the Form of Notice of the Offer, with its applicable detailed terms and conditions.

The Offer is valid for a period of 30 (thirty) days, beginning on October 31, 2017, the date of publication of the Notice, and ending on November 30, 2017, the date set forth in the Invitation to Bid.

34.3    Issue of debentures – CPFL Paulista

At the Board of Directors' Meeting held on August 21, 2017, the 8th issue of simple debentures of the subsidiary CPFL Paulista, not convertible into shares, unsecured typed, with a personal guarantee, in up to 3 (three) series, was approved. On October 24, 2017 the amount of R$ 700,000 was fully paid in.

34.4    Issue of debentures – RGE Sul

At the Board of Directors' Meeting held on August 21, 2017, the 5th issue of simple debentures of the subsidiary CPFL Paulista, not convertible into shares, unsecured typed, with a personal guarantee, in up to 3 (three) series, was approved, in the total amount of R$ 300,000. On October 24, 2017 the subsidiary disclosed a Market Notice related to the suspension of the analysis of the application for registration of the public offering of the 5th issue of debentures, for a period of 30 business days from the date of the Market Notice release.

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OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of September 30, 2017:

	Number of shares
	September 30, 2017
Shareholders	Common shares	Interest %
State Grid Brazil Power Participações S.A.	322,078,613	31.64%
ESC Energia S.A.	234,086,204	23.00%
Members of Executive Board and Board of Directors	23,516	0.00%
Other shareholders	461,726,413	45.36%
Total	1,017,914,746	100.00%

Quantity and characteristic of securities held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2017 and December 31, 2016:

	September 30, 2017		December 31, 2016
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	556,164,817	54.64	693,038,168	68.08
Administrator	-	-	-	-
Members of the Executive Officers	23,516	0.00	34,250	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	461,726,413	45.36	324,842,328	31.91
Total	1,017,914,746	100.00	1,017,914,746	100.00
Outstanding shares - free float	461,726,413	45.36	324,842,328	31.91

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SHAREHOLDING STRUCTURE									9 months of 2017
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		556,164,817	54.64%	100.00%	-	0.00%	0.00%	556,164,817	54.64%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	23.00%	100.00%	-	0.00%	0.00%	234,086,204	23.00%	January 23, 2017
1.2	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	322,078,613	31.64%	100.00%	-	0.00%	0.00%	322,078,613	31.64%	January 23, 2017
	Noncontrolling shareholders		461,749,929	45.36%	100.00%	-	0.00%	0.00%	461,749,929	45.36%
1.3	Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	33.754.482/0001-24	98,589,229	9.69%	100.00%	-	0.00%	0.00%	98,589,229	9.69%	January 23, 2017
1.4	BNDES Participações S.A.	00.383.281/0001-09	68,592,097	6.74%	100.00%	-	0.00%	0.00%	68,592,097	6.74%	April 29, 2016
1.5	Bradespar S.A.	08.397.763/0001-20	53,464,240	5.25%	100.00%	-	0.00%	0.00%	53,464,240	5.25%	August 15, 2017
1.6	Membros do Conselho de Administração	07.341.926/001-90	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	April 29, 2016
1.7	Membros da Diretoria Executiva		23,516	0.00%	100.00%	-	0.00%	0.00%	23,516	0.00%	May 31, 2017
1.8	Demais Acionistas		241,080,847	23.68%	100.00%	-	0.00%	0.00%	241,080,847	23.68%
	Total		1,017,914,746	100.00%	100.00%	-	0.00%	0.00%	1,017,914,746	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações Ltda.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.2 State Grid Brazil Power Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%
1.2.1	International Grid Holdings Limited		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2	Top View Grid Investment Limited		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	July 31, 2017
1.2.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		14,299,999,999	100.00%	100.00%	-	0.00%	0.00%	14,299,999,999	100.00%
	4 - Entity: 1.2.1 International Grid Holdings Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.1.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	5 - Entity: 1.2.2 Top View Grid Investment Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.2.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	6 - Entity: 1.2.1.1 State Grid International Development Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%
1.2.1.1.1	State Grid International Development Co., Ltd		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.2	State Grid Overseas Investment Ltd		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%	July 31, 2017
1.2.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		21,429,327,845	100.00%	21.32%	79,091,019,116	100.00%	78.68%	100,520,346,961	100.00%
	7 - Entity: 1.2.1.1.1 State Grid International Development Co., Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
1.2.1.1.1.1	State Grid Corporation of China		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
	8 - Entity: 1.2.1.1.2 State Grid Overseas Investment Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%
1.2.1.1.2.1	State Grid Corporation of China		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

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INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Barão de Itapura, 950 - 6º andar

13020-431 - Campinas/SP - Brasil

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telefone +55 (19) 2129-8700, Fax +55 (19) 2129-8728

www.kpmg.com.br

Independent Auditors’ Report on Review of Interim Financial Information (Draft)

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Shareholders and Board Directors of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the individual and consolidated, interim financial information, of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form (ITR), for the quarter ended September 30, 2017, which comprises the statement of financial position as of September 30, 2017 and the respective statements of profit or loss and other comprehensive income for the three and nine month periods then ended, and the changes in equity and cash flows for the nine month period then ended, comprising the explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Information and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board - IASB, and for presentation of this interim financial information in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the quarterly information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standard on interim review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is substantially less than an audit conducted in accordance with auditing standards and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information referred above is not prepared, in all material respects, in accordance with CPC 21(R1) and the IAS 34, issued by IASB, applicable to the preparation of the Quarterly Information and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission (CVM).

Other matters - Statements of Value Added

The individual and consolidated interim financial information, related to statements of value added (DVA) for the nine month period ended September 30, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Other matter relating to corresponding information

The corresponding amounts related to individual and consolidated statement of financial position for the year ended December 31, 2016, were audited by another auditor who issued an unmodified opinion dated March 13, 2017. The corresponding amounts related to the individual and consolidated statement of profit or loss, other comprehensive income, changes in equity, cash flows and value added (supplementary information),  for the three and nine months periods ended September 30, 2016, disclosed for comparative purpose and restated due to the matters described on Note 2.8, were also reviewed by another auditor who expressed an unmodified conclusion dated November 6, 2017.

Campinas, November 6, 2017

KPMG Auditores Independentes

CRC (Regional Accounting Council) CRC 2SP027612/O-4

(Original report in Portuguese signed by)

Márcio José dos Santos

Accountant CRC 1SP252906/O-0

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 7, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.